As filed with the Securities and Exchange Commission on October 5, 2021

Registration No. 333-259590

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CITIZENS FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	05-0412693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

One Citizens Plaza

Providence, RI 02903

(203) 900-6715

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Malcolm D. Griggs

Chief Risk Officer and General Counsel

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, RI 02903

(401) 824-0503

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

H. Rodgin Cohen Mitchell S. Eitel Benjamin H. Weiner Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Brian F. Doran Executive Vice President and General Counsel Investors Bancorp, Inc. 101 JFK Parkway Short Hills, New Jersey 07078 (973) 924-5100	John J. Gorman Marc P. Levy Gregory M. Sobczak Luse Gorman, PC 5335 Wisconsin Avenue, N.W. Suite 780 Washington D.C. 20015 (202) 274-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in the accompanying proxy statement/prospectus is not complete and may be changed. A registration statement relating to the Citizens common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. The accompanying proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 5, 2021

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder of Investors Bancorp, Inc.:

On July 28, 2021, Investors Bancorp, Inc. (“Investors”) and Citizens Financial Group, Inc. (“Citizens”) entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” pursuant to the terms and subject to the conditions of which Citizens will acquire Investors in a stock and cash transaction.

Pursuant to the terms and subject to the conditions of the merger agreement, Investors will merge with and into Citizens, which we refer to as the “merger,” with Citizens surviving the merger as the surviving corporation. Following the completion of the merger, Investors Bank, Investors’ banking subsidiary, will merge with and into Citizens’ banking subsidiary, Citizens Bank, National Association (“CBNA”), which we refer to as the “bank merger,” with CBNA surviving the bank merger. If the merger is completed, Investors’ stockholders as of the completion of the merger will be entitled to receive, for each share of Investors common stock owned, $1.46 in cash and 0.297 shares of Citizens common stock, which we refer to collectively as the “merger consideration.” Based on the number of shares of Investors common stock and Citizens common stock outstanding on October 4, 2021, we expect that the delivery of the stock portion of the merger consideration will require Citizens to issue approximately 73,565,202 shares of Citizens common stock in connection with the merger, and that holders of shares of Investors common stock immediately prior to the closing of the merger will hold, in the aggregate, approximately 14% of the issued and outstanding shares of Citizens common stock immediately following the closing of the merger (without giving effect to any shares of Citizens common stock held by Investors stockholders prior to the merger).

Based on the closing stock price of Citizens common stock on the New York Stock Exchange, which we refer to as the “NYSE,” on July 27, 2021, the last full trading day before the date of the public announcement of the merger, of $44.32, and the exchange ratio of 0.297, the value of the merger consideration would be $14.62 for each share of Investors common stock, as of July 27, 2021. Based on the closing stock price of Citizens common stock on the NYSE on October 4, 2021, the latest practicable date before the date of this proxy statement/prospectus, of $48.26, and the exchange ratio of 0.297, the value of the merger consideration would be $15.79 for each share of Investors common stock, as of such date.

The market prices of both Citizens common stock and Investors common stock will fluctuate before the completion of the merger. You should obtain current stock price quotations for Citizens common stock and Investors common stock before you vote. Citizens common stock is quoted on the NYSE under the symbol “CFG.” Investors common stock is quoted on the NASDAQ under the symbol “ISBC.”

The merger cannot be completed unless the merger agreement is approved by the affirmative vote of at least a majority (50%) of the outstanding shares of Investors common stock entitled to vote thereon.

The special meeting of Investors stockholders will be held virtually via the Internet on November 19, 2021 at 9:00 a.m. Eastern time.

Investors stockholders of record as of the close of business on October 4, 2021, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting.

Your vote is very important, regardless of the number of shares of Investors common stock you own. To ensure your representation at the Investors special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the Investors special meeting. Submitting a proxy now will not prevent you from being able to vote at the Investors special meeting via the Internet.

Investors’ board of directors unanimously recommends that Investors stockholders vote “FOR” the proposal to approve the merger agreement and “FOR” the other matters to be considered at the Investors special meeting. In considering the recommendation of the board of directors of Investors, you should be aware that certain directors and executive officers of Investors may have interests in the merger that are different from, or in addition to, the interests of Investors stockholders generally. See the section entitled “The Merger—Interests of Investors’ Directors and Executive Officers in the Merger” beginning on page 74 of the accompanying proxy statement/prospectus.

This proxy statement/prospectus describes the special meeting of Investors stockholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 25, for a discussion of the risks relating to the proposed merger, and the Annexes and documents incorporated by reference into the proxy statement/prospectus.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Innisfree M&A Incorporated, Investors’ proxy solicitor, by calling toll-free at (877) 800-5192.

Sincerely,

Kevin Cummings

Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated October [            ], 2021 and is first being mailed to Investors stockholders on or about October [            ], 2021.

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, New Jersey 07078

NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 19, 2021

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Investors will be held virtually via the internet on November 19, 2021, at 9:00 a.m. Eastern time for the purpose of considering and voting on the following proposals:

1.

to approve and adopt the Agreement and Plan of Merger, dated as of July 28, 2021 (the “merger agreement”), by and between Citizens Financial Group, Inc., a Delaware corporation (“Citizens”) and Investors Bancorp, Inc., a Delaware corporation (“Investors”), and to approve the transactions contemplated by the merger agreement (the “merger,” with such proposal the “Investors merger proposal”);

2.	to approve a non-binding, advisory proposal to approve the compensation payable to the named executive officers of Investors in connection with the merger (the “Investors compensation proposal”); and

3.

to approve the adjournment of the Investors special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Investors special meeting to approve the Investors merger proposal, or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Investors stockholders (the “Investors adjournment proposal”).

In light of the ongoing developments related to the COVID-19 pandemic and to support the health and well-being of our stockholders, employees and community, the Investors special meeting will be held in a virtual-only format conducted via live webcast. You will be able to attend the special meeting by visiting www.proxydocs.com/ISBC (the “Investors special meeting website”) and inserting the control number included in your proxy card or, if you hold your shares of Investors common stock in “street name,” in the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record. You will be able to vote your shares electronically over the internet and submit questions online during the meeting by logging in to the website listed above and using the control number. See the “Questions & Answers” section of the accompanying proxy statement/prospectus for more information, including technical support information for the virtual Investors special meeting.

The board of directors of Investors has fixed the close of business on October 4, 2021 as the record date for the Investors special meeting. Only holders of record of Investors common stock as of the close of business on the record date for the Investors special meeting are entitled to notice of the Investors special meeting or any adjournment or postponement thereof. Only holders of record of Investors common stock will be entitled to vote at the Investors special meeting or any adjournment or postponement thereof.

Under Delaware law, Investors common stockholders who do not vote in favor of the Investors merger proposal will have the right to seek appraisal of the fair value of their shares of Investors common stock as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for such an appraisal prior to the vote on the Investors merger proposal and comply with the other Delaware law procedures explained in the accompanying proxy statement/prospectus. Investors common stockholders who do not vote in favor of the Investors merger proposal and who submit a written demand for such an appraisal prior to the vote on the Investors merger proposal and comply with the other Delaware law procedures will not receive the merger consideration.

The Investors board of directors unanimously recommends that Investors stockholders vote “FOR” the Investors merger proposal, “FOR” the Investors compensation proposal and “FOR” the Investors adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless Investors stockholders approve the Investors merger proposal. The affirmative vote of a majority of the outstanding shares of Investors common stock is required to approve the Investors merger proposal.

Whether or not you plan to attend the Investors special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

Brian F. Doran, Esq,

Corporate Secretary

Investors Bancorp, Inc.

October [        ], 2021

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Investors and Citizens from other documents that Investors and Citizens have filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Investors, without charge, by telephone or written request directed to:

Attention: Investor Relations

Investors Bancorp, Inc.

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

(973) 924-5100

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Citizens, without charge, by telephone or written request directed to:

Attention: Investor Relations

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, Rhode Island 02903

(203) 900-6715

In order for you to receive timely delivery of the documents in advance of the special meeting of Investors stockholders to be held on November 19, 2021, your request for such information must be received no later than five business days prior to the date of the special meeting, by November 12, 2021.

The proxy statement/prospectus is also available in the Investor Relations section of Investors’ website at www.myinvestorsbank.com. The information on Investors’ website is not part of this proxy statement/prospectus. References to Investors’ website in this proxy statement/prospectus are intended to serve as textual references only.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Citizens (File No. 333-259590), constitutes a prospectus of Citizens under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of common stock, par value $0.01 per share, of Citizens, which we refer to as “Citizens common stock,” to be issued to Investors stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of Investors under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting, at which Investors stockholders will be asked to consider and vote upon the approval of the merger agreement.

Citizens has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Citizens, and Investors has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Investors.

Citizens and Investors have not authorized anyone to provide you with information that is different from or in addition to that contained in or incorporated by reference into this proxy statement/prospectus. Citizens and Investors do not take any responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This proxy statement/prospectus is dated [             ], and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Investors stockholders nor the issuance by Citizens of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document. See “Where You Can Find More Information” beginning on page 144.

In this proxy statement/prospectus, unless the context otherwise requires:

•	“Citizens” refers to Citizens Financial Group, Inc., a Delaware corporation;

•	“CBNA” refers to Citizens Bank, National Association, a national banking association and Citizens’ banking subsidiary;

•	“Citizens bylaws” refers to the amended and restated bylaws of Citizens Financial Group, Inc.;

•	“Citizens charter” refers to the restated certificate of incorporation of Citizens Financial Group, Inc.;

•	“Citizens common stock” refers to the common stock of Citizens, par value $0.01 per share;

•	“Investors” refers to Investors Bancorp, Inc., a Delaware corporation;

•	“Investors Bank” refers to Investors Bank, a New Jersey-charted bank and Investors’ banking subsidiary;

•	“Investors bylaws” refers to the bylaws of Investors Bancorp, Inc.;

•	“Investors charter” refers to the certificate of incorporation of Investors Bancorp, Inc.; and

•	“Investors common stock” refers to the common stock of Investors, par value $0.01 per share.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:

Investors has agreed to be acquired by Citizens pursuant to the terms and subject to the conditions of the merger agreement that is described in this proxy statement/prospectus. Following the merger, Investors Bank will merge with and into CBNA, with CBNA being the surviving entity, which is referred to as the “bank merger.” In order for us to complete the transactions contemplated by the merger agreement, we need, among other things, Investors’ stockholders to approve the merger agreement. Investors is holding the special meeting to ask its stockholders to consider and vote upon, among other things, a proposal to approve the merger agreement.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the special meeting. Investors stockholders should read this information carefully and in its entirety. The enclosed voting materials allow stockholders to vote their shares without attending the special meeting.

Q:	What am I being asked to vote on at the special meeting?

A:

Investors is holding the special meeting to ask its stockholders to consider and vote upon a proposal to approve the merger agreement. Investors stockholders are also being asked to consider and vote upon a non-binding, advisory proposal to approve the compensation payable to the named executive officers of Investors in connection with the merger and to approve the adjournment of the Investors special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Investors special meeting to approve the Investors merger proposal, or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Investors stockholders. No other business will be conducted at the special meeting.

Q:	Does my vote matter?

A:

Yes. The merger cannot be completed unless the merger agreement is approved by Investors stockholders. If you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement. The board of directors of Investors, which we refer to as the “Investors board,” unanimously recommends that stockholders vote “FOR” the proposal to approve the merger agreement.

Q:	What is the vote required to approve each proposal at the Investors special meeting?

A:

The approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Investors common stock entitled to vote thereon. Because the affirmative vote required to approve the merger agreement is based upon the total number of outstanding shares of Investors common stock, if you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement.

The approval of the Investors compensation proposal and Investors adjournment proposal each require the affirmative vote of a majority of the votes cast at the Investors special meeting. Abstentions will not affect the outcome of such proposals.

See the sections entitled, “Information About the Special Meeting—Record Date and Quorum” and “Information About the Special Meeting—Vote Required” beginning on pages 31 and 32, respectively, of this proxy statement/prospectus.

Q:	How does the Investors board recommend that I vote at the special meeting?

A:

The Investors board unanimously recommends that Investors stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the Investors compensation proposal and “FOR” the Investors adjournment proposal. See the section entitled “The Merger—Investors’ Reasons for the Merger; Recommendation of the Investors Board of Directors” beginning on page 44 of this proxy statement/prospectus.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, each share of Investors common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive, in each case without interest, 0.297 of a share (the “exchange ratio”) of Citizens common stock, which we refer to as the “stock consideration,” and $1.46 in cash, which we refer to collectively with the stock consideration as the “merger consideration,” except that the following Investors shares (collectively referred to as the “exception shares”), will not receive the merger consideration: (i) shares of Investors common stock owned by Investors or Citizens or any direct or indirect wholly owned subsidiary of Citizens or Investors (in each case other than shares of Investors common stock (a) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties and (b) shares held, directly or indirectly, by Citizens or Investors in respect of debts previously contracted) and (ii) shares of Investors common stock that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law, which we refer to as the “DGCL.” Cash will be paid in lieu of fractional shares. See “What happens if I am eligible to receive a fraction of a share of Citizens common stock as part of the merger consideration?” below and the sections entitled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Fractional Shares” beginning on pages 91 and 92, respectively, of this proxy statement/prospectus.

If, after the date of the merger agreement and prior to the effective time of the merger, which we refer to as the “effective time,” the outstanding shares of Citizens common stock are changed into or exchanged for a different number of shares or a different class as a result of any reorganization, recapitalization, reclassification, stock split (including a reverse stock split), stock dividend, or other similar change in capitalization (excluding as a result of standard stock repurchases), then an appropriate and proportionate adjustment will be made to the exchange ratio and the merger consideration to provide the holders of Investors common stock the same economic effect as contemplated by the merger agreement prior to such event.

Q:	What is the exchange ratio?

A:

The exchange ratio is used to determine the number of shares of Citizens common stock Investors stockholders will be entitled to receive for each share of Investors common stock they hold. The exchange ratio is 0.297, as set forth in the merger agreement. The exchange ratio is in addition to the cash consideration of $1.46 per share of Investors common stock to be received by Investors stockholders in the merger. As further described immediately below, although the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for Citizens common stock, the exchange ratio used to determine the number of shares of Citizen common stock that Investors stockholders will receive is fixed. Based on the exchange ratio, holders of shares of Investors common stock immediately prior to the closing of the merger are expected to hold, in the aggregate, approximately 14% of the issued and outstanding shares of Citizens common stock immediately following the closing of the merger (without giving effect to any shares of Citizens common stock held by Investors stockholders prior to the merger).

Q:	What is the value of the merger consideration?

A:

The exact value of the merger consideration that Investors stockholders will receive will depend on the price per share of Citizens common stock at the time of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of Citizens common stock or the price of Citizens common stock at the time of the special meeting. Based on the cash consideration of $1.46 per share, the closing stock price of Citizens common stock on the NYSE on July 27, 2021, the last full trading day before the date of the public announcement of the merger, of $44.32, and the applicable exchange ratio of 0.297, the value of the merger consideration would be $14.62 for each share of Investors common stock, as of July 27, 2021. Based on the cash consideration of $1.46 per share and the closing stock price of Citizens common stock on the NYSE on October 4, 2021, the latest practicable date before the date of this proxy statement/prospectus, of $48.26, and the exchange ratio of 0.297, the value of the merger consideration would be $15.79 for each share of Investors common stock, as of such date. We urge you to obtain current market quotations for shares of Citizens common stock and Investors common stock.

Q:	What happens if I am eligible to receive a fraction of a share of Citizens common stock as part of the merger consideration?

A:

If the aggregate number of shares of Citizens common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of Citizens common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Fractional Shares” beginning on page 92 of this proxy statement/prospectus.

Q:	What will holders of Investors equity awards receive in the merger?

A:

Stock Options. At the effective time, subject to the terms and conditions of the merger agreement, each option to purchase shares of Investors common stock under Investors’ 2015 Equity Incentive Plan (the “2015 Investors Equity Plan”) and Investors’ 2006 Equity Incentive Plan (the “2006 Investors Equity Plan”

and together with the 2015 Investors Equity Plan, the “Investors Equity Plans”) that is outstanding immediately prior to the effective time, which we refer to as an “Investors stock option,” whether vested or unvested, will, automatically and without any required action on the part of the holder, cease to represent an option to purchase shares of Investors common stock and be converted into an option to purchase a number of shares of Citizens common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Investors common stock subject to such Investors stock option immediately prior to the effective time and (y) the Investors equity award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Investors common stock of such Investors stock option immediately prior to the effective time divided by (B) the Investors equity award exchange ratio. When we refer to the “Investors equity award exchange ratio,” we are referring to the sum of (x) the exchange ratio and (y) the quotient obtained by dividing $1.46 by the volume weighted price of shares of Citizens common stock quoted on the NYSE on each of the last twenty (20) trading days ending on the day which is the fifth (5th) trading date immediately preceding the date that the effective time occurs. Each Investors stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Investors stock option immediately prior to the effective time.

Time-Based Restricted Stock Unit Awards. At the effective time, subject to the terms and conditions of the merger agreement, each outstanding share of Investors common stock subject to a restricted stock award under the 2015 Investors Equity Plan, which we refer to as an “Investors restricted stock unit award,” will, automatically and without any required action on the part of the holder, cease to represent a restricted stock award of Investors common stock and be converted into a number of restricted shares of Citizens common stock, which we refer as a “Citizens restricted stock unit award,” equal to the Investors equity award exchange ratio (rounded to the nearest whole number). Each such Citizens restricted stock unit award will be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Investors restricted stock unit award immediately prior to the effective time.

The Investors stock options and Investors restricted stock unit awards are collectively referred to as “Investors equity awards.”

See “The Merger Agreement—Treatment of Investors Equity Awards” beginning on page 94 of this proxy statement/prospectus.

Q:	What will happen to Investors as a result of the merger?

A:

If the merger is completed, Investors will be merged with and into Citizens, with Citizens surviving the merger as the surviving corporation. As a result of the merger, Investors will no longer be a publicly held company and its separate corporate existence will cease. Following the merger, Investors common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

Q:	What equity stake will Investors stockholders hold in Citizens immediately following the merger?

A:

Based on the number of issued and outstanding shares of Citizens common stock and Investors common stock as of October 4, 2021 and based on the exchange ratio of 0.297, holders of shares of Investors common stock immediately prior to the closing of the merger will hold, in the aggregate, approximately 14% of the issued and outstanding shares of Citizens common stock immediately following the closing of the merger (without giving effect to any shares of Citizens common stock held by Investors stockholders prior to the merger).

Q:	When do you expect the merger to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described under the section entitled, “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 106 of this proxy statement/prospectus, including the approval of the merger agreement by Investors stockholders at the special meeting, Citizens and Investors expect that the merger will be completed in the second quarter of 2022. However, it is possible that factors outside the control of both companies, including whether or when the required regulatory approvals for the transactions contemplated by the merger agreement will be received, could result in the merger being completed at a different time or not at all.

Q:	What are the material United States federal income tax consequences of the merger to Investors stockholders?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer as the “Code,” and it is a condition to the respective obligations of Citizens and Investors to complete the merger that each of Citizens and Investors receives a legal opinion to that effect. Accordingly, an Investors stockholder generally will recognize gain, but not loss, in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Citizens common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Investors common stock surrendered) and (b) the amount of cash received pursuant to the merger. Further, an Investors stockholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Citizens common stock that the Investors stockholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 110.

The United States federal income tax consequences described above may not apply to all holders of Investors common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Who can vote at the special meeting?

A:

All holders of record of Investors common stock as of the close of business on October 4, 2021, the record date for the special meeting, which we refer to as the “record date,” are entitled to receive notice of, and to vote at, the special meeting, or any postponement or adjournment of the special meeting scheduled in accordance with Delaware law. Each holder of Investors common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Investors common stock that such holder owned of record as of the record date.

Q:	When and where is the special meeting?

A:

The special meeting will be held virtually via the Internet on November 19, 2021 at 9:00 a.m. Eastern time. The special meeting will be held solely via live webcast and there will not be a physical meeting location. Investors stockholders will be able to attend the special meeting online and vote their shares electronically during the meeting by visiting www.proxydocs.com/ISBC, which we refer to as the “special meeting website.” For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 31 of this proxy statement/prospectus.

Q:	How may I access the special meeting website?

A:

If you are a record holder you will be able to attend the Investors special meeting online, ask questions and vote during the meeting by visiting www.proxydocs.com/ISBC and following the instructions. Please have your control number, which can be found on your proxy card, notice or voting instruction form, to access the meeting. If you are a beneficial owner and have a valid proxy for the Investors special meeting, you also will be able to attend the Investors special meeting online, ask questions and vote during the meeting by visiting www.proxydocs.com/ISBC and following the instructions; however, in order to do so, you must obtain a valid legal proxy from your bank, broker, trustee or other nominee. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Investors special meeting to ensure you have access. If you do not obtain a legal proxy from your broker, bank, trustee or other nominee, you may attend the Investors special meeting as a “guest,” but you will not be permitted to ask questions or vote your shares during the meeting.

Investors encourages its stockholders to visit the meeting website above in advance of the Investors special meeting to familiarize themselves with the online access process. Investors stockholders should verify their internet connection prior to the Investors special meeting. If you have difficulty accessing the virtual Investors special meeting during check-in or during the meeting, please contact technical support as indicated on the Investors special meeting sign-in page. Investors stockholders will have substantially the same opportunities to participate in the virtual Investors special meeting as they would have at a physical, in-person meeting. Investors stockholders of record (or beneficial owner with a valid legal proxy) as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform.

Even if you plan to attend the Investors special meeting virtually, Investors recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Q:	How will I receive the merger consideration to which I am entitled?

A:

As promptly as practicable after the effective time, the exchange agent, which will be a bank or trust company designated by Citizens and reasonably acceptable to Investors and which we refer to as the “exchange agent,” will mail to you or your bank, brokerage firm or other nominee, a letter of transmittal and instructions relating to your receipt of the merger consideration. After receiving the proper documentation from you or your bank, brokerage firm or other nominee, following the effective time, the exchange agent will forward to you or your bank, brokerage firm or other nominee the Citizens common stock and cash to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “The Merger Agreement—Exchange and Payment Procedures” beginning on page 92 of this proxy statement/prospectus.

Q:	Will my shares of Citizens common stock acquired in the merger receive a dividend?

A:

After the closing of the merger, as a holder of Citizens common stock you will receive the same dividends on shares of Citizens common stock that all other holders of shares of Citizens common stock will receive with any dividend record date that occurs after the merger is completed.

Q:

Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Investors’ named executive officers in connection with the merger?

A:

Under the rules of the SEC, Investors is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What will happen if Investors stockholders do not approve the merger-related compensation of Investors’ named executive officers?

A:

Approval of the compensation that may be paid or become payable to Investors’ named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Investors or Citizens as the surviving corporation in the merger. If the merger is completed, the merger-related compensation will be paid to Investors’ named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of the advisory (non-binding) vote will not affect Investors’ or Citizens’ obligations to make these payments even if Investors stockholders do not approve, on an advisory (non-binding) basis, the proposal.

Q:	Do any of Investors’ directors or executive officers have interests in the merger that may differ from those of Investors stockholders?

A:

Investors’ directors and executive officers may have interests in the merger that are different from, or in addition to, those of Investors stockholders generally. The members of the Investors board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Investors stockholders approve the merger agreement. For a description of these interests, refer to the section entitled “The Merger—Interests of Investors’ Directors and Executive Officers in the Merger” beginning on page 74 of this proxy statement/prospectus.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

If your shares of Investors common stock are registered directly in your name with the transfer agent of Investors, Computershare, Inc., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Investors or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting via the special meeting website.

Q:	If my shares of Investors common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Investors common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Investors common stock. In accordance with the rules of NASDAQ, banks, brokerage firms and other nominees who hold shares of Investors common stock in street name for their customers have authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the approval of the merger agreement, the proposal to approve, on an advisory (non-binding) basis, the merger-related executive compensation, and adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the approval of the merger agreement, but will not have an effect on the proposal to approve, on an advisory (non-binding) basis, the merger-related executive compensation (except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

Q:	How many votes do I have?

A:

Each Investors stockholder is entitled to one vote for each share of Investors common stock held of record as of the record date. As of the close of business on the record date, there were 247,694,280 outstanding shares of Investors common stock.

Q:	What constitutes a quorum for the special meeting?

A:

The presence, via the special meeting website or represented by proxy, of holders of one-third of all of the outstanding shares of Investors common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting.

Q:	What do I need to do now?

A:

Even if you plan to attend the special meeting via the special meeting website, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting.

Q:	How do I vote?

A:	If you are an Investors shareholder of record, you can vote your shares as follows:

•	via internet at www.proxydocs.com/ISBC;

•	via telephone by calling the toll-free number indicated on the accompanying proxy card;

•	by completing and returning the proxy card that is enclosed; or

•	by voting at the special meeting. You will need your control number, which can be found on your proxy card, notice or voting instruction form, to vote at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

If your broker, bank or other nominee holds your shares of Investors common stock in street name, you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote virtually at the Investors special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

Q:	How can I change or revoke my vote?

A:

You may change your vote at any time before your proxy is voted at the Investors special meeting by: (1) filing with the Corporate Secretary of Investors a duly executed revocation of proxy; (2) submitting a new proxy card with a later date; (3) voting again via the internet or by telephone; or (4) attending and voting at the virtual meeting. Investors’ Corporate Secretary’s mailing address is 101 JFK Parkway, Short Hills, New Jersey 07078, Attention: Brian F. Doran, Corporate Secretary.

Q:	Are Investors stockholders entitled to appraisal rights?

A:

Investors stockholders who do not vote in favor of the merger proposal and follow certain procedural steps will be entitled to appraisal rights under Section 262 of the DGCL. For further information, please see the section entitled “Appraisal Rights.” In addition, a copy of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of Investors common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Investors common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Investors common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of Investors common stock before the special meeting?

A:

The record date is earlier than both the date of the special meeting and the effective time. If you transfer your shares of Investors common stock after the record date but before the special meeting, you will, unless you grant the transferee a proxy, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Investors will pay for the solicitation of proxies from Investors shareholders. In addition to soliciting proxies by mail, Innisfree M&A Incorporated, a proxy solicitation firm, will assist Investors in soliciting proxies for the Investors special meeting. Investors will pay $25,000 for these services plus out-of-pocket expenses. Investors has also agreed to indemnify Innisfree M&A Incorporated for certain losses, costs and expenses. Equiniti Services Company, a proxy solicitation firm, will also assist Investors in soliciting proxies for the Investors special meeting. Investors will pay $8,500 for these services plus out-of-pocket expenses. Additionally, directors, officers and employees of Investors may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Investors will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of Investors common stock and obtaining their voting instructions.

Q:	Should I send in my stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy. If the merger agreement is approved by Investors stockholders and the merger is completed, and you hold physical stock certificates, you will be sent a letter of transmittal as promptly as reasonably practicable after the completion of the merger describing how you may exchange your shares of Investors common stock for the merger consideration. If your shares of Investors common stock are held in “street name” through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your “street name” shares of Investors common stock in exchange for the merger consideration.

Q:	Are there any voting agreements in place with Investors stockholders?

A: No.

Q:	Where can I find the voting results of the special meeting?

A:

The preliminary voting results will be announced at the special meeting. In addition, within four (4) business days following certification of the final voting results, Investors will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 25 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Citizens and Investors contained in the documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the merger agreement proposal by Investors stockholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of required regulatory approvals without the imposition of any regulatory condition that would be reasonably be likely to have a material adverse effect on Citizens (measured on a scale relative to Investors), the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Citizens’ and Investors’ performance of their respective obligations under the merger agreement in all material respects and each of Citizens’ and Investors’ receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 106 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Investors stockholders will not receive any consideration for their shares of Investors common stock in connection with the merger. Instead, Investors will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ. Under specified circumstances Investors may be required to pay Citizens a fee with respect to the termination of the merger agreement, as described under the section entitled “The Merger Agreement—Termination Fee” beginning on page 108 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Investors common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, Investors’ proxy solicitor, at (877) 800-5192.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as an Investors stockholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Parties to the Merger (Page 39)

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, RI 02903

(203) 900-6715

Citizens is a bank holding company incorporated under Delaware state law in 1984 and whose primary federal regulator is the Board of Governors of the Federal Reserve System. CBNA is Citizens’ banking subsidiary, whose primary federal regulator is the Office of the Comptroller of the Currency.

Citizens is one of the nation’s oldest and largest financial institutions, with $185.1 billion in assets as of June 30, 2021. Headquartered in Providence, Rhode Island, Citizens offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. Citizens helps its customers reach their potential by listening to them and by understanding their needs in order to offer tailored advice, ideas and solutions. In Consumer Banking, Citizens provides an integrated experience that includes mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,000 ATMs and approximately 1,000 branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Consumer Banking products and services include a full range of banking, lending, savings, wealth management and small business offerings. In Commercial Banking, Citizens offers a broad complement of financial products and solutions, including lending and leasing, deposit and treasury management services, foreign exchange, interest rate and commodity risk management solutions, as well as loan syndication, corporate finance, merger and acquisition, and debt and equity capital markets capabilities.

On May 26, 2021, CBNA entered into an agreement to acquire 80 East Coast branches and the national online deposit business from HSBC Bank U.S.A, N.A (“HSBC”). Under the agreement, CBNA will acquire approximately $9.0 billion in deposits and approximately $2.2 billion in loans, based on HSBC’s deposits and loans as of March 31, 2021, for a 2.0 percent premium paid on deposits at closing. The 80 branch purchase includes 66 locations in the New York City Metro area, 9 locations in the Mid-Atlantic/Washington D.C. area, and 5 locations in Southeast Florida. The transaction is expected to close in the first quarter of 2022, subject to customary closing terms and conditions and regulatory approvals.

Citizens common stock is currently listed on the NYSE under the symbol “CFG.”

Investors Bancorp, Inc.

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

(973) 924-5100

Investors is a Delaware corporation that owns all of the outstanding common stock of Investors Bank and, as such, is a bank holding company subject to regulation by the Board of Governors of the Federal Reserve System. At June 30, 2021, Investors and its consolidated subsidiaries had total assets of $26.8 billion, total loans receivable, net, of $21.1 billion, total deposits of $19.4 billion, and total stockholders’ equity of $2.8 billion.

Investors Bank is a New Jersey-chartered commercial bank headquartered in Short Hills, New Jersey. Originally founded in 1926 as a New Jersey-chartered mutual savings and loan association, it has grown through acquisitions and internal growth, including de novo branching. In 1992, the charter was converted to a mutual savings bank and in 1997 the charter was converted to a New Jersey-chartered stock savings bank in connection with a reorganization into the mutual holding company structure. In 2019, the charter was converted to a New Jersey-chartered commercial bank.

Investors Bank is in the business of attracting deposits from the public through its branch network and a secure online channel and borrowing funds in the wholesale markets to originate loans and to invest in securities. Investors Bank originates multi-family loans, commercial real estate loans, commercial and industrial loans, one-to four- family residential mortgage loans, construction loans and consumer loans, the majority of which are cash surrender value lending on life insurance contracts, home equity loans and home equity lines of credit. Securities, primarily mortgage-backed securities, U.S. Government and Federal Agency obligations, and other securities represented 14% of consolidated assets at June 30, 2021. Investors Bank is subject to comprehensive regulation and examination by the New Jersey Department of Banking and Insurance, the Federal Deposit Insurance Corporation and the Consumer Financial Protection Bureau.

Investors common stock is currently listed on the NASDAQ under the symbol “ISBC.”

The Merger and the Merger Agreement (Page 40)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the terms and subject to the conditions of the merger agreement, Investors will merge with and into Citizens with Citizens surviving the merger as the surviving corporation. Following the merger, Investors Bank will merge with and into CBNA, with CBNA continuing as the surviving entity.

Merger Consideration (Page 91)

Upon completion of the merger, each issued and outstanding share of Investors common stock (other than exception shares) will be entitled to receive, in each case without interest, 0.297 shares of Citizens common stock and $1.46 in cash. Cash will be paid in lieu of fractional shares.

Citizens common stock is listed on the NYSE under the symbol “CFG,” and Investors common stock is listed on NASDAQ under the symbol “ISBC.” The following table shows the closing sale prices of Citizens common stock and Investors common stock as reported on the NYSE or NASDAQ, respectively on July 27, 2021, the last trading day before the public announcement of the merger agreement, and on October 4, 2021, the last practicable trading day before the date of this proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Investors common stock, which was calculated by multiplying the closing price of Citizens common stock on those dates by the exchange ratio of 0.297 and adding the cash consideration of $1.46 per share.

	Citizens Closing Price	Investors Closing Price	Exchange Ratio	Cash	Estimated Equivalent Per Share Value(1)
July 27, 2021	$44.32	$13.02	0.297	$1.46	$14.62
October 4, 2021	48.26	15.45	0.297	$1.46	15.79

(1)

The implied value of the merger consideration represents the sum of $1.46, the cash portion of the merger consideration, plus the stock portion of the merger consideration, based upon the product of the exchange ratio of 0.297 and the closing price of Citizens common stock as of the applicable date.

For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 40 and “The Merger Agreement—Merger Consideration” beginning on page 91.

Treatment of Investors Equity Awards (Page 94)

Treatment of Investors Stock Options

At the effective time, subject to the terms and conditions of the merger agreement, each option to purchase shares of Investors common stock under the 2015 Investors Equity Plan and the 2006 Investors Equity Plan that is outstanding immediately prior to the effective time, whether vested or unvested, will automatically and without any required action on the part of the holder, cease to represent an option to purchase shares of Investors common stock and be converted into an option to purchase a number of shares of Citizens common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Investors common stock subject to such Investors stock option immediately prior to the effective time and (y) the Investors equity award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Investors common stock of such Investors stock option immediately prior to the effective time divided by (B) the Investors equity award exchange ratio. Each Investors stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Investors stock option immediately prior to the effective time.

Treatment of Investors Restricted Stock Unit Awards

At the effective time, subject to the terms and conditions of the merger agreement, each outstanding share of Investors common stock subject to a restricted stock award under the 2015 Investors Equity Plan will, automatically and without any required action on the part of the holder, cease to represent a restricted stock award of Investors common stock and be converted into a number of restricted shares of Citizens common stock equal to the Investors equity award exchange ratio (rounded to the nearest whole number). Each such Citizens restricted stock unit award will be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Investors restricted stock unit award immediately prior to the effective time.

Investors’ Reasons for the Merger; Recommendation of the Investors Board of Directors (Page 44)

After careful consideration, the Investors board, at a special meeting held on July 27, 2021, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Investors and its stockholders, (ii) declared the merger agreement advisable and (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the Investors board unanimously recommends that the Investors stockholders vote “FOR” the Investors merger proposal, “FOR” the Investors compensation proposal and “FOR” the Investors adjournment proposal. For a more detailed discussion of the Investors board of directors’ recommendation, see “The Merger—Investors’ Reasons for the Merger; Recommendation of Investors’ Board of Directors” beginning on page 44.

Opinions of Investors’ Financial Advisors (Page 47)

Keefe, Bruyette & Woods, Inc.

In connection with the merger, Investors’ lead financial advisor, Keefe, Bruyette & Woods, Inc., which we refer to as “KBW,” delivered a written opinion, dated July 27, 2021, to the Investors board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Investors common stock of the merger consideration in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this document. The opinion was for the information of, and was directed to, the Investors board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Investors to engage in the merger or enter into the merger agreement or constitute a recommendation to the Investors board in connection with the merger, and it does not constitute a recommendation to any holder of Investors common stock or any stockholder of any other entity as to how to vote or act in connection with the merger or any other matter.

Piper Sandler & Co.

Investors also retained Piper Sandler & Co., which we refer to as “Piper Sandler,” to act as a financial advisor to the Investors board in connection with Investors’ consideration of a possible business combination with Citizens. At the July 27, 2021 meeting at which the Investors board considered the merger and the merger agreement, Piper Sandler delivered to the Investors board its oral opinion, which was subsequently confirmed in writing on July 27, 2021, to the effect that, as of such date, the merger consideration was fair to the holders of Investors common stock from a financial point of view.

Piper Sandler’s opinion was directed to the Investors board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any stockholder of Investors as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Investors common stock and did not address the underlying business decision of Investors to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Investors or the effect of any other transaction in which Investors might engage. The full text of Piper Sandler’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. Holders of Investors common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Information About the Special Meeting (Page 31)

Date, Time and Place of Meeting (Page 31)

The Investors special meeting will be held virtually via the internet on November 19, 2021 at 9:00 a.m., Eastern Time. Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of shareholders and employees, Investors is holding the Investors special meeting in a virtual meeting format exclusively by webcast.

Purpose of the Meeting (Page 31)

At the Investors special meeting, Investors’ stockholders will be asked to:

•	approve and adopt the Investors merger proposal, pursuant to which Investors will merge with and into Citizens;

•	approve the Investors compensation proposal; and

•	approve the Investors adjournment proposal, if necessary.

Who Can Vote at the Meeting (Page 31)

You are entitled to vote if the records of Investors show that you held shares of Investors common stock as of the close of business on October 4, 2021, which is the record date for the Investors special meeting. As of the close of business on the record date, 247,694,280 shares of Investors common stock were outstanding. Each share of Investors common stock has one vote on each matter presented to shareholders. If your shares are held in “street name” by your broker, bank or other nominee and you wish to vote at the Investors special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the Investors special meeting.

Quorum; Vote Required (Page 31)

The presence at the special meeting, in attendance virtually or by proxy, of the holders of one-third of the issued and outstanding shares of Investors common stock at the Investors special meeting constitutes a quorum for the transaction of business at the Investors special meeting. If you submit valid proxy instructions or attend the meeting, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee with respect to a proposal, that broker, bank or other nominee will not vote your shares of Investors common stock and these shares will not be counted toward a quorum and will not be considered cast with respect to that proposal.

Assuming the presence of a quorum, the proposal to approve the Investors merger proposal requires the affirmative vote of a majority of the outstanding shares of Investors common stock. The Investors compensation proposal and the Investors adjournment proposal each must be approved by the affirmative vote of a majority of votes cast at the Investors special meeting.

Voting and Revocability of Proxies (Page 32)

Investors stockholders may vote by proxy or at the Investors special meeting. To ensure your representation at the Investors special meeting, Investors recommends that you vote by proxy even if you plan to attend the special meeting virtually. You can always change your vote at the special meeting.

If you are a shareholder of record, you can vote your shares:

•	via internet at www.proxydocs.com/ISBC;

•	via telephone by calling the toll-free number indicated on the accompanying proxy card;

•	by completing and mailing the proxy card that is enclosed; or

•	by voting at the Investors special meeting. You will need your control number, which can be found on your proxy card, notice or voting instruction form, to vote at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

Investors stockholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote at the special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the special meeting.

Interests of Investors’ Directors and Executive Officers in the Merger (Page 74)

In considering the information contained in this document, you should be aware that Investors’ executive officers and directors have employment and other compensation agreements or plans that give them financial interests in the merger that are different from, or in addition to, the interests of Investors stockholders generally. The Investors board was aware of these interests at the time it approved the merger agreement. These interests include, among other things:

•

On the record date of the Investors special meeting, directors and executive officers of Investors and their affiliates owned or had the right to vote a total of 5,861,885 shares or 2.4% of the outstanding Investors common stock on such date.

•

Certain Investors directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders, such as receiving salaries or other benefits.

•

Kevin Cummings, Chairman and Chief Executive Officer, Domenick Cama, President and Chief Operating Officer, Richard Spengler, Senior Executive Vice President and Chief Lending Officer, Paul Kalamaras, Senior Executive Vice President and Chief Risk Officer, and Sean Burke, Executive Vice President and Chief Financial Officer, have employment agreements that generally provide for cash severance payments if the executive officer’s employment is terminated for any reason following a change in control during the term of the agreement.

•

Pursuant to the merger agreement, Citizens will honor the employment agreements between Investors and its executive officers and will pay out Investors executive officers in accordance with the terms of certain Investors benefit plans that will be terminated in connection with the merger.

•	Citizens has agreed to indemnify the directors and officers of Investors against certain liabilities for a six-year period following the merger.

For additional information on the benefits of the merger to Investors’ directors and management, see the section entitled “The Merger—Interests of Investors’ Directors and Executive Officers in the Merger” beginning on page 74.

Regulatory Approvals (Page 83)

Citizens and Investors have agreed to cooperate and use their reasonable best efforts to prepare and file, or in the case of Citizens cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or governmental authorities in order to consummate the merger, the bank merger or any of the other transactions contemplated in the merger agreement. Citizens is required to make any initial filings with governmental authorities as soon as reasonably practicable after entering into the merger agreement.

Nothing contained in the merger agreement will be deemed to require Citizens or any of its subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining such permits, consents, approvals and authorizations of governmental entities that would reasonably be likely, in each case following the effective time (but regardless when the action, condition or restriction is to be taken or implemented), to have a material adverse effect on Citizens (measured on a scale relative to Investors) or Investors. These approvals include, among others, the approval of the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board” and the Office of the Comptroller of the Currency, which we refer to as the “OCC.” In addition, a notice filing to the New Jersey Department of Banking and Insurance, which we refer to as the “NJDOBI,” is required; but Citizens will not be required to submit an application to the NJDOBI in connection with the bank merger. Citizens and Investors submitted applications with the Federal Reserve Board and the OCC to seek the foregoing approvals on September 2, 2021. The required notice to the NJDOBI was submitted on September 3, 2021.

Although neither Citizens nor Investors knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Citizens nor Investors cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger. See the section entitled “The Merger—Regulatory Approvals” beginning on page 83.

Conditions to Completion of the Merger (Page 106)

As more fully described in this proxy statement/prospectus, each of Citizens’ and Investors’ obligations to effect the merger is subject to the satisfaction or written waiver at or prior to the effective time of each of the following conditions:

•

the approval of the merger agreement and the merger by the affirmative vote or requisite consent of the holders of a majority of the outstanding shares of Investors common stock entitled to vote at the Investors stockholder meeting having been obtained. See “The Merger Agreement—Investors Stockholder Meeting; Withdrawal of Recommendation” beginning on page 101 for additional information regarding the “requisite Investors stockholder approval”;

•

no governmental authority of competent jurisdiction having been enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;

•

the registration statement, of which this proxy statement/prospectus forms a part, having become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement has been issued, and no proceedings for that purpose have been initiated or be threatened, by the SEC;

•

(i) all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by Citizens or Investors or any of their respective subsidiaries under (a) to the extent required, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the “HSR Act,” and (b) from the Federal Reserve Board and the OCC, which are necessary to consummate the merger and the bank merger, and (ii) any other consents, registrations, approvals, permits and authorizations from any governmental authority the failure of which to be obtained would reasonably expected to have, individually or in the aggregate, a material adverse effect on Citizens (measured on a scale relative to Investors) or a material adverse effect on Investors, having been made or obtained (as the case may be) and remaining in full force and effect and all statutory waiting periods in respect of each of the foregoing having expired. See “The Merger—Regulatory Approvals” beginning on page 83 for additional information regarding the regulatory approvals;

•	the shares of Citizens common stock issuable pursuant to the merger agreement having been authorized for listing on the NYSE, subject to official notice of issuance;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate signed on behalf of the other party by an executive officer, dated as of the closing date, to such effect);

•

the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party a certificate signed by an executive officer of the other party, dated as of the closing date, to such effect);

•

no event having occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a material adverse effect on each party; and

•

receipt by such party of an opinion of legal counsel, dated the closing date, to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination; Termination Fee (Page 107)

Termination

The merger agreement can be terminated and the merger may be abandoned at any time prior to the effective time, whether before or after the Investors stockholder approval, in the following circumstances:

•	by action of the board of directors of either Citizens or Investors, in the event that both parties mutually consent in writing to terminate the merger agreement;

•

by action of the board of directors of either Citizens or Investors, in the event that the merger is not consummated by July 28, 2022, which we refer to as the “end date”; provided that the end date may be extended to October 28, 2022 by either Citizens or Investors by written notice to the other party if the closing has not occurred by such date, and on such date the mutual closing conditions under the merger agreement have not been satisfied or waived and each of the other conditions to consummation of the merger has been satisfied, waived or remains capable of being satisfied, except to the extent that the failure of the merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement which action or inaction is in violation of its obligations under the merger agreement;

•

by action of the board of directors of either Citizens or Investors if (i) the approval of any governmental authority required for consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement have been denied by final and nonappealable action of such governmental authority, or an application has been permanently withdrawn by mutual agreement of Citizens and Investors at the request or suggestion of a governmental authority, or (ii) Investors stockholder approval is not obtained at the duly convened special meeting of Investors stockholders (including any adjournments or postponements of such meetings), as applicable;

•

by action of the Investors board if there has been a breach of any representation, warranty, covenant or agreement made by Citizens, such that if continuing on the closing date, one of the conditions to completion of the merger of Investors would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by Investors (or such shorter period as remaining prior to the end date); provided that Investors is not then in material breach of any representation, warranty, covenant or agreement;

•

by action of the Citizens board if there has been a breach of any representation, warranty, covenant or agreement made by Investors, such that if continuing on the closing date, one of the conditions to completion of the merger of Citizens would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by Citizens (or such shorter period as remaining prior to the end date); provided that Citizens is not then in material breach of any representation warranty, covenant or agreement; and

•

at any time prior to the Investors stockholder approval, by action of the Citizens board, in the event (i) Investors has breached in any material respect its obligations relating to non-solicitation of acquisition proposals; (ii) the Investors board has effected a change of recommendation; (iii) at any time after the end of ten (10) business days following receipt of an acquisition proposal, the Investors board has failed to reaffirm its board recommendation as promptly as practicable (but in any event within five (5) business days) after receipt of any written request to do so by Citizens; or (iv) a tender offer or exchange offer for outstanding shares of Investors common stock has been publicly disclosed (other than by Citizens or an affiliate of Citizens) and the Investors board recommends that its stockholders tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the Investors board fails to recommend unequivocally against acceptance of such offer.

Termination Fee

If the merger agreement is terminated under certain circumstances, including circumstances involving acquisition proposals and changes in the recommendation of the Investors board, Investors may be required to pay a termination fee to Citizens equal to $140 million.

For more information, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 107 and 108, respectively, of this proxy statement/prospectus.

Appraisal or Dissenters’ Rights in the Merger (Page 87)

Investors stockholders who do not vote in favor of the merger proposal and follow certain procedural steps will be entitled to appraisal rights under Section 262 of the DGCL. These procedural steps include, among others: (i) not voting in favor of adoption of the merger proposal, (ii) delivering to Investors prior to or at the Investors special meeting a written demand for appraisal, (iii) owning Investors common stock as of the Investors record date and continuously holding such shares of Investors common stock from the date of making a demand for appraisal through the effective time and (iv) otherwise comply with the requirements of Section 262 of the DGCL. For more information, please see the section entitled “Appraisal Rights” beginning on page 87 of this proxy statement/prospectus.

Accounting Treatment (Page 85)

Citizens prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as “GAAP.” The merger will be accounted for using the acquisition method of accounting. Citizens will be treated as the acquirer for accounting purposes.

Material United States Federal Income Tax Consequences (Page 110)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Citizens and Investors to complete the merger that each of Citizens and Investors receives a legal opinion to that effect. Accordingly, an Investors stockholder generally will recognize gain, but not loss, in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Citizens common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Investors common stock surrendered) and (b) the amount of cash received pursuant to the merger. Further, an Investors stockholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Citizens common stock that the Investors stockholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 110.

The United States federal income tax consequences described above may not apply to all holders of Investors common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparison of Stockholder Rights (Page 132)

The rights of Investors stockholders are governed by its certificate of incorporation, which we refer to as the “Investors charter,” its bylaws, which we refer to as the “Investors bylaws,” and by Delaware corporate law. Your rights as a stockholder of Citizens will be governed by Citizens’ restated certificate of incorporation, which we refer to as the “Citizens charter,” its amended and restated bylaws, which we refer to as the “Citizens bylaws,” and by Delaware corporate law. Your rights under the Citizens charter and Citizens bylaws will differ in some respects from your rights under the Investors charter and Investors bylaws. For more detailed information regarding a comparison of your rights as a stockholder of Investors and Citizens, see the section entitled “Comparison of Stockholder Rights” beginning on page 132.

Listing of Citizens Common Stock; Delisting and Deregistration of Investors Common Stock (Page 85)

The shares of Citizens common stock to be issued in the merger will be listed for trading on the NYSE. Following the merger, shares of Citizens common stock will continue to be listed on the NYSE. In addition, following the merger Investors common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

Litigation Relating to the Merger (Page 85)

On September 30, 2021, a complaint captioned Vito Sacco v. Investors Bancorp, Inc. et al., Case No. 1:21-cv-08112, was filed by a purported stockholder of Investors in the U.S. District Court for the Southern District of New York. The complaint names Investors and the Investors board of directors as defendants. The complaint alleges, among other things, that the defendants violated Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by purportedly making or causing to be made materially misleading and/or incomplete statements relating to the proposed merger and the process leading up to the proposed merger in the registration statement filed with the SEC. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger or awarding of rescissory damages if the merger is completed, a direction that the individual defendants disseminate a registration statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and an award to plaintiff for the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. Citizens and Investors believe the claims asserted in the lawsuit are without merit.

On September 30, 2021, a complaint captioned George Fradelakis v. Investors Bancorp, Inc. et al., Case No. 2:21-cv-17907-MCA-JSA, was filed by a purported stockholder of Investors in the U.S. District Court for the District of New Jersey. The complaint names Investors and the Investors board of directors as defendants. The complaint alleges, among other things, that the defendants violated Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by purportedly making or causing to be made materially misleading and/or incomplete statements relating to the proposed merger and the process leading up to the proposed merger in the registration statement filed with the SEC. The complaint seeks, among other relief, an injunction preventing the closing of the merger, a direction that the defendants account to plaintiff for damages sustained because of the items described in the complaint, and an award to plaintiff for the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. Citizens and Investors believe the claims asserted in the lawsuit are without merit.

On October 4, 2021, a complaint captioned Robert Lowinger v. Investors Bancorp, Inc. et al., Case No. 1:21-cv-05491, was filed by a purported stockholder of Investors in the U.S. District Court for the Eastern District of New York. The complaint names Investors and the Investors board of directors as defendants. The complaint alleges, among other things, that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by purportedly making or causing to be made materially misleading and/or incomplete statements relating to the proposed merger and the process leading up to the proposed merger in the registration statement filed with the SEC. The complaint seeks, among other relief, an injunction preventing the closing of the merger and any vote on the merger, a direction that the defendants account to plaintiff for damages sustained because of the items described in the complaint, and an award to plaintiff for the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. Citizens and Investors believe the claims asserted in the lawsuit are without merit.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. Citizens and Investors intend to defend vigorously against the pending lawsuits described above and any other future lawsuits filed against them challenging the merger.

Risk Factors (Page 25)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 25.

COMPARATIVE MARKET PRICE DATA

The following table presents the closing prices of Investors common stock and Citizens common stock on July 27, 2021, the last full trading day before the date of the public announcement of the merger agreement, and October 4, 2021, the last practicable date prior to the date of this proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration for each share of Investors common stock on the relevant date.

	Citizens Closing Price	Investors Closing Price	Exchange Ratio	Cash	Estimated Equivalent Per Share Value(1)
July 27, 2021	$44.32	$13.02	0.297	$1.46	$14.62
October 4, 2021	48.26	15.45	0.297	$1.46	15.79

(1)

The implied value of the merger consideration represents the sum of $1.46, the cash portion of the merger consideration, plus the stock portion of the merger consideration, based upon the product of the exchange ratio of 0.297 and the closing price of Citizens common stock as of the applicable date.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Investors stockholders in determining whether to approve the merger agreement. Investors stockholders are urged to obtain current market quotations for shares of Citizens common stock and Investors common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market prices of Citizens common stock and Investors common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Investors common stock or Citizens common stock before or after the effective date of the merger. Changes in the market price of Citizens common stock prior to the completion of the merger will affect the market value of the merger consideration that Investors stockholders will receive upon completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference into this proxy statement/prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to Citizens’ and/or Investors’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “plan,” “project,” “goal,” “initiative,” “outlook,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and neither Citizens nor Investors assumes any duty to update forward-looking statements. Actual results may differ materially from forward-looking statements or historical performance. In addition to factors previously disclosed in Citizens’ and Investors’ reports filed with the SEC and those identified elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•

the ability to obtain regulatory approvals (and the timing of such approvals) and meet other closing conditions to the merger, including approval by Investors stockholders on the expected terms and anticipated timing;

•	any delay in closing the merger;

•	an inability to complete the merger, or changes in the current anticipated timeframe, terms or manner of the proposed merger;

•	the outcome of any legal proceedings that may be instituted against Citizens or Investors;

•	the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement;

•	the risk of greater than expected costs or other difficulties related to the integration of the business of Citizens and Investors;

•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the risks relating to diversion of management’s attention from ongoing business operations and opportunities;

•	the restrictions during the pendency of the proposed transaction that may impact the ability of Investors to pursue certain business opportunities or strategic transactions;

•	the dilution caused by Citizens’ issuance of additional shares of its capital stock in connection with the proposed transaction;

•	the risk of business disruption following the merger;

•	any changes in asset quality and credit risk;

•	the inability to sustain revenue and earnings growth;

•	the inability to retain existing Investors clients and employees following the closing of the merger;

•	any changes in interest rates and capital markets;

•	any actual or anticipated increase in inflation;

•	any changes in customer borrowing, repayment, investment and deposit practices;

•	any developments leading to customer disintermediation;

•	the introduction, withdrawal, success and timing of business initiatives;

•	the competitive environment;

•	any adverse change in economic conditions;

•	the impact, extent and timing of technological changes, capital management activities, and monetary actions of the Federal Reserve Board and legislative and regulatory actions and reforms;

•	the impact of the global COVID-19 pandemic on Citizens’ and/or Investors’ businesses or ability to complete the proposed merger; and

•	management’s ability to identify and manage these and other risks.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Citizens and Investors claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. Citizens and Investors undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated in forward-looking statements, and the financial condition and results of operations of Citizens and/or Investors could be materially adversely affected. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Consequently, all of the forward-looking statements made by Citizens or Investors contained or incorporated by reference in this proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Risk Factors” beginning on page 25 of this proxy statement/prospectus and those set forth under the headings “Forward-Looking Statements” and “Risk Factors” in Citizens’ and Investors’ annual and quarterly reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Citizens and Investors expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” on page 23, you should consider the following risk factors carefully in deciding whether to vote to approve the merger agreement. Additional risks and uncertainties, if they materialize, not presently known to Citizens or Investors or that are not currently believed to be important to you also may adversely affect the merger and Citizens as the surviving corporation in the merger.

In addition, Investors’ and Citizens’ respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Citizens, in its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, and in the case of Investors, in its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, each of which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Risks Relating to the Merger

Because the market price of Citizens common stock fluctuates, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the merger.

Upon completion of the merger, each issued and outstanding share of Investors common stock (other than the exception shares) will be converted into the right to receive consideration in the form of a combination of Citizens common stock and cash.

There will be a time lapse between each of the date of this proxy statement/prospectus, the date on which Investors stockholders vote to approve the merger agreement at the special meeting and the date on which Investors stockholders entitled to receive shares of Citizens common stock actually receive such shares. The market value of Citizens common stock has fluctuated in the past and is expected to continue to fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, impacts and disruptions resulting from the COVID-19 pandemic, changes in Citizens’ businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of Investors and Citizens. Consequently, at the time Investors stockholders must decide whether to approve the merger agreement, they will not know the actual market value of the shares of Citizens common stock they will receive when the merger is completed. The actual value of the shares of Citizens common stock received by the Investors stockholders will depend on the market value of shares of Citizens common stock on that date. You should obtain current market quotations for shares of Citizens common stock and for shares of Investors common stock.

The market price for Citizens common stock may be affected by factors different from those that historically have affected Investors.

Upon completion of the merger, holders of Investors common stock will become holders of Citizens common stock. Citizens’ businesses differ from those of Investors, and accordingly the results of operations of Citizens will be affected by some factors that are different from those currently affecting the results of operations of Investors. For example, Citizens, as a bank holding company with greater than $100 billion in assets, is subject to different and, in many cases, more stringent regulations than Investors. For a discussion of the businesses of Citizens and Investors and of some important factors to consider in connection with those businesses, see the section entitled “The Parties to the Merger” beginning on page 39 of this proxy statement/prospectus and the documents incorporated by reference referred to under the section entitled “Where You Can Find More Information” beginning on page 144, including, in particular, in the sections entitled “Risk Factors” in Citizens’ Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021.

Investors’ stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Currently, Investors’ stockholders have the right to vote in the election of the board of directors of Investors and the power to approve or reject any matters requiring stockholder approval under the DGCL and Investors’ charter and bylaws. Upon the completion of the merger, each Investors stockholder who receives shares of Citizens common stock will become a stockholder of Citizens with a percentage ownership of Citizens that is smaller than the stockholder’s current percentage ownership of Investors. After the merger, Investors stockholders are expected to become owners of approximately 14% of the outstanding shares of Citizens common stock, without giving effect to any shares of Citizens common stock held by Investors stockholders prior to the merger. Even if all former Investors stockholders voted together on all matters presented to Citizens’ stockholders, from time to time, the former Investors stockholders would exercise significantly less influence over Citizens after the merger relative to their influence over Investors prior to the merger, and thus would have a less significant impact on the approval or rejection of future Citizens proposals submitted to a stockholder vote.

Shares of Citizens common stock to be received by Investors stockholders as a result of the merger will have rights different from the shares of Investors common stock.

Upon completion of the merger, the rights of former Investors stockholders will be governed by the charter and bylaws of Citizens and by Delaware corporate law. The rights associated with Citizens common stock are different from the rights associated with Investors common stock, which currently govern the rights of Investors stockholders. Please see the section entitled “Comparison of Stockholder Rights” beginning on page 132 for a discussion of the different rights associated with Citizens common stock.

The merger agreement limits Investors’ ability to pursue alternatives to the merger.

The merger agreement contains “no shop” covenants that prohibit Investors from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Investors board, entering into discussions with any third party regarding, any acquisition proposal or offers for competing transactions. Investors may also be required to pay Citizens a termination fee of $140 million in certain circumstances involving a termination of the merger agreement and acquisition proposals for competing transactions. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 107 and 108, respectively.

Failure to complete the merger could negatively impact the business, financial results, and stock price of Citizens and/or Investors.

If for any reason the merger is not completed, Citizens’ and/or Investors’ ongoing business may be adversely impacted, and Citizens and/or Investors will be subject to a number of risks, including:

•	the financial markets may react negatively, resulting in negative impacts on Citizens’ and/or Investors’ stock price and other adverse impacts;

•	Citizens and/or Investors may experience negative reactions from our customers, vendors, and employees;

•

Citizens and Investors will have incurred substantial expenses and will be required to pay certain costs relating to the acquisitions, whether or not the acquisitions are completed, such as legal, accounting, investment banking, and other professional and administrative fees; and

•

matters relating to the acquisitions may require substantial commitments of time and resources by Citizens’ and/or Investors’ management, which could otherwise have been devoted to other opportunities that may have benefited us.

In addition to the above risks, if the merger agreement is terminated and the Investor board seeks another merger or business combination, Investors stockholders cannot be certain that Investors will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Citizens has agreed to provide in the merger. If the merger agreement is terminated under certain circumstances, Investors would be required to pay a termination fee of $140 million to Citizens. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 108.

Completion of the merger is subject to the receipt of approval from various regulatory agencies.

Prior to the merger, bank merger and the transactions contemplated in the merger agreement being consummated, Citizens and Investors must obtain certain regulatory approvals, including approvals of the Federal Reserve Board and the OCC. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; changes in legislation or the political environment generally; or impacts and disruptions resulting from the COVID-19 pandemic. In addition, the terms and conditions of the approvals that are granted may impose conditions, limitations, obligations or costs, or place restrictions on the conduct of the Citizens or its business following the merger, or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that the regulations will not impose any such conditions, obligations or restrictions, and that such conditions, limitations, obligations or restrictions will not have the effect of delaying or preventing completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of Citizens following the merger or otherwise reduce the anticipated benefits of the merger if the merger was consummated successfully within the expected timeframe, any of which might have an adverse effect on Citizens following the merger.

The COVID-19 pandemic may delay or adversely affect the completion of the merger.

The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and may to continue to adversely affect the business, financial condition and results of operations of Citizens and Investors. If the effects of the COVID-19 pandemic cause continued or extended decline in the economic environment and the financial results of Citizens or Investors, or the business operations of Citizens or Investors are further disrupted as a result of the COVID-19 pandemic, efforts to complete the merger and integrate the businesses of Citizens and Investors may also be delayed and adversely affected. Additional time may be required to obtain the requisite regulatory approvals, and the bank regulatory and other governmental authorities may impose additional requirements on Citizens and Investors that must be satisfied prior to completion of the merger, which could delay and adversely affect the completion of the merger.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among other things: the approval of the proposal to approve the merger agreement by Investors stockholders, the receipt of all required regulatory approvals, the absence of any order, injunction, or other legal restraint, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Citizens’ and Investors’ performance of their respective obligations under the merger agreement in all material respects and each of Citizens’ and Investors’ receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, Citizens and Investors may opt to terminate the merger agreement under certain circumstances. Among other situations, if the merger is not completed by July 28, 2022, either Citizens or Investors may choose not to proceed with the merger (provided that such date may be extended to October 28, 2022 by Citizens or

Investors if all other condition precedents other than receipt of all requisite regulatory approvals have been satisfied or waived). Citizens and Investors can also mutually decide to terminate the merger agreement at any time, before or after Investors stockholder approval. If the merger agreement is terminated under certain circumstances, Investors may be required to pay a termination fee of $140 million to Citizens. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 108 for a fuller description of these circumstances.

Investors will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on personnel and customers may have an adverse effect on Investors, and, consequently, Citizens following completion of the merger. These uncertainties may impair Investors’ ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with Investors to seek to change their existing business relationships with Investors. Employee retention at Investors may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the surviving corporation following the merger. In addition, the merger agreement restricts Investors from making certain acquisitions and taking other specified actions without the consent of Citizens, and generally requires Investors to continue its operations in the ordinary course, until the merger closes. These restrictions may prevent Investors from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Conduct of Businesses of Investors and Citizens Prior to Completion of the Merger” for a description of the restrictive covenants to which Investors is subject.

Citizens and Investors will incur significant transaction and merger-related costs in connection with the merger and integration.

Each of Citizens and Investors has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and filing and other fees paid to the SEC in connection with the merger.

Citizens and Investors expect to continue to incur a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will be comprised of transaction costs related to the merger and include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs and filing fees.

In addition, the surviving corporation will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Citizens and Investors continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although Citizens and Investors expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow the surviving corporation to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “Citizens may be unable to successfully integrate Investors’ operations and may not realize the anticipated benefits of acquiring Investors” above.

Directors and executive officers of Investors may have interests in the merger that are different from, or in addition to, the interests of Investors stockholders.

Holders of Investors common stock should be aware that some of Investors’ directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of

Investors common stock generally. The Investors board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger and merger agreement, and in recommending that stockholders vote to approve the adoption of merger agreement. See “Interests of Investors’ Directors and Executive Officers in the Merger” beginning on page 74 of this proxy statement/prospectus.

The opinions received by the Investors board from KBW and Piper Sandler prior to the signing of the merger agreement will not reflect any changes in circumstances that may have occurred since the date of the opinions.

Each of the opinions separately rendered by KBW and Piper Sandler, financial advisors to Investors, to the Investors board on July 28, 2021, was based upon such information available to KBW and Piper Sandler as of the date of such opinions. The opinions do not reflect any events or changes that may have occurred after the date on which such opinions were delivered, including changes to the business, financial condition, results of operations and prospects of Citizens or Investors, changes in business, financial, economic, market and other conditions, or other events or changes which may be beyond the control of Citizens and Investors, including the impact of the COVID-19 pandemic after July 28, 2021 and other risks and uncertainties. Any such changes may alter the relative value of Citizens or Investors or the prices at which shares of Citizens common stock or Investors common stock may trade prior to the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of such opinions. See “The Merger—Opinions of Investors’ Financial Advisors” and Annex B and Annex C to this proxy statement/prospectus.

Litigation related to the merger has been filed against Investors and the Investors board of directors, and additional litigation may be filed against Investors, the Investors board of directors, Citizens and the Citizens board of directors in the future, which could prevent or delay the completion of the merger, result in the payment of damages or otherwise negatively impact the business and operations of Citizens and Investors.

Litigation related to the merger has been filed against Investors and the Investors board of directors, and additional litigation may be filed against Investors, the Investors board of directors, Citizens and the Citizens board of directors in the future. The outcome of any litigation is uncertain. If any plaintiff were successful in obtaining an injunction prohibiting Citizens or Investors from completing the merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Citizens and/or Investors, including costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of Citizens and Investors.

Risks Relating to Citizens After the Merger

Citizens may be unable to successfully integrate Investors’ operations and may not realize the anticipated benefits of acquiring Investors.

Citizens and Investors have operated and, until the completion of the merger, will continue to operate, independently. The ultimate success of the merger, including anticipated benefits and cost savings, will depend, in part, on Citizens’ ability to successfully integrate Investors’ businesses in a manner that facilitates growth opportunities and realizes anticipated cost savings. It is possible that the integration process could result in the loss of key employees, the loss of customers, the disruption of Citizens’ and Investors’ ongoing business, unexpected integration issues and higher than expected integration costs. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of Investors’ operations could have an adverse effect on the business, financial condition, operating results and prospects of Citizens after the merger. Also, if Citizens experiences difficulties or delays with the integration process, the anticipated benefits of the acquisitions may not be realized fully, or at all.

If Citizens experiences difficulties in the integration process, including those listed above, Citizens may fail to realize the anticipated benefits of the merger in a timely manner or at all. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the Citizens’ business, financial condition, operating results and prospects. In addition, the impacts of the COVID-19 pandemic may make it more costly or more difficult for Citizens to effect the integration of Investors into its current operations, which, in turn, may make it more difficult for the Citizens to realize anticipated benefits or cost savings in the amounts estimated or in the time frame contemplated or at all.

Among the factors considered by the boards of directors of Citizens and Investors in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. There can be no assurance that these benefits will be realized within the time periods contemplated or at all.

The unaudited pro forma combined condensed financial information included in this proxy statement/prospectus is preliminary and the actual purchase price as well as the actual financial condition and results of operations of Citizens after the merger may differ materially.

The unaudited pro forma combined condensed financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Citizens’ actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to record the Investors identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Investors as of the date of the completion of the merger. Accordingly, the actual purchase price may vary significantly from the purchase price used in preparing the unaudited pro forma combined condensed financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 114.

Risks Relating to Citizens’ Business

You should read and consider risk factors specific to Citizens’ business. These risks are described in the sections entitled “Risk Factors” in Citizens’ Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Investors’ Business

You should read and consider risk factors specific to Investors’ business. These risks are described in the sections entitled “Risk Factors” in Investors’ Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

This section contains information for Investors stockholders about the special meeting that Investors has called to allow Investors stockholders to consider and vote on the Investors merger proposal and other related matters. This proxy statement/prospectus is accompanied by a notice of the Investors special meeting, and a form of proxy card that the Investors board of directors is soliciting for use by Investors stockholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Investors special meeting will be held virtually via the internet on November 19, 2021 at 9:00 a.m., Eastern Time. In light of the ongoing developments related to the COVID-19 pandemic and to support the health and safety of our stockholders, employees and community, the Investors special meeting will be held in a virtual-only format conducted via live webcast.

Matters to Be Considered

At the Investors special meeting, Investors stockholders will be asked to consider and vote upon the following proposals:

•	the Investors merger proposal;

•	the Investors compensation proposal; and

•	the Investors adjournment proposal.

Recommendation of Investors’ Board of Directors

The Investors board of directors recommends that you vote “FOR” the Investors merger proposal, “FOR” the Investors compensation proposal and “FOR” the Investors adjournment proposal. See “The Merger—Investors’ Reasons for the Merger; Recommendation of Investors’ Board of Directors” beginning on page 44 for a more detailed discussion of the Investors board of directors’ recommendation.

Record Date and Quorum

The Investors board of directors has fixed the close of business on October 4, 2021 as the record date for determination of Investors stockholders entitled to notice of and to vote at the Investors special meeting. As of the record date, there were 247,694,280 shares of Investors common stock outstanding.

Holders of one-third of the outstanding shares of Investors common stock entitled to vote at the Investors special meeting must be present, either in attendance virtually via the Investors special meeting website or by proxy, to constitute a quorum at the Investors special meeting. If you fail to submit a proxy prior to the special meeting, or to vote at the Investors special meeting via the Investors special meeting website, your shares of Investors common stock will not be counted towards a quorum. Abstentions are considered present for the purpose of establishing a quorum but will not be counted as votes cast at the meeting.

At the Investors special meeting, each share of Investors common stock is entitled to one (1) vote on all matters properly submitted to Investors stockholders. As of the close of business on the Investors record date, Investors directors and executive officers and their affiliates owned and were entitled to vote approximately 5,861,885 shares of Investors common stock, representing 2.4% of the outstanding shares of Investors common stock. Investors currently expects that each of its directors and executive officers will vote their shares in favor of the Investors merger proposal, the Investors compensation proposal and the Investors adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Vote Required; Treatment of Abstentions and Failure to Vote

Investors merger proposal:

•

Vote required: Approval of the Investors merger proposal requires the affirmative vote of a majority of the outstanding shares of Investors common stock. Approval of the Investors merger proposal is a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the Investors special meeting via the Investors special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Investors merger proposal, it will have the same effect as a vote “AGAINST” the Investors merger proposal.

Investors compensation proposal:

•

Vote required: Approval of the Investors compensation proposal requires the affirmative vote of a majority of the votes cast by Investors stockholders at the Investors special meeting. Approval of the Investors compensation proposal is not a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Investors special meeting via the Investors special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Investors compensation proposal, you will not be deemed to have cast a vote with respect to the Investors compensation proposal and it will have no effect on the Investors compensation proposal.

Investors adjournment proposal:

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Vote required: Whether or not a quorum will be present at the meeting, approval of the Investors adjournment proposal requires the affirmative vote of a majority of the votes cast by Investors stockholders at the Investors special meeting. Approval of the Investors adjournment proposal is not a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Investors special meeting via the Investors special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Investors adjournment proposal, you will not be deemed to have cast a vote with respect to the Investors adjournment proposal and it will have no effect on the Investors adjournment proposal.

Attending the Virtual Special Meeting

The Investors special meeting may be accessed via the Investors special meeting website, where Investors stockholders will be able to listen to the Investors special meeting, submit questions and vote online. You are entitled to attend the Investors special meeting via the Investors special meeting website only if you were a stockholder of record at the close of business on the record date (a “record holder”) or you held your Investors shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the Investors special meeting.

If you are a record holder you will be able to attend the Investors special meeting online, ask questions and vote during the meeting by visiting www.proxydocs.com/ISBC and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Investors special meeting online, ask questions and vote during the meeting by visiting www.proxydocs.com/ISBC and following the instructions. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Investors special meeting to ensure you have access. See “—Shares Held in Street Name” below for further information.

Stockholders will have substantially the same opportunities to participate in the virtual Investors special meeting as they would have at a physical, in-person meeting. Stockholders as of the record date will be able to attend, vote, examine the stockholder list, and submit questions during a portion of the meeting via the online platform. To ensure the Investors special meeting is conducted in a manner that is fair to all stockholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the Investors special meeting’s limited purpose.

Technical assistance will be available for stockholders who experience an issue accessing the Investors special meeting. Contact information for technical support will appear on the Investors special meeting website prior to the start of the Investors special meeting.

Proxies

A holder of Investors shares may vote by proxy or at the Investors special meeting via the Investors special meeting website. If you hold your shares of Investors common stock in your name as a record holder, to submit a proxy, you, as a holder of Investors common stock, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Investors requests that Investors stockholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Investors as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Investors common stock represented by it will be voted at the Investors special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Investors merger proposal, “FOR” the Investors compensation proposal and “FOR” the Investors adjournment proposal.

If you are a beneficial owner, you should check the voting form used by that firm to determine whether you may vote by telephone or the internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Investors special meeting virtually via the Investors special meeting website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally via the Investors special meeting website at the meeting because you may revoke your proxy at any time before it is voted.

Shares Held in Street Name

If you are a beneficial owner, you will be able to attend the Investors special meeting online, ask questions and vote during the meeting by visiting www.proxydocs.com/ISBC and following the instructions. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

If you do not attend the Investors special meeting and wish to vote, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares on behalf of their customers may not give a proxy to Investors to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Investors special meeting, including the Investors merger proposal, the Investors compensation proposal and the Investors adjournment proposal.

Revocability of Proxies

If you directly hold shares of Investors common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the Investors special meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Investors;

•	signing and returning a proxy card with a later date;

•	attending the Investors special meeting virtually and voting at the Investors special meeting via the Investors special meeting website; or

•	voting by telephone or the internet at a later time.

If you are a beneficial owner of Investors common stock, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending and voting your shares at the Investors special meeting virtually via the Investors special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your broker, bank, trustee or other nominee for further instructions.

Attendance virtually at the Investors special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Investors after the vote will not affect the vote. Investors’ corporate secretary’s mailing address is:

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, New Jersey 07078

Attention:    Brian F. Doran, Esq., Corporate Secretary

If the Investors virtual special meeting is postponed or adjourned, it will not affect the ability of Investors stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one copy of this proxy statement/prospectus is being delivered to Investors stockholders residing at the same address, unless such Investors stockholders have notified Investors of their desire to receive multiple copies of the proxy statement/prospectus.

Investors will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any holder of Investors common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Investors’ proxy solicitor, Innisfree M&A Incorporated by calling toll-free at (877) 800-5192.

Solicitation of Proxies

Investors will pay the expenses of soliciting proxies to be voted at the special meeting. Following the original mailing of the proxies and other soliciting materials, Investors and its officers and employees may also solicit proxies by mail, telephone, facsimile, electronic mail or in person. No additional compensation will be paid to directors, officers or other employees of Investors for making these solicitations.

Investors has retained a proxy solicitation firm, Innisfree M&A Incorporated, to aid it in the solicitation process. Investors estimates it will pay Innisfree M&A Incorporated a fee of approximately $25,000 plus certain expenses and has agreed to indemnify Innisfree M&A Incorporated against certain losses. Equiniti Services Company, a proxy solicitation firm, will also assist Investors in soliciting proxies for the Investors special meeting. Investors will pay $8,500 for these services plus out-of-pocket expenses. Investors intends to reimburse persons who hold Investors common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares of Investors common stock.

You should not send in any Investors stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to Investors stockholders as soon as practicable after completion of the merger.

Other Matters to Come Before the Investors Special Meeting

Investors management knows of no other business to be presented at the Investors special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Investors board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Investors’ special meeting or would like additional copies of this proxy statement/prospectus, please contact Investors Bancorp, Inc., 101 JFK Parkway, Short Hills, New Jersey 07078, Attn: Investors Relations, telephone (973) 924-5100, or Investors’ proxy solicitor, Innisfree M&A Incorporated, by calling toll-free: (877) 800-5192.

INVESTORS PROPOSALS

Proposal 1: Investors Merger Proposal

Investors stockholders are being asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. Investors stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

The approval of the Investors merger proposal by Investors stockholders is a condition to the completion of the merger. The approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Investors common stock entitled to vote thereon. Because the affirmative vote required to approve the merger agreement is based upon the total number of outstanding shares of Investors common stock, if you fail to submit a proxy or vote at the special meeting via the special meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the merger agreement.

The Investors board, by a unanimous vote of all directors, has adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Investors and Investors stockholders. See “The Merger—Investors’ Reasons for the Merger; Recommendation of Investors’ Board of Directors” beginning on page 44 for a more detailed discussion of the Investors board’s recommendation.

The Investors board unanimously recommends a vote “FOR” the Investors merger proposal.

Proposal 2: Investors Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Investors is seeking a non-binding, advisory stockholder approval of the compensation of Investors’ named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Investors Directors and Executive Officers in the Merger—Merger Related Executive Compensation for Investors’ Named Executive Officers” beginning on page 79. The proposal gives Investors stockholders the opportunity to express their views on the merger-related compensation of Investors’ named executive officers.

Accordingly, Investors is asking Investors stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Investors named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘Interests of Investors Directors and Executive Officers in the Merger—Merger Related Executive Compensation for Investors’ Named Executive Officers,’ are hereby APPROVED.”

The non-binding, advisory vote on the Investors compensation proposal is a vote separate and apart from the votes on the Investors merger proposal and the Investors adjournment proposal. Accordingly, if you are a holder of Investors common stock, you may vote to approve the Investors merger proposal and/or the Investors adjournment proposal and vote not to approve the Investors compensation proposal, and vice versa.

The approval of the Investors compensation proposal by Investors stockholders is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Investors’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Investors stockholders fail to approve the advisory vote regarding merger-related compensation.

The approval of the Investors compensation proposal requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. If your shares of Investors common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will not have an effect on the Investors compensation proposal. If you fail to submit a proxy and fail to attend the special meeting via the special meeting website, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of Investors common stock in favor of the Investors compensation proposal, your shares of Investors common stock will not be voted, but this will not have an effect on the Investors compensation proposal except to the extent that it results in there being insufficient shares present at the special meeting to establish a quorum.

The Investors board unanimously recommends a vote “FOR” the advisory Investors compensation proposal.

Proposal 3: Investors Adjournment Proposal

The Investors special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Investors special meeting to approve the Investors merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Investors stockholders.

If, at the Investors special meeting, the number of shares of Investors common stock present or represented and voting in favor of the Investors merger proposal is insufficient to approve the Investors merger proposal, Investors intends to move to adjourn the Investors special meeting to enable the Investors board to solicit additional proxies for approval of the Investors merger proposal. In that event, Investors will ask Investors stockholders to vote upon the Investors adjournment proposal, but not the Investors merger proposal or the Investors compensation proposal.

In this proposal, Investors is asking Investors stockholders to authorize the holder of any proxy solicited by the Investors board on a discretionary basis (i) if there are not sufficient votes at the time of the Investors special meeting to approve the Investors merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Investors stockholders, to vote in favor of adjourning the Investors special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Investors stockholders who have previously voted. Pursuant to the Investors bylaws, the Investors special meeting may be adjourned without new notice being given unless the adjournment is for more than thirty (30) days or if a new record date is set for the adjourned meeting.

The approval of the Investors adjournment proposal by Investors stockholders is not a condition to the completion of the merger. The approval of the Investors adjournment proposal requires the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present. If your shares of Investors common stock are present at the special meeting but are not voted on the Investors adjournment proposal, or if you vote to abstain on the Investors adjournment proposal, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting or if your shares of Investors common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Investors common stock, your shares of Investors common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting or any adjournment or postponement thereof to approve the merger agreement.

The Investors board unanimously recommends a vote “FOR” the Investors adjournment proposal.

THE PARTIES TO THE MERGER

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, RI 02903

(203) 900-6715

Citizens is a bank holding company incorporated under Delaware state law in 1984 and whose primary federal regulator is the Federal Reserve Board. CBNA is Citizens’ banking subsidiary, whose primary federal regulator is the Office of the Comptroller of the Currency.

Citizens is one of the nation’s oldest and largest financial institutions, with $185.1 billion in assets as of June 30, 2021. Headquartered in Providence, Rhode Island, Citizens offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. Citizens helps its customers reach their potential by listening to them and by understanding their needs in order to offer tailored advice, ideas and solutions. In Consumer Banking, Citizens provides an integrated experience that includes mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,000 ATMs and approximately 1,000 branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Consumer Banking products and services include a full range of banking, lending, savings, wealth management and small business offerings. In Commercial Banking, Citizens offers a broad complement of financial products and solutions, including lending and leasing, deposit and treasury management services, foreign exchange, interest rate and commodity risk management solutions, as well as loan syndication, corporate finance, merger and acquisition, and debt and equity capital markets capabilities.

Citizens common stock is currently listed on the NYSE under the symbol “CFG.”

Investors Bancorp, Inc.

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

(973) 924-5100

Investors is a Delaware corporation that owns all of the outstanding common stock of Investors Bank and, as such, is a bank holding company subject to regulation by the Board of Governors of the Federal Reserve System. At June 30, 2021, Investors and its consolidated subsidiaries had total assets of $26.8 billion, total loans receivable, net, of $21.1 billion, total deposits of $19.4 billion, and total stockholders’ equity of $2.8 billion.

Investors Bank is a New Jersey-chartered commercial bank headquartered in Short Hills, New Jersey. Originally founded in 1926 as a New Jersey-chartered mutual savings and loan association, it has grown through acquisitions and internal growth, including de novo branching. In 1992, the charter was converted to a mutual savings bank and in 1997 the charter was converted to a New Jersey-chartered stock savings bank in connection with a reorganization into the mutual holding company structure. In 2019, the charter was converted to a New Jersey-chartered commercial bank.

Investors Bank is in the business of attracting deposits from the public through its branch network and a secure online channel and borrowing funds in the wholesale markets to originate loans and to invest in securities. Investors Bank originates multi-family loans, commercial real estate loans, commercial and industrial loans, one-to four- family residential mortgage loans, construction loans and consumer loans, the majority of which are cash surrender value lending on life insurance contracts, home equity loans and home equity lines of credit. Securities, primarily mortgage-backed securities, U.S. Government and Federal Agency obligations, and other securities represented 14% of consolidated assets at June 30, 2021. Investors Bank is subject to comprehensive regulation and examination by the NJDOBI, the Federal Deposit Insurance Corporation and the Consumer Financial Protection Bureau.

Investors common stock is currently listed on the NASDAQ under the symbol “ISBC.”

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Investors or Citizens. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Investors and Citizens make with the SEC that are incorporated by reference into this document, as described in the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Terms of the Merger

Each of Citizens’ and Investors’ respective boards of directors has approved the merger agreement. Pursuant to the merger agreement, Investors will merge with and into Citizens with Citizens surviving the merger as the surviving corporation. Following the completion of the merger, Investors Bank, Investors’ banking subsidiary, will merge with and into CBNA, Citizens’ banking subsidiary, with CBNA continuing as the surviving entity in the bank merger.

In the merger, each share of Investors common stock issued and outstanding immediately prior to the effective time (other than exception shares) will be entitled to receive 0.297 shares of Citizens common stock and $1.46 in cash. No fractional shares of Citizens common stock will be issued in connection with the merger, and holders of Investors common stock will be entitled to receive cash in lieu thereof. The value of the merger consideration is dependent upon the value of Citizens common stock at the effective time of the merger and therefore will fluctuate with the market price of Citizens common stock.

Holders of Investors common stock are being asked to approve the merger agreement. See “The Merger Agreement” beginning on page 91 of this proxy statement/prospectus for additional and more detailed information regarding the legal documents that govern the merger, including the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Since its conversion from the mutual holding company form of organization to stock corporation form in May 2014, Investors has managed its capital through stock repurchases, cash dividends, controlled organic growth, primarily in its commercial loan portfolio, and strategic acquisitions. In April 2020, Investors consummated its acquisition of Gold Coast Bank, a New York commercial bank with approximately $535 million of assets, which operated primarily in Long Island, New York. In August 2021, Investors completed its acquisition of eight (8) branches (with aggregate deposits of approximately $600 million) located in New Jersey and Pennsylvania from Berkshire Bank. In addition, the Investors board has regularly reviewed and discussed Investors’ business strategy, performance and prospects in the context of the national and local economic environment, developments in the regulation of financial institutions and the competitive landscape. Among other things, these reviews and discussions have included possible strategic initiatives available to Investors, such as capital management strategies, including paying regular and special cash dividends, and potential acquisitions and business combinations involving other financial institutions. These reviews and discussions included consideration of the mergers and acquisitions environment, including review of multiples and premiums being paid and an assessment of potential partners for Investors. In connection with the evaluation of these strategic initiatives, Kevin Cummings, Chairman and Chief Executive Officer of Investors, has had, from time to time, informal discussions with representatives of other financial institutions, including Citizens, and has regularly updated the Investors board regarding such discussions.

The Citizens board, together with management, regularly considers and evaluates potential opportunities, which from time to time include strategic transactions, as part of the consideration and evaluation of Citizen’s business strategies, performance and challenges, as well as developments in Citizen’s business, the financial markets, the financial services industry, economic conditions and the regulatory environment, with the goal of enhancing value for Citizen’s shareholders.

As Investors management reviewed its business strategy with the board of directors for 2019, management discussed the competitive landscape in Investors’ region and the challenges of continuing loan and deposit growth. They discussed the persistence of a flat yield curve environment and its impact on earnings. Management also discussed the need for additional investments in technology that would be required to keep pace with larger competitors. Management felt the bank needed to consider strategic opportunities to further enhance shareholder value, including seeking a comparable-sized financial institution for a strategic business combination or a larger financial institution as a strategic acquirer.

In April 2019, informal conversations began between Investors and another bank holding company with operations in Investors’ region (“Company A”) regarding a possible strategic combination with Investors. Following the initial approach from Company A, on July 6, 2019, Mr. Cummings had a telephone call with the President and Chief Executive Officer of Company A to more substantively discuss Company A’s interest in a possible strategic combination with Investors, with both parties agreeing that such a strategic combination could be a good fit for each company. Later that month, a mutual confidentiality agreement was signed between Investors and Company A for the purpose of facilitating further discussions.

During the period from August 2019 through mid-March 2020, there were a number of discussions around what a combination would look like. At the regularly scheduled meetings of the Investors board in December 2019 and January and February 2020, Mr. Cummings updated the Investors board on the status of discussions with Company A.

In mid-March 2020, as a result of the outbreak of the COVID-19 pandemic, the parties mutually agreed to pause any further discussions or due diligence relating to a potential strategic combination.

In January 2021, the President and Chief Executive Officer of Company A contacted Mr. Cummings to request that the parties re-engage in discussions regarding a potential strategic combination. In February, March and April of 2021, substantive negotiations recommenced between Investors and Company A, and each party re-engaged in a due diligence review of the other party. Investors engaged KBW to act as its financial advisor on February 19, 2021 in connection with the potential transaction with Company A. At the regularly scheduled board meetings held in February, March and April, 2021, Mr. Cummings updated the Investors board on the status of discussions with Company A.

On March 30 and 31 and April 1, 2021, Investors, Company A and their respective legal and financial advisors met for reciprocal management meetings as part of Investors’ and Company A’s due diligence process. However, in mid-April 2021, Company A terminated its due diligence process and ended the negotiations. At the regularly scheduled board meeting held in April 2021, Mr. Cummings advised the Investors board of the termination of discussions with Company A.

In late April 2021, Mr. Cummings was contacted by email by the Chairman and Chief Executive Officer of Citizens, Bruce Van Saun, in which Mr. Van Saun requested that he and Mr. Cummings set up an in-person meeting. Mr. Cummings informed the Investors board of this communication. On May 5, 2021, Mr. Cummings met with Mr. Van Saun and discussed a potential merger of Investors with and into Citizens. At this meeting, the parties discussed the general histories and cultures of Investors and Citizens, how Investors’ franchise fit within Citizens’ strategic plans and the potential benefits of a transaction between the two parties. Mr. Cummings apprised the Investors board’s Lead Independent Director of the discussion which had occurred during the May 5th meeting with Mr. Van Saun.

On May 24, 2021, Domenick A. Cama, President and Chief Operating Officer of Investors, Mr. Cummings and Mr. Van Saun met to further discuss a possible acquisition of Investors by Citizens. During this meeting, Mr. Cama, Mr. Cummings and Mr. Van Saun agreed that members of the management teams of both parties should meet to further discuss certain financial aspects of a potential transaction between the parties. At the regularly scheduled board meeting on May 25, 2021, Mr. Cummings informed the Investors board of the status of discussions with Citizens. The Investors board directed Mr. Cummings to continue discussions with Citizens.

On June 1, 2021, at a special meeting of the Investors board, Mr. Cummings provided an update as to discussions with Citizens and a summary of the discussions to date. Representatives of KBW, one of Investors’ financial advisors for the potential transaction, participated in the meeting. At the meeting, representatives of KBW reviewed the current state of the banking markets as well as the financial performance of Citizens. Representatives of KBW also reviewed financial aspects of the proposed transaction, including a comparison of illustrative transaction pricing ratios and multiples, and also discussed the strategic rationale for a combination with Citizens and potential pro forma characteristics of the combined company. The Investors board directed Mr. Cummings to continue discussions with Citizens.

On June 4, 2021, Investors and Citizens executed a mutual nondisclosure agreement for the purpose of facilitating further discussion and due diligence regarding a potential merger. In early June 2021, Investors and Citizens exchanged initial due diligence materials and each party was provided access to each other’s virtual data room.

On June 14 and 15, 2021, senior management for Investors and representatives of Investors’ legal advisor, Luse Gorman, met for due diligence discussions with senior management for Citizens. The parties discussed Investors’ and Citizens’ respective business matters, including financial performance and expectations for the future, employee matters, regulatory and legal issues. Representatives of KBW and Piper Sandler, which was also acting as a financial advisor to Investors to the transaction, and Citizens’ financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”), were also in attendance.

On June 18, 2021, at a special meeting of the Investors board, Mr. Cummings provided the Investors board with a summary of the meetings which had taken place on June 14 and 15, 2021, between senior management of Investors and Citizens and their respective financial and internal legal representatives. Following discussion, the Investors board directed Mr. Cummings to continue discussion with Citizens.

At the June 28, 2021 regularly scheduled meeting of the Investors board, representatives of KBW again reviewed the financial aspects of the proposed transaction, including a comparison of illustrative transaction pricing ratios and multiples, and again discussed the strategic rationale for a combination with Citizens and potential pro forma characteristics of the combined company. Representatives of KBW and Piper Sandler also updated the Investors board regarding the status of the continuing due diligence being conducted by the parties as well as the discussions relating to the financial considerations of the proposed transaction. A representative of Luse Gorman attended this meeting and reviewed and discussed the directors’ fiduciary duties under Delaware law. At the conclusion of the discussion, the Investors board directed management, with the assistance of Luse Gorman and KBW, to continue discussions regarding a possible merger with Citizens.

On July 8, 2021, Sullivan & Cromwell, Citizens’ legal advisor, provided Luse Gorman with an initial draft of the proposed merger agreement. Over the following days, Investors and Citizens, with the assistance of their financial and legal advisors, negotiated the exchange ratio and the terms of the merger agreement and related matters, including restrictions on Investor’s dividend practice during the pendency of the merger and the handling, post-closing, of certain benefits agreements and plans in which Investors’ directors and officers are participants. The parties also continued their reciprocal due diligence efforts.

On July 23, 2021, at a special meeting of the Investors board, Mr. Cummings advised the Investors board that negotiation of the key financial terms of the proposed merger with Citizens were continuing. Mr. Cummings also advised the Investors board of the discussions with Citizens regarding (i) potential appointment of one or more current members of the Investors board to the Citizens board, with such appointment(s) to be effective as of the consummation of the merger; and (ii) employment and severance arrangements with the executive officers, including the severance payments and non-compete agreements and related payments for Mr. Cummings and Mr. Cama. Mr. Cummings also informed the Investors board that Investors senior management would be conducting further reverse due diligence of Citizens on July 24 and 25, 2021. At the conclusion of the meeting, the Investors board directed management, with the assistance of Luse Gorman, KBW and Piper Sandler, to continue discussions regarding a possible merger with Citizens. On July 26, 2021, Investors formally engaged Piper Sandler to act as a financial advisor.

In the morning of July 27, 2021, the parties reached an agreement on the outstanding terms of the merger agreement and related items, including an agreement to an exchange ratio of 0.297 and cash consideration of $1.46 per share.

In the afternoon of July 27, 2021, the Compensation and Benefits Committee of the Investors board held a special meeting that was attended by representatives of Luse Gorman. The representatives of Luse Gorman reviewed and discussed with the Committee the terms of (i) a non-compete and non-solicit agreement to be entered into between Mr. Cummings and Investors to be effective upon consummation of the merger and which would be in effect for three years following the merger, including certain payments to be made to Mr. Cummings in consideration for entering into such agreement; (ii) the payment of severance to the executive officers; (iii) the proposed non-compete and the employment agreement to be entered into by Mr. Cama with Citizens and the proposed employment agreement to be entered into by Richard S. Spengler, Senior Executive Vice President and Chief Lending Officer of Investors, with Citizens in connection with the execution of the merger agreement; and (iv) the transaction bonuses to be paid to certain Investors executives upon consummation the merger. Following such review and discussion, the Compensation and Benefits Committee of the Investors board unanimously approved these arrangements.

In the afternoon of July 27, 2021, following the meeting of the Compensation and Benefits Committee, the Investors board held a meeting with management and Investors’ legal and financial advisors in attendance. At the meeting, the Investors board considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The Investors board had been provided with a set of meeting materials in advance of the meeting, including the merger agreement and a summary of the material terms of the merger agreement and separate financial presentations provided by KBW and Piper Sandler. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Investors board an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Investors common stock. A copy of the opinion is attached to this proxy statement/prospectus as Annex B. At this meeting, Piper Sandler reviewed the financial aspects of the proposed merger and rendered to the Investors board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Investors common stock. A copy of the opinion is attached to this proxy statement/prospectus as Annex C. Luse Gorman again reviewed with the Investors board fiduciary duties of the directors in connection with its consideration of the proposed merger. Luse Gorman then reviewed in detail the terms and conditions of the proposed definitive merger agreement with the Investors board, including but not limited to, the transaction structure, merger consideration, the representations, warranties and covenants that were being made by each of Investors and Citizens, closing conditions, and termination rights of the parties. The Compensation and Benefits Committee reported on its meeting reviewing and approving the compensation arrangements for the executives. After considering the proposed terms of the merger agreement and related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Investors board, including the strategic alternatives discussed at those meetings and the factors described under the section of this proxy statement/prospectus entitled “The Merger—Investors’ Reasons for the Merger; Recommendation of Investors Board of Directors,” the Investors board unanimously determined that entering into the merger agreement and the other related agreements with Citizens was advisable and in the best interests of Investors and its shareholders, and the directors unanimously approved the merger agreement and unanimously determined to recommend that Investors’ shareholders approve the merger and adopt the merger agreement.

On July 28, 2021, following the respective board meetings of Investors and Citizens, Investors and Citizens executed the merger agreement. On July 28, 2021, Investors and Citizens issued a joint press release announcing the execution of the merger agreement.

Investors’ Reasons for the Merger; Recommendation of the Investors Board of Directors

After careful consideration, the Investors board, at a special meeting held on July 27, 2021, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Investors and its stockholders, (ii) declared the merger agreement advisable and (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the Investors board unanimously recommends that the Investors stockholders vote “FOR” the Investors merger proposal, “FOR” the Investors compensation proposal and “FOR” the Investors adjournment proposal.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that Investors stockholders adopt the merger agreement, the Investors board evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Investors management, as well as with Investors’ financial and legal advisors, and considered a number of factors, including the following:

•

the fact that the implied value of the merger consideration based on the closing price of Citizens common stock as of July 27, 2021 of $44.32 for each share of Investors common stock represented a 12.3% premium over the closing price of Investors common stock on July 27, 2021 (the last trading day prior to the board meeting to approve the merger);

•

each of Investors’ and Citizens’ business, operations, financial condition, stock performance, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence, the Investors board considered that Citizens’ and Investors’ respective business, operations and risk profile complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed transaction, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to Investors’ earnings and prospects on a stand-alone basis;

•	the combined company’s position as the leading community-focused commercial bank in the Northeast and Mid-Atlantic regions, with the scale and market share to compete effectively;

•

the fact that, upon the closing, the combined company’s board of directors will include two legacy Investors directors, Mr. Cummings and Ms. Siekerka, which the Investors board believes enhances the likelihood that the strategic benefits Investors expects to achieve as a result of the merger will be realized;

•

the fact that, upon the closing, Mr. Cama, President and Chief Operating Officer of Investors and Investors Bank, will serve as the Co-Head of Merger Integration and the NYC Metro President for CBNA, and additional senior Investors officers and managers will join CBNA, which the Investors board believes enhances the likelihood that the strategic benefits Investors expects to achieve as a result of the merger will be realized;

•

its knowledge of the current environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on Investors’ and the combined company’s potential growth, development, productivity and strategic options;

•

its views with respect to other strategic alternatives potentially available to Investors, including continuing as a stand-alone company and a transformative transaction with another potential acquiror or merger partner, and its belief that a transaction with such other potential transaction partners would not deliver the financial and operational benefits that could be achieved in the proposed merger with Citizens;

•

the fact that Investors stockholders will receive Citizens common stock as part of the merger consideration, which offers Investors stockholders the opportunity to participate as stockholders of Citizens in the future performance of the combined company;

•

the anticipated pro forma financial impact of the merger on the combined company, including earnings, earnings per share accretion, dividends, return on equity, tangible book value, asset quality, operational efficiency, liquidity and regulatory capital levels;

•

the complementary nature of Investors’ and Citizens’ businesses and prospects given the markets they serve and products they offer, and the expectation that the transaction would provide economies of scale, cost savings opportunities and enhanced opportunities for growth;

•	its belief that the two companies’ corporate cultures are similar and compatible, which would facilitate integration and implementation of the transaction;

•

Investors’ and Citizens’ shared views regarding the best approach to combining and integrating the two companies, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•

its review and discussions with Investors’ management concerning Investors’ due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Citizens;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;

•

the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code and that, as a result, Investors’ stockholders will not recognize gain or loss with respect to their receipt of Citizens common stock in the merger;

•	the fact that the exchange ratio would be fixed, which the Investors board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the fact that the merger consideration includes a cash payment of $1.46 per share, which provides Investors stockholders immediate certainty of value for a portion of the merger consideration;

•	its expectation that, upon consummation of the merger, Investors common stockholders would own approximately 14% of the combined company on a fully diluted basis;

•	the fact that Investors’ common stockholders will have an opportunity to vote on the approval of the merger agreement and the merger;

•	the impact of the merger on Investors’ employees, including the compensation and employee benefits agreed to be provided by Citizens pursuant to the merger agreement;

•

the separate opinions of KBW and Piper Sandler to the Investors board, which were in each case dated July 27, 2021, as to the fairness, from a financial point of view, and as of the date of the opinions and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by each of KBW and Piper Sandler in rendering their respective opinions, to the holders of Investors common stock of the merger consideration in the proposed merger. See “The Merger—Opinions of Investors Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.” and “The Merger—Opinions of Investors Financial Advisors—Opinion of Piper Sandler & Co.” beginning on pages 47 and 60, respectively; and

•	the terms of the merger agreement, which Investors reviewed with its legal advisor, including the representations, covenants, deal protection and termination provisions.

The Investors board also considered the potential risks related to the transaction, but concluded that the anticipated benefits of combining with Citizens were likely to outweigh these risks. These potential risks include:

•	the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•	the risk of losing key Investors’ employees during the pendency of the merger and thereafter;

•	the risk that the consideration to be paid to Investors stockholders could be adversely affected by a decrease in the trading price of Citizens common stock during the pendency of the merger;

•

the restrictions on the conduct of Investors’ business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent Investors from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on Investors’ overall business, including its relationships with customers, employees, suppliers and regulators;

•	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	certain anticipated merger-related costs, which could also be higher than expected;

•

the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions;

•

the fact that: (i) Investors would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) Investors would be obligated to pay to Citizens a termination fee of $140.0 million if the merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Investors from pursuing such a transaction;

•	the potential for legal claims challenging the merger;

•

the risk that the merger may not be completed despite the combined efforts of Investors and Citizens or that completion may be unduly delayed, including as a result of delays in obtaining the required regulatory approvals; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 25 and 23, respectively.

The foregoing discussion of the information and factors considered by the Investors board is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the Investors board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Investors board considered all these factors as a whole in evaluating the merger agreement and the transactions contemplated thereby, including the merger.

For the reasons set forth above, the Investors board determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Investors and its stockholders, and approved the merger agreement and the transactions contemplated thereby, including the merger.

In considering the recommendation of the Investors board, you should be aware that certain directors and executive officers of Investors may have interests in the merger that are different from, or in addition to, interests of stockholders of Investors generally and may create potential conflicts of interest. The Investors board was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby, including the merger, and in recommending to Investors’ common stockholders that they vote in favor of the Investors merger proposal. See “The Merger—Interests of Investors Directors and Executive Officers in the Merger” beginning on page 74.

It should be noted that this explanation of the reasoning of the Investors board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

For the reasons set forth above, the Investors board unanimously recommends that the holders of Investors common stock vote “FOR” the Investors merger proposal and “FOR” the other proposals to be considered at the Investors special meeting.

Opinions of Investors’ Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc.

Investors engaged KBW as its lead financial advisor to render financial advisory and investment banking services to Investors, including an opinion to the Investors board as to the fairness, from a financial point of view, to the holders of Investors common stock of the merger consideration in the proposed merger. Investors selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Investors board held on July 27, 2021, at which the Investors board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Investors board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Investors common stock. The Investors board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Investors board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Investors common stock. It did not address the underlying business decision of Investors to engage in the merger or enter into the merger agreement or constitute a recommendation to the Investors board in connection with the merger, and it does not constitute a recommendation to any holder of Investors common stock or any stockholder of any other entity as to how to vote or act in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Investors and Citizens and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated July 27, 2021 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Investors;

•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of Investors;

•	certain preliminary and unaudited quarterly financial results for the quarter ended June 30, 2021 of Investors (provided by Investors);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Citizens;

•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of Citizens;

•

certain unaudited financial results for the quarter ended June 30, 2021 of Citizens (contained in the Current Report on Form 8-K filed by Citizens with the Securities and Exchange Commission on July 20, 2021);

•

certain regulatory filings of Investors and Citizens and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2020 as well as the quarter ended March 31, 2021;

•	certain other interim reports and other communications of Investors and Citizens to their respective stockholders; and

•

other financial information concerning the businesses and operations of Investors and Citizens furnished to KBW by Investors and Citizens or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Investors and Citizens;

•	the assets and liabilities of Investors and Citizens;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Investors and Citizens with similar information for certain other companies the securities of which were publicly traded;

•

financial and operating forecasts and projections of Investors (which forecasts and projections reflected the estimated pro forma impact of Investors’ pending acquisition of certain branches of Berkshire Bank, which we refer as the “Berkshire branch acquisition”) that were prepared by Investors management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Investors board;

•

publicly available consensus “street estimates” of Citizens (which estimates reflected the estimated pro forma impact of Citizens’ pending acquisition of certain branches and the national online deposit business of HSBC Bank U.S.A, N.A., which we refer as the “HSBC branch acquisition”), as well as assumed Citizens long-term growth rates provided to KBW by Citizens management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Investors management and with the consent of the Investors board;

•

certain adjustments to balance sheet and capital data of Investors as of June 30, 2021 for the estimated pro forma impact of the Berkshire branch acquisition provided to or otherwise discussed with KBW by Investors management and certain adjustments to balance sheet and capital data of Citizens as of June 30, 2021 for the estimated pro forma impact of the HSBC branch acquisition provided to or otherwise discussed with KBW by Citizens management, all of which information was used and relied upon by KBW based on such discussions, at the direction of Investors management and with the consent of the Board; and

•

estimates regarding certain pro forma financial effects of the merger on Citizens (including, without limitation, the cost savings, related expenses and operating synergies expected to result or be derived from the merger) that were prepared by Citizens management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Investors management and with the consent of the Investors board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Investors and Citizens regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist Investors with soliciting indications of interest from third parties regarding a potential transaction with Investors.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Investors as to the reasonableness and achievability of the financial and operating forecasts and projections of Investors and adjustments to balance sheet and capital data of Investors as of June 30, 2021 referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of Investors, upon Citizens management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Citizens, the assumed Citizens long-term growth rates, the adjustments to balance sheet and capital data of Citizens as of June 30, 2021, and the estimates regarding certain pro forma financial effects of the merger on Citizens (including, without limitation, the cost savings, related expenses and operating synergies expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Citizens referred to above that such estimates were consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW expressed no view or opinion as to the Berkshire branch acquisition or the HSBC branch acquisition (or any terms, aspects, effects or implications thereof) and, with the consent of Investors, assumed that Berkshire branch acquisition would be consummated as described to KBW by Investors management during the third quarter of 2021 and that the HSBC branch acquisition would be consummated as described to KBW by Citizens management during the first quarter of 2022.

It is understood that the portion of the foregoing financial information of Investors and Citizens that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Citizens referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Investors and Citizens and with the consent of the Investors board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information assumed that the ongoing COVID-19 pandemic could have an adverse impact, which has been assumed to be limited, on Investors and Citizens. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Investors or Citizens since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Investors’ consent, that the aggregate allowances for loan and lease losses for each of Investors and Citizens are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Investors or Citizens, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Investors or Citizens under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

that the merger and any related transactions (including, without limitation the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above), with no adjustments to the merger consideration (including the allocation between cash and stock) and with no other consideration or payments in respect of Investors common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Investors, Citizens or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Investors that Investors relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Investors, Citizens, the merger and any related transaction, the Berkshire branch acquisition, the HSBC branch acquisition, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the merger consideration in the merger to the holders of Investors common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger and the actions relating to the Investors Bank Amended and Restated Employee Stock Ownership Plan to be taken prior to the closing of the merger), including without limitation, the form or structure of the merger (including the form of merger consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the merger or any such related transaction to Investors, its stockholders, creditors or otherwise, the treatment of Investors restricted shares and stock options in the merger, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, charitable foundation giving or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There has been widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Investors to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Investors or the Investors board;

•

the fairness of the amount or nature of any compensation to any of Investors’ officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Investors common stock;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Investors (other than the holders of Investors common stock, solely with respect to the merger consideration (as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Citizens or any other party to any transaction contemplated by the merger agreement;

•

whether Citizens had sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the cash consideration to the holders of Investors common stock at the closing of the merger;

•	the actual value of Citizens common stock to be issued in the merger;

•

the prices, trading range or volume at which Investors common stock or Citizens common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Citizens common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Investors, Citizens, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Investors and Citizens. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Investors board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Investors board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Investors and Citizens and the decision of Investors to enter into the merger agreement was solely that of the Investors board.

The following is a summary of the material financial analyses presented by KBW to the Investors board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Investors board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $14.63 per outstanding share of Investors common stock, or approximately $3,632.2 million in the aggregate (inclusive of the implied value of in-the-money Investors stock options), based on (i) the implied value of the stock consideration per outstanding share of Investors common stock based on the 0.2970x exchange ratio in the proposed merger and the closing price of Citizens common stock on July 27, 2021 and (ii) the cash consideration per outstanding share of Investors common stock of $1.46. In addition to the financial analyses described below, KBW reviewed with the Investors board for informational purposes, among other things, implied transaction multiples for the proposed merger (based on the implied transaction value for the merger of $14.63 per outstanding share of Investors common stock) of 11.5x Investors’ estimated calendar year 2021 earnings per share (“EPS”) using financial and operating forecasts and projections of Investors provided by Investors management and 11.7x Investors’ estimated calendar year 2021 EPS using publicly available consensus “street estimates” of Investors.

Investors Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Investors to 13 selected major exchange-traded U.S. banks with total assets between $20 billion and $35 billion. Merger targets were excluded from the selected companies. In addition, three companies were excluded where each of their total assets pro forma for pending acquisitions would exceed $35 billion.

The selected companies were as follows (shown in descending order of total assets):

PacWest Bancorp

Associated Banc-Corp

Commerce Bancshares, Inc.

Umpqua Holdings Corporation

United Bankshares, Inc.

Bank OZK

Fulton Financial Corporation

Glacier Bancorp, Inc.

First Hawaiian, Inc.

Simmons First National Corporation

Bank of Hawaii Corporation

Ameris Bancorp

Pacific Premier Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter, which is referred to as “MRQ,” (or, in the case of dividend yield, most recent completed fiscal quarter annualized) available or as of the end of such period and market price information as of July 27, 2021. The capital and balance sheet information for Glacier Bancorp, Inc. used by KBW was pro forma for a pending acquisition. KBW also used 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for Investors and the selected companies. In addition, KBW used 2021 and 2022 EPS estimates of Investors taken from financial and operating forecasts and projections of Investors provided by Investors management. Certain financial data presented in the tables below may not correspond to the data presented in Investors’ historical financial statements, or the data presented under the section “The Merger—Opinions of Investors Financial Advisors—Opinion of Piper Sandler & Co.,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Investors and the selected companies:

		Selected Companies
	Investors	25th Percentile	Average	Median	75th Percentile
MRQ Pre-Tax Pre-Provision Return on Average Assets	1.52%	1.27%	1.62%	1.74%	1.81%
MRQ Core Return on Average Assets(1)	1.22%	1.15%	1.56%	1.60%	1.76%
MRQ Core Return on Average Tangible Common Equity(1)	11.8%	15.1%	17.5%	16.4%	18.1%
MRQ Net Interest Margin	3.11%	2.59%	3.01%	3.10%	3.39%
MRQ Fee Income / Revenue Ratio(2)	6.3%	18.6%	24.0%	25.2%	28.4%
MRQ Efficiency Ratio	52.2%	58.6%	54.7%	55.4%	49.6%

(1)

Core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gain on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Investors and, to the extent publicly available, the selected companies:

		Selected Companies
	Investors	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets	10.17% / 9.80%(1)	7.80%	8.96%	8.83%	9.38%
Total Capital Ratio	14.48% / 14.04%(1)	14.79%	15.24%	15.13%	15.61%
Loans / Deposits	109.8% / 107.9%(1)	65.3%	74.5%	79.9%	84.7%
Loan Loss Reserve / Loans	1.27%	1.24%	1.36%	1.32%	1.37%
Nonperforming Assets / Loans + OREO	0.43%	0.88%	0.65%	0.73%	0.40%
MRQ Net Charge-offs / Average Loans	(0.02)%	0.08%	0.05%	0.04%	0.02%

(1)	Second statistic adjusted pro forma for pending Berkshire branch acquisition.

In addition, KBW’s analysis showed the following concerning the market performance of Investors and the selected companies:

		Selected Companies
	Investors	25th Percentile		Average		Median		75th Percentile
One-Year Stock Price Change	57.0%	45.2%		63.7%		62.3%		73.0%
One-Year Total Return	64.7%	50.4%		69.6%		67.2%		83.1%
Year-To-Date Stock Price Change	23.3%	10.7%		20.9%		20.3%		24.3%
Price / Tangible Book Value per Share	1.19x / 1.21x(1)	1.50	x	1.84	x	1.79	x	2.07	x
Price / 2021 EPS Estimate	10.4x/10.3x(2)	9.9	x	12.3	x	12.3	x	13.9	x
Price / 2022 EPS Estimate	9.6x/9.5x(2)	11.4	x	13.8	x	12.6	x	16.0	x
Dividend Yield	4.3%	2.5%		3.0%		3.2%		3.7%
2021 Dividend Payout Ratio	44.7%	27.2%		37.1%		40.8%		47.0%

(1)	Second statistic adjusted pro forma for pending Berkshire branch acquisition.
(2)

First EPS multiples based on EPS estimates of Investors taken from publicly available consensus “street estimates” of Investors. Second EPS multiples based on EPS estimates of Investors taken from financial and operating forecasts and projections of Investors provided by Investors management.

No company used as a comparison in the above selected companies analysis is identical to Investors. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Citizens Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Citizens to 11 selected major exchange-traded U.S. banks with total assets between $75 billion and $250 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets):

M&T Bank Corporation

Fifth Third Bancorp

KeyCorp

Huntington Bancshares Incorporated

SVB Financial Group

First Republic Bank

Regions Financial Corporation

Signature Bank

Comerica Incorporated

First Horizon Corporation

Zions Bancorporation, National Association

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (or, in the case of dividend yield, most recent completed fiscal quarter annualized) available or as of the end of such periods and market price information as of July 27, 2021. The capital and balance sheet information for M&T Bank Corporation, Huntington Bancshares Incorporated, and SVB Financial Group used by KBW was pro forma for pending or recently completed acquisitions. KBW also used 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for Citizens and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Citizens’ historical financial statements, or the data presented under the section “The Merger—Opinions of Investors Financial Advisors—Opinion of Piper Sandler & Co.,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Citizens and the selected companies:

		Selected Companies
	Citizens	25th Percentile	Average	Median	75th Percentile
MRQ Pre-Tax Pre-Provision Return on Average Assets	1.36%	1.32%	1.48%	1.46%	1.58%
MRQ Core Return on Average Assets(1)	1.42%	1.11%	1.35%	1.38%	1.47%
MRQ Core Return on Average Tangible Common Equity(1)	19.1%	15.2%	18.5%	17.8%	19.4%
MRQ Net Interest Margin	2.71%	2.38%	2.58%	2.62%	2.77%
MRQ Fee Income / Revenue Ratio(2)	30.0%	24.6%	30.9%	36.6%	38.1%
MRQ Efficiency Ratio	60.9%	59.7%	56.1%	58.4%	56.1%

(1)

Core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gain on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Citizens and the selected companies:

		Selected Companies
	Citizens	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets	7.91% / 7.57%(1)	6.81%	7.13%	7.34%	7.58%
CET1 Ratio	10.28% / 9.85%(1)	9.99%	10.40%	10.35%	10.40%
Total Capital Ratio	13.54% / 13.03%(1)	13.10%	13.61%	13.23%	14.17%
Loans / Deposits	81.4% / 78.2%(1)	65.0%	69.2%	67.5%	77.3%
Loan Loss Reserves / Loans	1.54%	0.99%	1.33%	1.36%	1.71%
Nonperforming Assets / Loans + OREO	1.26%	1.30%	1.00%	0.99%	0.71%
MRQ Net Charge-offs / Average Loans	0.24%	0.17%	0.09%	0.10%	(0.01)%

(1)	Second statistic adjusted pro forma for pending HSBC branch acquisition.

In addition, KBW’s analysis showed the following concerning the market performance of Citizens and the selected companies:

		Selected Companies
	Citizens	25th Percentile		Average		Median		75th Percentile
One-Year Stock Price Change	78.3%	59.8%		77.0%		71.2%		85.5%
One-Year Total Return	87.3%	65.9%		82.4%		72.2%		93.5%
Year-To-Date Stock Price Change	23.9%	18.5%		26.5%		20.5%		32.3%
Price / Tangible Book Value per Share	1.31x / 1.33x(1)	1.42	x	1.86	x	1.59	x	1.96	x
Price / 2021 EPS Estimate	8.6x	8.1	x	12.0	x	9.7	x	13.4	x
Price / 2022 EPS Estimate	9.9x	9.9	x	13.0	x	11.2	x	13.2	x
Dividend Yield	3.5%	1.8%		2.7%		3.2%		3.9%
2021 Dividend Payout Ratio	30.7%	19.2%		25.9%		31.4%		33.4%

(1)	Second statistic adjusted pro forma for pending HSBC branch acquisition.

No company used as a comparison in the above selected companies analysis is identical to Citizens. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 11 selected U.S. bank transactions announced since December 31, 2019 with announced deal values greater than $1 billion.

The 11 selected transactions in this group were as follows:

Acquiror	Acquired Company
Old National Bancorp	First Midwest Bancorp, Inc.
New York Community Bancorp, Inc.	Flagstar Bancorp, Inc.
Independent Bank Corp.	Meridian Bancorp, Inc.
Webster Financial Corporation	Sterling Bancorp
BancorpSouth Bank	Cadence Bancorporation
M&T Bank Corporation	People’s United Financial, Inc.
Huntington Bancshares Incorporated	TCF Financial Corporation
PNC Financial Services Group, Inc.	BBVA USA Bancshares, Inc.
First Citizens BancShares, Inc.	CIT Group Inc.
Pacific Premier Bancorp, Inc.	Opus Bank
South State Corporation	CenterState Bank Corporation

For each selected transaction (except as described below), KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data, to the extent publicly available, based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and publicly available one year forward estimated EPS prior to the announcement of the respective transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of the one selected transaction involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•

Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s stand-alone closing stock price to tangible book value multiple) in the 10 selected transactions in which all or a portion of the transaction consideration was in the form of acquiror stock;

•

Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium, in the nine selected transactions in which core deposit premium data was publicly available;

•	Price per common share to latest 12 months EPS of the acquired company in the 10 selected transactions in which latest 12 months EPS or earnings data was publicly available; and

•

Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as Forward EPS, in the nine selected transactions in which consensus “street estimates” for the acquired company were available at announcement.

KBW also reviewed the price per common share paid for the acquired company for the 10 selected transactions involving publicly traded acquired companies as a premium to the closing stock price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the merger of $14.63 per outstanding share of Investors common stock and using historical financial information for Investors for the 12-month period ended or as of June 30, 2021, Investors’ estimated calendar year 2022 EPS taken from publicly available consensus “street estimates” of Investors and also financial and operating forecasts and projections of Investors provided by Investors management, and the closing price of Investors common stock on July 27, 2021.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for two of the selected transactions, which multiples were considered not meaningful because they were either greater than 35.0x or negative):

		Selected Transactions
	Citizens / Investors	25th Percentile		Median		Average		75th Percentile
Price / Tangible Book Value per Share	1.35x(1)	1.36	x	1.50	x	1.46	x	1.66	x
Pay to Trade Ratio	1.02x	0.80	x	0.89	x	0.83	x	0.93	x
Core Deposit Premium	5.1%	5.1%		6.3%		5.3%		7.1%
Price / LTM EPS	11.8x	12.7	x	15.5	x	15.2	x	17.9	x
Price / Forward EPS	10.8x/10.7x(2)	12.4	x	13.7	x	12.9	x	14.8	x
One-Day Market Premium	12.3%	5.4%		9.4%		9.1%		11.3%

(1)	Adjusted pro forma for pending Berkshire branch acquisition.
(2)

First EPS multiple based on EPS estimate of Investors taken from publicly available consensus “street estimates” of Investors. Second EPS multiple based on EPS estimate of Investors taken from financial and operating forecasts and projections of Investors provided by Investors management.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Investors or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative stand-alone contribution of Citizens and Investors to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Citizens and Investors as of June 30, 2021, certain adjustments to balance sheet data of Investors as of June 30, 2021 for the estimated pro forma impact of the Berkshire branch acquisition provided to or otherwise discussed with KBW by Investors management and certain adjustments to balance sheet data of Citizens as of June 30, 2021 for the estimated pro forma impact of the HSBC branch acquisition provided to or otherwise discussed with KBW by Citizens management, (ii) publicly available consensus “street estimates” for Citizens, (iii) financial and operating forecasts and projections of Investors provided by Investors management, and (iv) market price information as of July 27, 2021. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Citizens’ and Investors’ respective stockholders in the combined company based on the 0.2970x exchange ratio provided for in the merger agreement and also with the implied pro forma ownership percentages of Citizens’ and Investors’ respective stockholders in the combined company hypothetically assuming 100% stock consideration in the merger for illustrative purposes:

	Citizens	Investors
	% of Total	% of Total
Ownership at 0.2970x merger exchange ratio:	85.6%	14.4%
Illustrative Ownership assuming 100% Stock Consideration	84.2%	15.8%
Market Information:
Pre-Transaction Market Capitalization	85.4%	14.6%
Balance Sheet:
Assets	87.6%	12.4%
Gross Loans Held for Investment	85.2%	14.8%
Deposits	88.8%	11.2%
Tangible Common Equity	83.8%	16.2%
Income Statement:
2021 Estimated Earnings	87.7%	12.3%
2022 Estimated Earnings	85.1%	14.9%
2023 Estimated Earnings	84.5%	15.5%

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Citizens and Investors. Using (i) closing balance sheet estimates as of March 31, 2022 for Citizens and Investors taken from publicly available consensus “street estimates,” (ii) publicly available consensus EPS “street estimates” of Citizens and Investors, (iii) assumed EPS growth rates for Citizens and Investors with respect to calendar year 2023 provided by Citizens management and (iv) pro forma assumptions (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the merger and certain purchase accounting and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Citizens management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Citizens. This analysis indicated the merger could be accretive to Citizens’ estimated 2022 and 2023 EPS and dilutive to Citizens’ estimated tangible book value per share at closing as of March 31, 2022. Furthermore, the analysis indicated that, pro forma for the merger, each of Citizens’ tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 (CET1) Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing as of March 31, 2022 could be lower. For all of the above analysis, the actual results achieved by Citizens following the merger may vary from the projected results, and the variations may be material.

Investors Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Investors to estimate a range for the implied equity value of Investors. In this analysis, KBW utilized financial forecasts and projections relating to the net income and assets of Investors provided by Investors management, and assumed discount rates ranging from 10.0% to 12.5%. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that Investors could generate over the period from June 30, 2021 through December 31, 2026 as a stand-alone company, and (ii) the present value of Investors’ implied terminal value at the end of such period. KBW assumed that Investors would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for Investors, KBW applied a range of 9.5x to 13.0x Investors’ estimated 2027 earnings. This dividend discount model analysis resulted in a range of implied values per share of Investors common stock of $13.02 to $18.01.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Investors.

Citizens Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Citizens to estimate a range for the implied equity value of Citizens. In this analysis, KBW used publicly available consensus “street estimates” of Citizens and assumed long-term growth rates for Citizens provided by Citizens management, and assumed discount rates ranging from 10.0% to 12.5%. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that Citizens could generate over the period from June 30, 2021 through December 31, 2026 as a stand-alone company, and (ii) the present value of Citizens’ implied terminal value at the end of such period. KBW assumed that Citizens would maintain a CET1 ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for Citizens, KBW applied a range of 9.5x to 13.0x Citizens’ estimated 2027 earnings. This dividend discount model analysis resulted in a range of implied values per share of Citizens common stock of $42.73 to $58.66.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Citizens or the pro forma combined entity.

Pro Forma Combined Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity. In this analysis, KBW used publicly available consensus EPS “street estimates” of Citizens and Investors, assumed Citizens and Investors long-term growth rates provided by Citizens management and pro forma assumptions (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Citizens management, and KBW assumed discount rates ranging from 10.0% to 12.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined entity could generate over the period from June 30, 2021 through December 31, 2026 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a CET1 ratio of 10.0% and would retain sufficient earnings to maintain that level. In calculating the terminal value of the pro forma combined entity, KBW applied a range of 9.5x to 13.0x the pro forma combined entity’s estimated 2027 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the merger consideration (comprised of 0.2970 of a share of Citizens common stock and $1.46 in cash) to be received in the proposed merger for each share of Investors common stock of $15.14 to $20.22.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.

Miscellaneous. KBW acted as financial advisor to Investors in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between (i) KBW and Investors and (ii) a KBW broker-dealer affiliate and Investors), may from time to time purchase securities from, and sell securities to, Investors and Citizens. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Investors or Citizens for its and their own respective accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Investors and Citizens. As Investors was previously informed by KBW, such positions currently include individual positions in securities of Citizens held by certain senior members of the KBW advisory team providing services to Investors in connection with the proposed merger.

In connection with the engagement of KBW as one of its financial advisors, Investors agreed to pay KBW a cash fee equal to $22 million, $3 million of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Investors also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Investors for which KBW received compensation. In the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Citizens for which KBW received compensation. An investment banking affiliate of KBW currently maintains a business relationship with an affiliate of Citizens to jointly market certain services to real estate investment trusts and pays such Citizens affiliate a portion of the compensation received by such KBW affiliate for its services to such real estate investment trusts. KBW may in the future provide investment banking and financial advisory services to Investors or Citizens and receive compensation for such services.

Opinion of Piper Sandler & Co.

Investors retained Piper Sandler to act as a financial advisor to the Investors board in connection with Investors’ consideration of a possible business combination with Citizens. Investors selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to the Investors board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 27, 2021 meeting at which the Investors board considered the merger and the merger agreement, Piper Sandler delivered to the Investors board its oral opinion, which was subsequently confirmed in writing on July 27, 2021, to the effect that, as of such date, the merger consideration was fair to the holders of Investors’ common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Investors common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the Investors board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any stockholder of Investors as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Investors common stock and did not address the underlying business decision of Investors to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Investors or the effect of any other transaction in which Investors might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Investors or Citizens, or any class of such persons, if any, relative to the compensation to be received in the merger by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	an execution copy of the merger agreement;

•	certain publicly available financial statements and other historical financial information of Investors that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Citizens that Piper Sandler deemed relevant;

•

certain internal financial projections for Investors for the years ending December 31, 2021 through December 31, 2023, including estimated total assets, gross loans, total deposits, share repurchases, dividends per share and net income available for common stockholders, as well as an annual net income available for common stockholders growth rate for the years ending December 31, 2024 and December 31, 2025, as provided by the senior management of Investors;

•

publicly available mean analyst earnings per share and net income estimates for Citizens for the years ending December 31, 2021 and December 31, 2022, as well as an estimated long-term annual net income available for common stockholders growth rate for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Citizens and its representatives;

•

the pro forma financial impact of the merger on Citizens based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, the successful closing of pending branch office acquisitions by both Citizens and Investors, and based on publicly available mean analyst earnings per share estimates for Investors for the years ending December 31, 2021 and December 31, 2022 with a long-term annual net income to common stockholders growth rate for the years ending December 31, 2023 and December 31, 2024, as provided by the senior management of Citizens;

•

the publicly reported historical price and trading activity for Investors common stock and Citizens common stock, including a comparison of certain stock market information for Investors common stock and Citizens common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Investors and Citizens with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Investors and its representatives the business, financial condition, results of operations and prospects of Investors and held similar discussions with certain members of the senior management of Citizens and its representatives regarding the business, financial condition, results of operations and prospects of Citizens.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Investors or Citizens or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Investors and Citizens that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Investors or Citizens, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Investors or Citizens. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Investors or Citizens, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Investors or Citizens. Piper Sandler assumed, with Investors’ consent, that the respective allowances for loan losses for both Investors and Citizens were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Investors for the years ending December 31, 2021 through December 31, 2023, including estimated total assets, gross loans, total deposits, share repurchases, dividends per share and net income available for common stockholders, as well as an annual net income available for common stockholders growth rate for the years ending December 31, 2024 and December 31, 2025, as provided by the senior management of Investors. In addition, Piper Sandler used publicly available mean analyst earnings per share and net income estimates for Citizens for the years ending December 31, 2021 and December 31, 2022, as well as an estimated long-term annual net income available for common stockholders growth rate for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Citizens and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, the successful closing of pending branch office acquisitions by both Citizens and Investors, and based on publicly available mean analyst earnings per share estimates for Investors for the years ending December 31, 2021 and December 31, 2022 with a long-term annual net income to common stockholders growth rate for the years ending December 31, 2023 and December 31, 2024, as provided by the senior management of Citizens. With respect to the foregoing information, the respective senior managements of Investors and Citizens confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Investors and Citizens, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Investors or Citizens since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Investors and Citizens would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with Investors’ consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third-party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Investors, Citizens, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Investors’ consent, Piper Sandler relied upon the advice that Investors received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Investors common stock or Citizens common stock at any time or what the value of Citizens common stock would be once it is actually received by the holders of Investors common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Investors board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Investors or Citizens and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Investors and Citizens and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Investors common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Investors, Citizens, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Investors board at its July 27, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Investors common stock or Citizens common stock or the prices at which Investors or Citizens common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Investors board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Investors board with respect to the fairness of the merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Investors common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive (i) 0.2970 shares of Citizens common stock, and (ii) $1.46 in cash. Piper Sandler calculated an aggregate implied transaction value of approximately $3,632 million and an implied purchase price per share of $14.63 consisting of the implied value of 247,601,303 shares of Investors common stock based on the closing price of Citizens common stock on July 27, 2021 and the conversion of 5,107,536 options outstanding with a weighted average per share strike price of $12.49. Based upon financial information for Investors as of or for the last twelve months (“LTM”) ended June 30, 2021 and the closing price of Investors’ common stock on July 27, 2021, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share / Tangible Book Value Per Share	133%
Transaction Price Per Share / LTM Earnings Per Share	11.9	x
Transaction Price Per Share / 2021E Mean Consensus EPS[1]	11.7	x
Transaction Price Per Share / 2022E Mean Consensus EPS[1]	10.9	x
Core Deposit Premium[2]	5.0%
Core Deposit Premium[3]	4.8%
Market Premium as of July 27, 2021	12.3%

(1)	Based on publicly available mean analyst EPS estimates
(2)	Core deposits defined as total deposits less time deposits with balances greater than $100,000
(3)	Core deposits defined as total deposit less time deposits with balances greater than $250,000

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading prices of Investors common stock and Citizens common stock for the one-year and three-year periods ended July 27, 2021. Piper Sandler then compared the relationship between the movements in the prices of Investors common stock and Citizens common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Investors’ One-Year Stock Performance

	Beginning Value 7/27/2020	Ending Value 7/27/2021
Investors	100%	157.0%
Investors Peer Group	100%	158.7%
S&P 500 Index	100%	135.9%
NASDAQ Bank Index	100%	163.6%

Investors’ Three-Year Stock Performance

	Beginning Value 7/27/2018	Ending Value 7/27/2021
Investors	100%	101.9%
Investors Peer Group	100%	94.7%
S&P 500 Index	100%	156.1%
NASDAQ Bank Index	100%	102.9%

Citizens’ One-Year Stock Performance

	Beginning Value 7/27/2020	Ending Value 7/27/2021
Citizens Financial Group	100%	178.3%
Citizens Financial Group Peer Group	100%	165.4%
S&P 500 Index	100%	135.9%
NASDAQ Bank Index	100%	163.6%

Citizens’ Three-Year Stock Performance

	Beginning Value 7/27/2018	Ending Value 7/27/2021
Citizens Financial Group	100%	110.5%
Citizens Financial Group Peer Group	100%	115.2%
S&P 500 Index	100%	156.1%
NASDAQ Bank Index	100%	102.9%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for Investors with a group of financial institutions selected by Piper Sandler. The Investors peer group included banks, thrifts, and bank holding companies whose securities are publicly traded on a major exchange (NYSE, NYSEAM, NASDAQ), headquartered in the continental United States, with total assets between $20 billion and $35 billion, but excluded financial institutions with pending merger of equal transactions (the “Investors Peer Group”). The Investors Peer Group consisted of the following companies:

Ameris Bancorp	Pacific Premier Bancorp
Associated Banc-Corp	PacWest Bancorp
BancorpSouth Bank	Simmons First National Corp.
Bank OZK	UMB Financial Corp
Commerce Bancshares Inc.	Umpqua Holdings Corp.
Fulton Financial Corp.	United Bankshares Inc.

The analysis compared publicly available financial information for Investors with corresponding data for the Investors Peer Group as of or for the quarter ended June 30, 2021 (unless otherwise noted) with pricing data as of July 27, 2021. The table below sets forth the data for Investors and the median, mean, low and high data for the Investors Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Investors’ historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

Investors Comparable Company Analysis

		Investors Peer Group
	Investors	Median	Mean	Low	High
Total assets ($M)	26,802	27,402	28,430	20,529	34,868
Loans / Deposits (%)	109.8	79.1	74.5	56.9	88.2
Loan Loss Reserve / Gross Loans (%)	1.26	1.28	1.38	1.09	1.99
Tier 1 Leverage Ratio (%)	10.61	9.19	9.39	7.67	13.98
Common Equity Tier 1 Ratio (%)	13.17	12.07	12.13	9.90	14.20
Tier 1 RBC Ratio (%)	13.17	12.07	12.38	10.41	14.21
Total RBC Ratio (%)	14.48	15.13	15.25	14.02	17.49
MRQ Return on Average Assets (%)	1.22	1.47	1.53	1.00	2.23
MRQ Return on Average Equity (%)	11.42	12.51	13.01	8.66	19.53
MRQ Net Interest Margin (%)	3.11	3.04	3.04	2.37	3.94
MRQ Efficiency Ratio (%)	52.19	56.87	55.95	37.84	67.03
Price/Tangible Book Value (%)	121	156	165	111	267
Price/Annualized MRQ Earnings Per Share (x)	10.5	9.3	9.8	6.6	13.1
Price/2021E Earnings Per Share (x)	10.4	11.1	11.7	8.4	17.3
Price/2022E Earnings Per Share (x)	9.6	12.4	12.8	9.4	20.9
Current Dividend Yield (%)	4.3	2.9	2.9	1.3	4.5
Market Value ($M)	3,084	3,852	4,111	2,495	8,470

Note:

Financial data for UMB Financial Corp. as of or for the period ending March 31, 2021. Regulatory capital information for Commerce Bancshares Inc., Bank OZK, and Ameris Bancorp for the period ending March 31, 2021

Piper Sandler used publicly available information to perform a similar analysis for Citizens by comparing selected financial information for Citizens with a group of financial institutions selected by Piper Sandler. The Citizens peer group included banks, thrifts, and bank holding companies whose securities are publicly traded on a major exchange (NYSE, NYSEAM, NASDAQ), headquartered in the continental United States, with total assets between $100 billion and $600 billion (the “Citizens Peer Group”). The Citizens Peer Group consisted of the following companies:

Fifth Third Bancorp	Regions Financial Corporation
First Republic Bank	SVB Financial Group
Huntington Bancshares Inc.	The PNC Financial Services Group
KeyCorp	Truist Financial Corporation
M&T Bank Corporation	U.S. Bancorp

The analysis compared publicly available financial information for Citizens with corresponding data for the Citizens Peer Group as of or for the year ended June 30, 2021 (unless otherwise noted) with pricing data as of July 27, 2021. The table below sets forth the data for Citizens and the median, mean, low and high data for the Citizens Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Citizen Financial Group’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

Citizens Comparable Company Analysis

	Citizens Financial Group	Citizens Financial Group Peer Group
		Median	Mean	Low	High
Total Assets ($M)	185,104	172,257	277,861	125,768	558,886
Loans / Deposits (%)	81.4	68.4	68.5	34.8	91.4
Loan Loss Reserve / Gross Loans (%)	1.54	1.78	1.55	0.52	2.08
Tier 1 Leverage Ratio (%)	9.66	8.58	8.63	7.77	9.85
Common Equity Tier 1 Ratio (%)	10.28	10.26	10.32	9.51	11.93
Tier 1 RBC Ratio (%)	11.63	11.72	12.06	10.90	14.95
Total RBC Ratio (%)	13.54	13.86	13.95	12.60	15.53
MRQ Return on Average Assets (%)	1.41	1.41	1.42	0.87	2.04
MRQ Return on Average Equity (%)	11.34	13.60	14.05	8.20	22.60
MRQ Net Interest Margin (%)	2.71	2.66	2.66	2.05	3.43
MRQ Efficiency Ratio (%)	60.95	58.63	58.67	53.04	62.99
Price/Tangible Book Value (%)	134	181	206	141	321
Price/Annualized MRQ Earnings Per Share (x)	7.7	10.4	12.2	6.3	25.0
Price/2021E Earnings Per Share (x)	8.6	10.7	12.6	8.0	26.1
Price/2022E Earnings Per Share (x)	9.9	11.2	13.2	9.6	24.4
Current Dividend Yield (%)	3.5	3.1	2.7	0.0	4.3
Market Value ($M)	18,884	28,322	40,090	17,239	83,270

Note:	Financial data for Huntington Bancshares Inc. as of or for the period ending March 31, 2021. Regulatory capital information for M&T Bank Corporation for the period ending March 31, 2021.

Analysis of Precedent Transactions.

Piper Sandler reviewed a nationwide group of bank and thrift merger and acquisition transactions. The group consisted of nationwide bank and thrift transactions announced between January 1, 2017 and July 26, 2021 where target assets were between $10 billion and $75 billion at announcement and geographic location in Northeast, Mid-Atlantic, or Midwest region, but excluded transactions defined as merger of equals (the “Nationwide Precedent Transactions”).

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
M&T Bank Corp.	People’s United Financial Inc.
Huntington Bancshares Inc.	TCF Financial Corp.
First Citizen BancShares	CIT Group Inc.
Fifth Third Bancorp	MB Financial Inc.
Sterling Bancorp	Astoria Financial Corp

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to forward estimated earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

		Nationwide Precedent Transactions
	Citizens/ Investors	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	11.9	19.4	19.4	15.1	23.6
Transaction Price / Forward estimated Earnings Per Share (x)	10.9	16.4	16.5	13.8	19.2
Transaction Price / Tangible Book Value Per Share (%)	133	159	158	44	271
Tangible Book Value Premium to Core Deposits (%)(1)	5.0	5.9	3.6	(7.4)	9.9
1-Day Market Premium (%)	12.3	11.9	14.2	8.9	24.2

(1)	Core deposits defined as total deposits less time deposits with balances greater than $100,000

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of Investors common stock assuming Investors performed in accordance with internal financial projections for Investors for the years ending December 31, 2021 through December 31, 2023 with an estimated net income growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Investors. To approximate the terminal value of a share of Investors common stock at December 31, 2025, Piper Sandler applied price to 2025 earnings multiples ranging from 9.0x to 13.0x and multiples of 2025 tangible book value ranging from 110% to 185%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Investors common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Investors common stock of $11.36 to $17.27 when applying multiples of earnings and $11.72 to $20.46 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$12.71	$13.85	$14.99	$16.13	$17.27
9.5%	$12.47	$13.59	$14.70	$15.82	$16.94
10.0%	$12.23	$13.33	$14.42	$15.52	$16.61
10.5%	$12.01	$13.08	$14.15	$15.23	$16.30
11.0%	$11.79	$12.84	$13.89	$14.94	$15.99
11.5%	$11.57	$12.60	$13.63	$14.66	$15.69
12.0%	$11.36	$12.37	$13.38	$14.39	$15.40

Tangible Book Value Per Share Multiples

Discount Rate	110%	125%	140%	155%	170%	185%
9.0%	$13.12	$14.59	$16.05	$17.52	$18.99	$20.46
9.5%	$12.87	$14.31	$15.75	$17.18	$18.62	$20.06
10.0%	$12.63	$14.04	$15.45	$16.86	$18.26	$19.67
10.5%	$12.39	$13.77	$15.15	$16.53	$17.91	$19.29
11.0%	$12.16	$13.51	$14.87	$16.22	$17.57	$18.93
11.5%	$11.94	$13.26	$14.59	$15.91	$17.24	$18.57
12.0%	$11.72	$13.02	$14.32	$15.61	$16.91	$18.21

Piper Sandler also considered and discussed with the Investors board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Investors’ earnings varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for Investors’ common stock, applying the price to 2025 earnings multiples range of 9.0x to 13.0x referred to above and a discount rate of 10.48%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0)%	$10.57	$11.48	$12.39	$13.31	$14.22
(10.0)%	$11.05	$12.02	$12.98	$13.95	$14.92
(5.0)%	$11.53	$12.55	$13.57	$14.59	$15.61
0.0%	$12.02	$13.09	$14.16	$15.24	$16.31
5.0%	$12.50	$13.63	$14.75	$15.88	$17.01
15.0%	$12.98	$14.16	$15.35	$16.53	$17.71
15.0%	$13.47	$14.70	$15.94	$17.17	$18.40

Piper Sandler also performed an analysis that estimated the net present value per share of Citizens common stock, assuming Citizens performed in accordance with publicly available mean analyst earnings per share and net income estimates for Citizens for the years ending December 31, 2021 and December 31, 2022, as well as estimated long-term annual net income available for common stockholders growth rate for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Citizens. To approximate the terminal value of a share of Citizens common stock at December 31, 2025, Piper Sandler applied price to 2025 earnings multiples ranging from 7.0x to 18.25x and multiples of December 31, 2025 tangible book value ranging from 150% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Citizens common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Citizens common stock of $30.77 to $79.48 when applying multiples of earnings and $47.25 to $76.31 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	7.00x	9.25x	11.50x	13.75x	16.00x	18.25x
9.0%	$34.41	$43.42	$52.44	$61.45	$70.47	$79.48
9.5%	$33.77	$42.60	$51.43	$60.26	$69.09	$77.92
10%	$33.14	$41.79	$50.44	$59.09	$67.74	$76.39
10.5%	$32.52	$41.00	$49.48	$57.95	$66.43	$74.90
11.0%	$31.92	$40.23	$48.54	$56.84	$65.15	$73.45
11.5%	$31.34	$39.48	$47.62	$55.76	$63.90	$72.04
12.0%	$30.77	$38.75	$46.72	$54.70	$62.68	$70.66

Tangible Book Value Per Share Multiples

Discount Rate	150%	165%	180%	195%	210%	225%
9.0%	$53.02	$57.68	$62.34	$66.99	$71.65	$76.31
9.5%	$52.00	$56.56	$61.12	$65.69	$70.25	$74.81
10.0%	$51.00	$55.47	$59.94	$64.41	$68.88	$73.35
10.5%	$50.03	$54.41	$58.79	$63.17	$67.55	$71.92
11.0%	$49.08	$53.37	$57.66	$61.95	$66.24	$70.53
11.5%	$48.15	$52.36	$56.56	$60.77	$64.97	$69.18
12.0%	$47.25	$51.37	$55.49	$59.61	$63.73	$67.85

Piper Sandler also considered and discussed with the Investors board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Citizens’ earnings varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Citizens common stock, applying the price to 2025 earnings multiples range of 7.00x to 18.25x referred to above and a discount rate of 10.48%.

Earnings Per Share Multiples

Annual Estimate Variance	7.00x	9.25x	11.50x	13.75x	16.00x	18.25x
(15%)	$28.59	$35.80	$43.01	$50.22	$57.43	$64.64
(10%)	$29.91	$37.54	$45.18	$52.81	$60.45	$68.08
(5%)	$31.23	$39.29	$47.35	$55.41	$63.47	$71.53
0%	$32.55	$41.03	$49.52	$58.00	$66.48	$74.97
5%	$33.87	$42.78	$51.68	$60.59	$69.50	$78.41
10%	$35.19	$44.52	$53.85	$63.18	$72.52	$81.85
15%	$36.51	$46.26	$56.02	$65.78	$75.53	$85.29

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the Merger on Citizens assuming the transaction closes on March 31, 2022. Piper Sandler utilized the following information and assumptions: (a) publicly available mean analyst earnings per share estimates for Investors for the years ending December 31, 2021 and December 31, 2022 with a long-term annual net income to common stockholders growth rate for the years ending December 31, 2023 and December 31, 2024, as provided by the senior management of Citizens, (b) publicly available mean analyst earnings per share and net income estimates for Citizens for the years ending December 31, 2021 and December 31, 2022, as well as estimated long-term annual net income available for common stockholders growth rate for the years ending December 31, 2023 through December 31, 2024, as provided by the senior management of Citizens, and (c) certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as the successful closing of the pending HSBC branch acquisition by Citizens. The analysis indicated that the transaction could be accretive to Citizen Financial Group’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2022 through December 31, 2025 and dilutive to Citizens’ estimated tangible book value per share at close and at December 31, 2022, December 31, 2023 and December 31, 2024.

In connection with this analysis, Piper Sandler considered and discussed with the Investors board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as one of Investors’ financial advisors in connection with the transaction and will receive a fee for such services in an amount equal to $4 million, which fee is contingent upon the closing of the merger. Piper Sandler also received a $3 million fee from Investors upon rendering its opinion. Investors has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any investment banking services to Investors in the two years preceding the date of its opinion. Piper Sandler did not provide any investment banking services to Citizens in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Investors, Citizens and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Investors, Citizens and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Certain Unaudited Financial Information

Investors and Citizens do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain financial measures for the current year in its earnings conference calls and investor conference presentations. However, Investors and Citizens are including in this proxy statement/prospectus certain unaudited prospective financial information for Investors and Citizens that was made available to Investors’ financial advisors as described below (which we collectively refer to as the “prospective financial information”), as well as certain Wall Street equity research consensus estimates for Citizens that were used by Investors’ financial advisors. A summary of certain significant elements of this information is set forth below and is included in this proxy statement/prospectus solely for the purpose of providing Investors stockholders access to certain nonpublic information made available to Investors’ financial advisors and Citizens.

Investors and Citizens do not endorse the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by senior management of each of Investors and Citizens at the time such prospective financial information was prepared or approved for the use of Investors’ financial advisors. The prospective financial information represents each of Investors’ and Citizens’ senior management’s evaluation of Investors’ and Citizens’ respective expected future financial performance on a stand-alone basis, without reference to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Investors and Citizens operate and the risks and uncertainties described under “Risk Factors” beginning on page 25 of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23 of this proxy statement/prospectus and in the reports that Investors and Citizens file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Investors and Citizens and will be beyond the control of Citizens following the completion of the merger.

There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of each of Investors and Citizens could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Investors or Citizens or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Investors stockholders, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Investors or Citizens of the merger, and does not attempt to predict or suggest actual future results of Citizens following the completion of the merger or give effect to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”). Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Citizens would operate after the merger.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by Investors’ and Citizens’ respective management as described in this section. Neither KPMG LLP (Investors’ independent registered public accounting firm) nor Deloitte & Touche LLP (Citizens’ independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither KPMG LLP nor Deloitte & Touche LLP expresses an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The report by each of KPMG LLP and Deloitte & Touche LLP incorporated by reference in this proxy statement/prospectus relates to Investors’ and Citizens’ previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

Certain Stand-Alone Investors Prospective Financial Information Used by KBW

The following table presents select unaudited prospective financial data of Investors for the years ending December 31, 2021 through 2023 prepared by Investors’ management and provided to KBW that were used by KBW at the direction of Investors management in the financial analyses performed in connection with KBW’s opinion as described in “—Opinions of Investors’ Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 47.

(Dollars in millions, except per share data)	2021E	2022E	2023E
Net Income to Investors Common Stockholders	$299	$314	$344
Total Assets	N/A	$30,000	$32,000

For purposes of extrapolating Investors financial results, Investors senior management provided KBW with, among other things, an estimated long-term annual growth rate of 6.0% for Investors’ net income, 6.0% for Investors assets, an estimated pre-tax cost of cash of 1.00% and an estimated marginal tax rate of 28.0%, which were used by KBW at the direction of Investors management.

Certain Stand-Alone Citizens Prospective Financial Information Used by KBW

The following table presents the consensus Wall Street research estimates for Citizens’ 2022 net income available to Citizens common stockholders and earnings per share, which we refer to collectively as the Citizens street estimates, that were used by KBW at the direction of Investors management in the financial analyses performed in connection with KBW’s opinion as described in “The Merger—Opinions of Investors’ Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 47.

(Dollars in millions, except per share data)	2022E
Net Income to Citizens Common Stockholders	$1,790
Earnings Per Share	$4.48

For purposes of extrapolating Citizens financial results, Citizens senior management provided KBW with, among other things, an estimated long-term annual growth rate of 5.0% for Citizens’ net income, 3.0% for Citizens assets, an estimated pre-tax cost of cash of 1.00% and an estimated marginal tax rate of 25.9%, which were used by KBW at the direction of Investors management.

Certain Stand-Alone Investors Prospective Financial Information Used by Piper Sandler

The following table presents select unaudited prospective financial data of Investors prepared by Investors’ management and provided to by Piper Sandler, that were used by Piper Sandler at the direction of Investors management in the financial analyses performed in connection with Piper Sandler’s opinion as described in “The Merger—Opinions of Investors’ Financial Advisors—Opinion of Piper Sandler & Co.” beginning on page 60. The table also presents extrapolations for 2024 through 2025 based on assumptions provided by Investors senior management. For purposes of extrapolating Investors financial results, Investors senior management provided Piper Sandler with, among other things, estimated long-term annual growth rates of 6.0% for Investors’ net income and 6.0% for Investors’ assets.

(Dollars in millions, except per share data)	2021E	2022E	2023E	2024E	2025E
Net Income to Common Stockholders	$299	$314	$344	$365	$387
Diluted Earnings Per Share	$1.27	$1.37	$1.50	$1.59	$1.68
Total Assets	$28,331	$29,786	$31,904	$33,713	$35,630

Certain Stand-Alone Citizens Prospective Financial Information Used by Piper Sandler

The following table presents the consensus Wall Street research estimates for Citizens’ 2022 net income available to Citizens common stockholders and earnings per share, which we refer to collectively as the Citizens street estimates, that were used by Piper Sandler at the direction of Investors management in the financial analyses performed in connection with Piper Sandler’s opinion as described in “The Merger—Opinions of Investors’ Financial Advisors—Opinion of Piper Sandler & Co.” beginning on page 60. The table also presents extrapolations for 2023 through 2025 based on assumptions provided by Citizens senior management, which were used by Piper Sandler at the direction of Investors management. For purposes of extrapolating Citizens financial results, Citizens senior management provided Piper Sandler with, among other things, estimated long-term annual growth rate of 5.0% for Citizens’ net income.

(Dollars in millions, except per share data)	2022E	2023E	2024E	2025E
Net Income to Common Stockholders	$1,790	$1,880	$1,974	$2,072
Earnings Per Share	$4.48	$4.88	$5.33	$5.90

Certain Estimated Synergies Attributable to the Merger

Citizens management developed certain prospective financial information relating to the anticipated cost synergies to be realized by Citizens following the completion of the merger beginning in 2022, which was provided to KBW and Piper Sandler and approved by Investors for KBW’s and Piper Sandler’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this proxy statement/prospectus under “—Opinions of Investors’ Financial Advisors.”

The cost synergies consisted of fully phased-in estimated annual cost savings of approximately 30% of Investors’ 2021 operating expense, phased in approximately 56.0% in 2022 and 83.0% in 2023. The cost synergies assumed a hypothetical March 31, 2022 closing date for the merger.

See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.

General

The stand-alone prospective financial information for Citizens and Investors was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results Citizens will achieve if the merger is completed and is not intended to represent forecasted financial information for Citizens if the merger is completed.

By including in this proxy statement/prospectus a summary of the prospective financial information, none of Investors, Citizens or any of their advisors or other representatives have made or makes any representation to any person regarding the ultimate performance of Investors or Citizens compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither Investors nor Citizens undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of Investors, Citizens or their advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Investors or Citizens or other person regarding Investors’ or Citizens’ ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by Investors and its boards of directors and financial advisors in connection with the merger.

In light of the foregoing, and considering that the Investors special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Investors stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review Investors’ and Citizens’ most recent SEC filings for a description of their respective reported financial results and the financial statements of Investors and Citizens incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 144. The prospective financial information summarized in this section is not included in this proxy statement/prospectus in order to induce any holder of Investors common stock to vote in favor of the Investors merger proposal or any of the other proposals to be voted on at the Investors special meeting.

Interests of Investors’ Directors and Executive Officers in the Merger

In considering the recommendation of Investors’ board of directors with respect to the merger, Investors’ stockholders should be aware that the executive officers and directors of Investors and Investors Bank have certain interests in the merger that may be different from, or in addition to, the interests of Investors stockholders generally. Investors’ board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Investors vote to adopt the merger proposal.

Treatment of Stock Options

Certain executive officers hold outstanding options to purchase shares of Investors common stock granted under the Investors Equity Plans. The Investors Equity Plans, including the number of shares of Investors common stock reserved thereunder, have been previously approved by stockholders of Investors.

The merger agreement provides that, at the effective time, each option to purchase Investors common stock under the Investors Equity Plans outstanding immediately prior to the effective time will be converted into an option to purchase shares of Citizens common stock in an amount equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Investors common stock subject to such Investors stock option immediately prior to the effective time and (ii) the sum of (A) 0.297 shares of common stock of Citizens and (B) the quotient obtained by dividing (x) $1.46 by (y) the volume weighted price of shares of Citizens common stock quoted on the NYSE on each of the last twenty (20) trading days ending on the day which is the fifth (5th) trading date immediately preceding the date that the effective time occurs (the “Investors Equity Award Exchange Ratio”), at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Investors common stock of such Investors stock option immediately prior to the effective time divided by (ii) the Investors Equity Award Exchange Ratio; provided, however, that the exercise and number of shares of Citizens common stock purchasable pursuant to the Investors stock options shall be determined, as applicable, in a manner consistent with the relevant requirements of the Code as set forth in the merger agreement. Except as otherwise provided, the Investors stock options that have been converted into Citizens stock options will be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Investors stock options immediately prior to the effective time.

The following table reflects the number of Investors stock options held by each executive officer and director as of July 28, 2021, the date that the merger agreement was executed, without regard to any subsequent exercise of Investors stock options pursuant to the terms of the awards, prior to the effective time. The estimated value of the Investors stock options is based on (i) a share price equal to the average closing market price of Investors common stock over the first five (5) business days following the first public announcement of the merger beginning on July 29, 2021 for a per share merger consideration of $13.88, net the applicable exercise price for the stock options, multiplied by (ii) the total number of shares subject to each stock option award. As of the date of the merger agreement, July 28, 2021, 529,635 stock options held by the named executive officers were unvested and none of the non-employee directors held any stock options.

Name	Investors Stock Options (#)	Weighted-Average Exercise Price ($)	Aggregate Stock Option Value ($)
Kevin Cummings	525,120	12.54	703,661
Domenick Cama	420,096	12.54	562,929
Richard Spengler	713,333	12.54	955,866
Paul Kalamaras	713,333	12.54	955,866
Sean Burke	626,666	12.54	839,732

Treatment of Restricted Stock

Certain executive officers hold shares of Investors restricted stock granted under the Investors Equity Plans. Under the merger agreement, at the effective time, each outstanding share of Investors common stock subject to a restricted stock award under the Investors Equity Plans will be converted into a number of restricted shares of Citizens common stock equal to the Investors Equity Award Exchange Ratio. Except as specifically provided in the merger agreement, following the effective time, each such converted restricted stock award will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Investors restricted stock award immediately prior to the effective time.

The following table sets forth the number of shares of Investors restricted stock held by each named executive officer of Investors and Investors Bank as of July 28, 2021, the date the merger agreement was executed, and is expected to remain unvested as of the assumed merger closing date of January 1, 2022. The estimated value of the Investors restricted stock is based on (i) a share price equal to the average closing market price of Investors common stock over the first five (5) business days following the first public announcement of the transaction beginning on July 29, 2021 for a per share merger consideration of $13.88, multiplied by (ii) the total number of shares subject to each Investors restricted stock award. As of the date of the merger agreement, none of the non-employee directors held shares of Investors restricted stock.

Name	Unvested Investors Restricted Stock Awards (#)	Aggregate Restricted Stock Award Value ($)
Kevin Cummings	126,588	$1,757,041
Domenick Cama	101,270	1,405,628
Richard Spengler	69,143	959,705
Paul Kalamaras	69,143	959,705
Sean Burke	58,000	805,040

Employment Agreements with Certain Executive Officers

Investors Bank previously entered into employment agreements with Kevin Cummings, Chairman and Chief Executive Officer, Domenick Cama, President and Chief Operating Officer, Richard Spengler, Senior Executive Vice President and Chief Lending Officer, Paul Kalamaras, Senior Executive Vice President and Chief Risk Officer, and Sean Burke, Executive Vice President and Chief Financial Officer (each, a “named executive officer”). Pursuant to the merger agreement, Citizens has agreed to honor in accordance with their terms all benefits payable under these employment agreements, which provide certain benefits in the event the named executive officer’s employment is terminated under specified circumstances, including following a change in control, such as the merger. Each employment agreement has an initial three (3)-year term that automatically renews for an additional one (1)-year on each anniversary of the effective date of the agreement, unless notice of non-renewal has been delivered.

If, at any time following a “change in control” occurring during the term of the employment agreement (i) a named executive officer’s employment is terminated without “cause,” (as defined in the employment agreements) or (ii) the named executive officer terminates employment for any reason (or, in the case of Mr. Burke, for the reasons set forth in Section 6(a)(ii) of his employment agreement) (referred to herein as a “qualifying termination”), each executive officer is entitled to the following payments and benefits:

•

Severance Payment. A cash severance payment equal to three (3) times the sum of the named executive officer’s (1) base salary; and (2) highest annual cash bonus paid to the named executive officer with respect any of the three (3) years prior to the date of termination.

•

Continued Insurance Coverage. The named executive officer is entitled to continued medical, dental and life insurance coverage, at Investors’ sole expense and at the same level maintained for the named executive officer immediately prior to the executive’s termination, for three (3) years, or payout of the value of such benefits in cash.

•

SERP Enhancement. Additionally, the named executive officer is entitled to the excess, if any, of the present value of the benefits he would be entitled to under any defined benefit pension plan maintained by Investors or Investors Bank if he had continued working for Investors and Investors Bank for thirty-six (36) months following termination over the present value of the benefits to which he is actually entitled as of the date of termination, payable within sixty (60) days following the named executive officer’s date of termination.

The cash severance payment is generally payable in a lump sum payment as of the named executive officer’s date of termination, except to the extent that the payment is delayed to comply with Section 409A of the Code, and then any portion delayed will be paid in a lump sum on the first day of the seventh (7th) month following the named executive officer’s separation from service.

The employment agreements for Messrs. Cummings and Cama provide that, in the event that any termination payments are determined to be “excess parachute payments” under Section 280G of the Code, such named executive officer will be entitled to an additional payment to indemnify the executive officer for any excise taxes, penalties, or additional taxes so that the executive officer would receive the amount he would have received without the imposition of any excise taxes, penalties or additional taxes.

The employment agreements for Messrs. Spengler, Kalamaras and Burke provide that the payments thereunder would be reduced by the minimum amount necessary to avoid penalties with respect to Sections 280G and 4999 of the Code, but only if such reduction would result in a greater net after-tax benefit to the named executive officer.

It is anticipated that Messrs. Cama and Spengler will continue as employees of Citizens following the effective time; however, Citizens has agreed that the severance payments provided for under Messrs. Cama’s and Spengler’s current employment agreements will be held in a rabbi trust established and funded by Investors immediately prior to the effective time. Such amounts will be payable to Messrs. Cama and Spengler, respectively, upon their terminations of employment with CBNA.

The non-competition and non-solicitation covenants contained in the employment agreements do not apply in the event of termination of employment after a change in control (such as the merger).

Assuming the merger is consummated, certain named executive officers may experience a qualifying termination of employment on January 1, 2022. For an estimate of the amounts payable to Messrs. Cummings, Cama, Spengler, Kalamaras and Burke under their employment agreements in connection with a qualifying termination of employment following the merger, see “—Merger-Related Compensation for Investors’ Named Executive Officers” below.

Supplemental Executive Retirement and Other Deferred Compensation Arrangements for Executive Officers

Investors maintains the Supplemental ESOP and Retirement Plan, which consists of a pension portion (referred to as “SERP I”) and a defined contribution portion (referred to as the “Supplemental ESOP”), and the Executive Supplemental Retirement Wage Replacement Plan, which was designed to provide a pension retirement benefit and was frozen effective as of the close of business on December 31, 2016 (“SERP II” and together with the Supplemental ESOP, the “SERP Plans”). The benefits payable to the named executive officers under the SERP Plans are fully vested without regard to the merger.

Employee Stock Ownership Plan

The Investors Bank Employee Stock Ownership Plan (the “ESOP”) is a tax-qualified plan that covers substantially all of the employees of Investors Bank who have attained age 21 and completed 1,000 hours of service. The ESOP received a loan from Investors, the proceeds of which were used to acquire shares of Investors common stock for the benefit of ESOP participants. The ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, using contributions received from Investors Bank. Prior to the effective time, the outstanding ESOP loan will be repaid by the ESOP by delivering a sufficient number of unallocated shares of Investors common stock to Investors. Any unallocated shares remaining in the ESOP suspense account (after the repayment of the outstanding loan) will be allocated to the active plan participants pro rata as earnings. As of the effective time, the ESOP will be terminated and all allocated shares of common stock held by the ESOP will be converted into the merger consideration.

As a result of the foregoing, Investors’ named executive officers, as well as other employees who participate in the ESOP, will receive a benefit in connection with the ESOP’s termination to the extent that the stock price of Investors common stock multiplied by the number of shares held in the suspense account exceeds the outstanding loan used to acquire those shares.

For an estimate of the additional benefits that Investors’ named executive officers would receive upon the effective time, see “—Merger-Related Compensation for Investors’ Named Executive Officers” below. Based on account levels as of July 28, 2021, and a stock price of $13.88, which is the average closing price of Investors common stock over the first five (5) business days following the first public announcement of the merger beginning on July 29, 2021, the estimated value of the additional benefits that the named executive officers would receive, as a group, is approximately $1.7 million.

New Arrangements with Investors Executive Officers

In connection with the execution of the merger agreement, Investors entered into a non-competition and a non-solicitation agreement with Kevin Cummings. Pursuant to the non-competition and non-solicitation agreement, Mr. Cummings will receive a $9,500,000 cash payment on or immediately prior to the closing date and for a three (3)-year period following the closing of the merger he will be prohibited from competing with Investors and Investors Bank (including Citizens and CBNA as successors) within twenty-five (25) miles of any existing branch of Investors Bank, any subsidiary of Investors or within twenty-five (25) miles of any office for which Investors Bank, Investors or a bank subsidiary of Investors has filed an application for regulatory approval to establish an office as of termination. Mr. Cummings will not be permitted to work for or advise, consult or otherwise serve with, directly or indirectly, any entity whose business materially competes with the depository, lending or other business activities of Investors or Investors Bank, any business, division or subsidiary of Investors (including Citizens and CBNA as their successors). In addition, Mr. Cummings is prohibited from soliciting employees and customers for the three (3)-year period following closing of the merger.

Additionally, Investors has agreed to pay Messrs. Cama, Spengler, Kalamaras and Burke transaction cash bonuses in the amounts of $1,500,000, $500,000, $1,000,000 and $1,000,000, respectively, payable in connection with closing of the merger.

Continued Employment of Messrs. Cama and Spengler By Citizens

CBNA has entered into new employment agreements with Messrs. Cama and Spengler. Each agreement is for a term of two (2) years, commencing on the effective date of the merger and expiring upon the second anniversary of the closing of the merger, and provides an annual base salary of $725,000 for Mr. Cama and $480,000 for Mr. Spengler. For each of the first two (2) performance years following the closing of the merger, each of Messrs. Cama and Spengler will receive a guaranteed bonus in the amounts of $1,075,000 for Mr. Cama and $504,000 for Mr. Spengler, provided that each of Messrs. Cama and Spengler remains continuously employed with CBNA through the last day of the applicable performance year. In addition, the agreements provide for participation in employee benefit programs, paid time off and reimbursements as are made available to similarly situated employees of CBNA. Mr. Cama’s agreement includes a payment of $4,500,000, payable as soon as reasonably practicable following the closing (but no later than CBNA’s first payroll date following the closing), in consideration for non-competition and non-solicitation covenants which will apply for three (3) years following Mr. Cama’s termination of employment. Mr. Spengler’s agreement includes a $500,000 retention bonus which shall be paid as soon as reasonably practicable following the closing (but no later than Citizen Bank’s first payroll date following the closing). Upon termination without cause (as defined in the employment agreements), each of Messrs. Cama and Spengler will be entitled to a lump sum cash amount equal to twenty-six (26) weeks of base salary.

Directors’ and Officers’ Indemnification; Directors’ and Officers’ Insurance

Under the merger agreement, each present and former director and officer of Investors or any of its subsidiaries is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring at or prior to the effective time of the merger. The obligation to indemnify includes the obligation to advance expenses incurred in connection with the defense of any actions. For additional information, see “The Merger Agreement—Indemnification and Insurance” beginning on page 106.

Membership on the Board of Directors of Citizens and CBNA

As of the effective time, two (2) directors of Investors, Kevin Cummings and Michele N. Siekerka, will be appointed to the board of directors of Citizens and CBNA. For additional information, see “The Merger—Governance of Citizens After the Merger” beginning on page 83.

In addition, and in a letter to Mr. Cama, Citizens has stated that following Mr. Cama’s two (2)-year employment service with Citizens, he will be eligible for consideration for appointment to the board of directors of Citizens and CBNA. Moreover, in the event that Mr. Cummings chooses to terminate his service on the board of directors of Citizens and CBNA upon his 70th birthday in January 2025, and in order to assure Investors’ continuity on the Citizens and CBNA boards of directors, Mr. Cama will be given serious consideration for appointment to fill the vacancy created by Mr. Cummings’ departure, subject to a satisfactory evaluation by the Nomination and Corporate Governance Committee of Citizens.

Merger-Related Executive Compensation for Investors’ Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Investors’ named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of Investors common stock, as described in the section entitled “Information About the Special Meeting” beginning on page 31.

The following table sets forth the amount of payments and benefits that each of Investors’ named executive officers would receive as a result of the merger, based on the following assumptions:

(1) the effective time is January 1, 2022;

(2) each named executive officer experiences a qualifying termination of employment on January 1, 2022;

(3) the named executive officer’s base salary rate and the expected annual bonus remain unchanged from those in effect as of the date of this proxy statement/prospectus; and

(4) a price per share of $13.88, the average closing market price of Investors common stock over the first five (5) business days following the public announcement of the merger.

As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
Kevin Cummings	$22,837,802	$1,932,956	$139,049	$821,999	$25,731,806
Domenick Cama	13,504,385	1,546,360	139,049	821,999	16,011,793
Richard Spengler	4,030,300	1,096,256	115,938	734,474	5,976,968
Paul Kalamaras	3,855,918	1,096,256	12,348	382,563	5,347,085
Sean Burke	3,921,251	925,001	169,344	101,525	5,117,121

(1)

As described above, the cash payments to each of the Investors named executive officers payable consist of (a) for all named executive officers pursuant to their employment agreements, (A) a lump sum payment equal to three (3) times the sum of (i) base salary and (ii) the highest annual bonus for the preceding three (3) years, and (B) a lump sum payment equal to the excess, if any, of the present value of the benefits the named executive officer would be entitled to under any defined benefit pension plan maintained by Investors Bank or Investors if he had continued working for Investors and Investors Bank for thirty-six (36) months following termination over the present value of the benefits to which he is actually entitled as of the date of termination; (b) for Messrs. Cama, Spengler, Kalamaras, and Burke, a transaction bonus paid in the form of a lump sum cash payment payable upon the effective time; (c) for Messrs. Cummings and Cama, a lump sum cash payment in consideration for entering into three (3)-year non-competition and non-solicitation covenants; and (d) for Mr. Spengler, a retention bonus under the employment agreement by and between CBNA and Mr. Spengler payable in a lump sum cash payment as soon as practicable following the effective time. The payments described in clause (a) are “modified single trigger” payments with respect to Messrs. Cummings, Cama, Spengler and Kalamaras because the payments may be triggered due to the named executive officer’s voluntary resignation for any reason following the merger and “double trigger” with respect to Mr. Burke because the payment is contingent Mr. Burke’s involuntary termination from employment or voluntary resignation for the reasons set forth in his employment agreement following the merger. The payments described in clauses (b), (c) and (d) are “single trigger” payments because they are payable solely as a result of, or in connection with, the merger.

Set forth below are the separate values of each of payments described in clauses (a), (b), (c) and (d) above.

Name	(a)	(b)	(c)	(d)
Kevin Cummings	$13,337,802	$—	$9,500,000	$—
Domenick Cama	7,504,385	1,500,000	4,500,000	—
Richard Spengler	3,030,300	500,000	—	500,000
Paul Kalamaras	2,855,918	1,000,000	—	—
Sean Burke	2,921,251	1,000,000	—	—

(2)

All unvested restricted stock and stock options awarded to the named executive officers will become vested upon the named executive officer’s qualifying termination event following the change in control, as determined under the applicable Investors Equity Plan (i.e., a “double-trigger vesting” because the vesting is contingent upon a qualifying termination event at or following the merger). Set forth below are the values of the named executive officer’s unvested equity awards, based on a per share price of $13.88 of each type of equity-based award that would become vested and be settled in connection with the merger.

Name	Restricted Stock	Stock Options
Kevin Cummings	$1,757,041	$175,915
Domenick Cama	1,405,628	140,732
Richard Spengler	959,705	136,551
Paul Kalamaras	959,705	136,551
Sean Burke	805,040	119,961

(3)

This column represents the estimated present value of the cost of providing continued medical and life insurance coverage for each named executive officer for three (3) years pursuant to each named executive officer’s employment agreement. Present values were calculated using 120% of the applicable federal rate (compounded semi-annually), as published by the Internal Revenue Service for October 2021, and assuming a 10% annual increase in the cost of insurance premiums. The estimated amounts in this column also assume that the benefits will be provided in-kind.

(4)

This column represents the estimated dollar value of additional allocations to the named executive officers in connection with the termination of the ESOP and repayment of the outstanding ESOP loan balance at closing. Following the repayment of the ESOP loan with unallocated shares, the remaining shares in the ESOP suspense account will be exchanged for the merger consideration and will be allocated to all eligible employees, including the named executive officers, as earnings of the ESOP based on the eligible employee’s account balance. The estimated dollar value attributable to each named executive officer as set forth above is based on a number of assumptions that may or may not be accurate at the closing of the merger, including that eligible participants who are currently employed by Investors Bank remain employed by Investors Bank through the merger closing date and the merger consideration value is $13.88.

Citizens’ Reasons for the Merger

In evaluating the potential acquisition of Investors and in reaching its unanimous decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Citizens board consulted with Citizens management, as well as its financial and legal advisors, and considered a number of factors, including the following:

•	each of Citizens’ and Investors’ business, operations, financial condition, asset quality, earnings, markets and prospects;

•

the strategic rationale for the merger, including Citizens’ entry into the New Jersey market, an enhanced leadership position in the greater Philadelphia Metro area and solidified presence in the NY Metro market;

•	the complementary footprints of Citizens and Investors and the resulting expansion of Citizens’ banking markets;

•

the expanded possibilities for growth that would be available to Citizens, given its expanded suite of product offerings, larger capital and deposit base, and broader footprint, including an increased presence in the NYC Metro market;

•

the compatibility of Citizens’ and Investors’ cultures and credit philosophies, including their shared commitment to local communities and the expectation that following the completion of the merger there will be an increase in Citizens’ lending to low- to middle-income borrowers, small businesses and community development activities, along with an increase in Citizens’ direct philanthropy;

•	the complementary nature of the products, customers and markets of the two companies, which Citizens believes should provide the opportunity to mitigate risks and increase potential returns;

•	the complementary nature of the deposit and lending profiles of the branches to be acquired in Citizens’ pending transaction with HSBC Bank U.S.A., N.A., on the one hand, and Investors, on the other;

•

the anticipated pro forma financial impact of the merger on Citizens, including immediate earnings per share accretion, as well as positive impact on earnings, return on equity, asset quality, liquidity and regulatory capital levels;

•	the expectation of cost synergies resulting from the merger;

•

the expectation that the merger will offer potentially significant revenue synergies across multiple business lines and the fact that such revenue synergies were identified but not included in the financial analysis;

•	its review and discussions with Citizens’ senior management concerning Citizens’ due diligence examination of, among other areas, the businesses, operations and risk of Investors;

•

the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Investors stockholders as a result of possible increases or decreases in the trading price of Investors or Citizens stock following the announcement of the merger, which the Citizens board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	its review with Citizens’ outside legal counsel of the material terms of the merger agreement, including the representations, warranties, covenants, deal protection and termination provisions;

•	its expectation that the required regulatory approvals could be obtained in a timely fashion; and

•

the fact that Mr. Van Saun would continue to serve as the Chairman and Chief Executive Officer of Citizens and the governance structure for Citizens following the completion of the merger, including the fact that two Investors directors will join Citizens’ board of directors upon the closing.

The Citizens board also considered a number of potential risks and uncertainties in evaluating the potential acquisition of Investors and in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated thereby, including the following:

•

the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Citizens and Investors operate businesses;

•

the costs to be incurred in connection with the merger and the integration of Investors’ business into Citizens and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Citizens and Investors;

•	the risk of losing key Citizens’ or Investors’ employees during the pendency of the merger and following the closing;

•	the possible diversion of management focus and resources from the operation of Citizens’ business while working to implement the transaction and integrate the two companies;

•

the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Citizens common stock or Investors common stock, the value of the shares of Citizens common stock to be issued to Investors stockholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•

the risk that the regulatory and other approvals required in connection with the merger and the bank merger may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Citizens following the completion of the merger;

•	the potential risk of diverting management attention and resources towards the completion of the merger and the integration of Investors;

•	the possibility of litigation challenging the merger;

•	the potential effect of the COVID-19 pandemic on the completion, timing or benefits of the merger; and

•

the other risks described under “Risk Factors” beginning on page 25, and the risks of investing in Investors common stock identified in the “Risk Factors” sections of Investors’ periodic reports filed with the SEC and incorporated by reference herein.

Citizens’ board of directors approved the merger agreement after Citizens’ senior management discussed with the board of directors a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Investors. Citizens’ board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. Citizens’ board of directors viewed its position as being based on all the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

It should be noted that this explanation of the Citizens board of directors’ reasoning and all other information presented in this section is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

Governance of Citizens After the Merger

The merger agreement provides that, prior to the effective time, the board of directors of Citizens will take all actions necessary so that Kevin Cummings and Michele N. Siekerka, both of whom are current directors on the Investors board, immediately prior to the effective time will be appointed to the Citizens board as of the effective time. Upon appointment to the Citizens board, Kevin Cummings and Michele N. Siekerka will also join the board of directors of CBNA effective as of the effective time, and Citizens, through the Citizens board and subject to the Citizens board’s fiduciary duties to the stockholders of Citizens, will take all necessary action to nominate such directors for election to the Citizens board in the proxy statement relating to the first annual meeting of the stockholders of Citizens following the effective time.

Regulatory Approvals

To complete the merger and the bank merger Citizens and Investors must obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory authorities, including the Federal Reserve Board and the OCC. Notifications relating to the merger and the bank merger will, and other applications requesting approval may, also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Citizens and Investors agreed to cooperate and use their respective reasonable best efforts to prepare and file, and in the case of Citizens cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or governmental authorities in order to consummate the merger, the bank merger or any of the other transactions contemplated in the merger agreement. However, neither Citizens nor any of its subsidiaries is required under the merger agreement to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have a material adverse effect on Citizens (measured on a scale relative to Investors) or a material adverse effect on Investors, in connection with obtaining such regulatory approvals.

Citizens and Investors believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals, including factors not known as of the date of this proxy statement/prospectus and factors that may arise in the future; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Citizens following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board and the OCC

The merger is subject to the approval of the Federal Reserve Board pursuant to section 3 of the BHC Act with respect to the merger and the bank merger is subject to the approval of the OCC pursuant to section 18(c)(2)(B) of the Federal Deposit Insurance Act (the “Bank Merger Act”). The Federal Reserve Board and the OCC take into consideration a number of factors when acting on applications under section 3 of the BHC Act and the Bank

Merger Act, respectively. These factors include the effect of the merger on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal stockholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board and the OCC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Neither the Federal Reserve Board nor the OCC may approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

In considering an application under section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board and the OCC each also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board and the OCC must also take into account the record of performance of each of Citizens and Investors in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board and the OCC each frequently receive protests from community groups and others. In their most recent CRA performance evaluations, CBNA received an overall “outstanding” regulatory rating and Investors Bank received an overall “satisfactory” regulatory rating, respectively.

In addition, in connection with an interstate merger and bank merger transaction, the Federal Reserve Board and the OCC each consider certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company or bank, as the case may be, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the OCC may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the relevant application for such transaction is filed, and it determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.

Transactions approved by the Federal Reserve Board generally may not be completed until thirty (30) days after the approval of the Federal Reserve Board is received, during which time the Department of Justice, which we refer to as the “DOJ,” may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Furthermore, the BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the OCC. Each of the Federal Reserve Board and the OCC takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. Each of the Federal Reserve Board and the OCC is also authorized to hold one (1) or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review.

The initial submission of the applications to the Federal Reserve Board and the OCC occurred on September 2, 2021.

New Jersey Department of Banking and Insurance

Citizens submitted a notice filing to the NJDOBI on September 3, 2021, setting forth the name of Investors Bank as the New Jersey state-chartered bank that will be merged with and into CBNA and the projected effective date of the merger, along with other information requested by the NJDOBI. Citizens will not be required to submit an application to the NJDOBI in connection with the bank merger.

Accounting Treatment

Citizens prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. Citizens will be treated as the acquirer for accounting purposes.

NYSE Listing

The shares of Citizens common stock to be issued in the merger will be listed for trading on the NYSE.

Delisting and Deregistration of Investors Common Stock

If the merger is completed, Investors common stock will be delisted from the NASDAQ and deregistered under the Exchange Act, and Investors will no longer be required to file periodic reports with the SEC with respect to Investors common stock.

Litigation Relating to the Merger

On September 30, 2021, a complaint captioned Vito Sacco v. Investors Bancorp, Inc. et al., Case No. 1:21-cv-08112, was filed by a purported stockholder of Investors in the U.S. District Court for the Southern District of New York. The complaint names Investors and the Investors board of directors as defendants. The complaint alleges, among other things, that the defendants violated Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by purportedly making or causing to be made materially misleading and/or incomplete statements relating to the proposed merger and the process leading up to the proposed merger in the registration statement filed with the SEC. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger or awarding of rescissory damages if the merger is completed, a direction that the individual defendants disseminate a registration statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and an award to plaintiff for the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. Citizens and Investors believe the claims asserted in the lawsuit are without merit.

On September 30, 2021, a complaint captioned George Fradelakis v. Investors Bancorp, Inc. et al., Case No. 2:21-cv-17907-MCA-JSA, was filed by a purported stockholder of Investors in the U.S. District Court for the District of New Jersey. The complaint names Investors and the Investors board of directors as defendants. The complaint alleges, among other things, that the defendants violated Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by purportedly making or causing to be made materially misleading and/or incomplete statement relating to the proposed merger and the process leading up to the proposed merger in the registration statement filed with the SEC. The complaint seeks, among other relief, an injunction preventing the closing of the merger, a direction that the defendants account to plaintiff for damages sustained because of the items described in the complaint, and an award to plaintiff for the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. Citizens and Investors believe the claims asserted in the lawsuit are without merit.

On October 4, 2021, a complaint captioned Robert Lowinger v. Investors Bancorp, Inc. et al., Case No. 1:21-cv-05491, was filed by a purported stockholder of Investors in the U.S. District Court for the Eastern District of

New York. The complaint names Investors and the Investors board of directors as defendants. The complaint alleges, among other things, that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by purportedly making or causing to be made materially misleading and/or incomplete statements relating to the proposed merger and the process leading up to the proposed merger in the registration statement filed with the SEC. The complaint seeks, among other relief, an injunction preventing the closing of the merger and any vote on the merger, a direction that the defendants account to plaintiff for damages sustained because of the items described in the complaint, and an award to plaintiff for the costs of the action, including a reasonable allowance for attorneys’ and experts’ fees. Citizens and Investors believe the claims asserted in the lawsuit are without merit.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. Citizens and Investors intend to defend vigorously against the pending lawsuits described above and any other future lawsuits filed against them challenging the merger.

APPRAISAL RIGHTS

If the merger is consummated, Investors stockholders who have complied with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their shares of Investors common stock, which we refer to in this section as Investors shares, and receive in lieu of the merger consideration a cash payment equal to the “fair value” of their Investors shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL, as further described herein. Such appraised value may be greater than, the same as, or less than, the merger consideration. Any Investors stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights and is encouraged to consult personal legal counsel.

THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX D AND IS INCORPORATED BY REFERENCE HEREIN. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT INVESTORS STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Section 262 of the DGCL, if the merger is consummated, holders of record of Investors shares immediately prior to the effective time who (i) do not cast their vote in favor of the merger proposal, (ii) continuously hold their Investors shares through the effective time and (iii) comply with all of the procedures set forth in Section 262 of the DGCL will be entitled to have their Investors shares appraised by the Court of Chancery and to receive in lieu of the merger consideration, a cash payment equal to the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, on the amount determined to be the fair value, as determined by such court and subject to Section 262 of the DGCL, as further described herein.

Under Section 262 of the DGCL, Investors is required not less than twenty (20) days before the special meeting to notify each of the holders of Investors shares who is entitled to exercise appraisal rights that appraisal rights are available for any or all of such Investors shares, and is required to include in such notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes a formal notice of appraisal rights under Section 262 of the DGCL, and the full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex D. Any holder of Investors shares who wishes to exercise such appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex D carefully because failure to comply exactly with all of the procedures specified may result in a termination or loss of appraisal rights under Section 262 of the DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Investors shares with certain limited exceptions. Stockholders who are the beneficial owners but not the holders of record of Investors shares (such as Investors shares held in the name of a bank, broker or other nominee) and who wish to demand appraisal of their Investors shares held beneficially but not of record, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO COMPLY EXACTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the record stockholder must do ALL of the following:

•	NOT vote such Investors shares “FOR” the merger proposal;

•

deliver a written demand for appraisal of such Investors shares that complies with Section 262 of the DGCL before the vote is taken on the merger proposal at the special meeting, to Investors Bancorp, Inc., Attn: Brian F. Doran, Corporate Secretary, 101 John F. Kennedy Parkway, Short Hills, New Jersey 07078, which demand must reasonably inform Investors of the identity of the stockholder and that the stockholder is demanding appraisal; and

•	continuously hold of record such Investors shares through the effective time.

Any stockholder who votes “FOR” the merger proposal will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the merger consideration in respect of its Investors shares, subject to the terms and conditions of the merger agreement.

The right to appraisal will be terminated or lost unless it is perfected by complying with all of the procedures set forth in Section 262 of the DGCL, the text of which is set forth in full in Annex D hereto. A separate written demand for appraisal must be properly executed by the record stockholder and delivered to Investors as described herein.

Written Demand by the Record Holder

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Investors shares to cause the record holder of such Investors shares to demand an appraisal of such Investors shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should reasonably inform Investors of the identity of the stockholder and that the stockholder is demanding appraisal. If such Investors shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if such Investors shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

Filing a Petition for Appraisal

Within one hundred twenty (120) days after the effective time, any holder of Investors shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Court of Chancery, demanding a determination of the fair value of such Investors shares. Accordingly, any Investors stockholder who wishes to perfect such stockholder’s appraisal rights should initiate all necessary action to perfect her, his or its appraisal rights within the time and in the manner prescribed in Section 262 of the DGCL. Notwithstanding the foregoing, at any time within sixty (60) days after the effective time, any Investors stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party can withdraw her, his or its demand for appraisal and accept the merger consideration.

Within one hundred twenty (120) days after the effective time, any holder of Investors shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from

Citizens a statement setting forth the aggregate number of Investors shares not voted in favor of the merger proposal with respect to which demands for appraisal have been received and the aggregate number of holders of such Investors shares. Citizens must mail this statement to the requesting stockholder within ten (10) days after receipt of the written request for such a statement or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Investors shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition seeking appraisal or request from Citizens the foregoing statements. As noted, however, the demand for appraisal can only be made by a holder of record.

If a petition for an appraisal is timely filed with the Court of Chancery by an Investors stockholder, service of a copy thereof must be made upon Citizens, which will then be obligated within twenty (20) days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (referred to as the Register in Chancery) a duly verified list containing the names and addresses of all Investors stockholders who have demanded payment for their Investors shares and with whom agreements as to the value of their Investors shares have not been reached. The Register in Chancery, if so ordered by the Court of Chancery, must give notice of the time and place fixed for the hearing of such petition to Citizens and all of the stockholders shown on such duly verified list in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those Investors stockholders who have complied with Section 262 of the DGCL and who have become entitled to exercise appraisal rights thereunder. The Court of Chancery may require the Investors stockholders who have demanded appraisal of their Investors shares to submit their stock certificates representing Investors shares to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such Investors stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the stockholders entitled to appraisal, the Court of Chancery will appraise the “fair value” of the Investors shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except with respect to advance payments described below, interest on the amount determined to be the fair value must accrue from the effective time through the date of payment of the judgment, must be compounded quarterly, and must accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Citizens may pay to each stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such holder of Investors shares), in which case interest must accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Investors shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. Citizens is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Investors shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the merger consideration. In determining “fair value,” the Court of Chancery must take into account all relevant factors.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of an Investors stockholder, the Court may also order that all or a portion of the expenses incurred by an Investors stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Investors shares entitled to be appraised. Absent such an order, each party is responsible for her, his or its own expenses.

From the effective time, no stockholder who has demanded appraisal rights in compliance with Section 262 of the DGCL will be entitled to vote such Investors shares for any purpose or to receive payment of dividends or other distributions on any Investors shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the effective time).

If any Investors stockholder who demands appraisal of such stockholder’s Investors shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Investors shares of such stockholder will be deemed converted at the effective time into the right to receive the merger consideration, without interest thereon, subject to any taxes required to be withheld under applicable law and follow the applicable exchange procedures in order to receive payment of the merger consideration.

If no petition for an appraisal is filed, or if the Investors stockholder delivers to Citizens a written withdrawal of the demand for an appraisal and acceptance of the merger consideration, either within sixty (60) calendar days after the effective time or thereafter with the written approval of Citizens, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any Investors stockholders, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court of Chancery deems just; provided, however, that such requirement will not affect the right of any Investors stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the merger within sixty (60) calendar days after the effective time.

If you wish to exercise your appraisal rights, you must not vote your shares in favor of the merger proposal, and you must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Investors stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Investors stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex D to this proxy statement/prospectus and is incorporated herein by reference.

FAILURE TO COMPLY EXACTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Citizens or Investors. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Citizens and Investors make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Investors and Citizens contained in this proxy statement/prospectus or in the public reports of Investors and Citizens filed with the SEC may supplement, update or modify the factual disclosures about Investors and Citizens contained in the merger agreement. The merger agreement contains representations and warranties by Investors, on the one hand, and by Citizens, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Investors and Citizens were qualified and subject to important limitations agreed to by Investors and Citizens in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Investors and Citizens each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Investors or Citizens at the time they were made or otherwise.

Structure of the Merger

Each of Citizens’ and Investors’ respective boards of directors has unanimously approved the merger agreement and declared it advisable. Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, Investors will merge with and into Citizens, with Citizens as the surviving corporation in the merger. Promptly following the merger, Investors Bank will merge with and into CBNA, with CBNA as the surviving bank.

Merger Consideration

Each share of Investors common stock issued and outstanding immediately prior to the effective time (other than exception shares) will be converted into the right to receive 0.297 shares of Citizens common stock and $1.46 in cash.

If, after the date of the merger agreement and prior to the effective time, the issued and outstanding shares of Citizens common stock are changed into a different number of shares or a different class by reason of any reorganization, recapitalization, reclassification, stock split, reverse stock split, stock dividend or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the exchange ratio and the merger consideration to provide the holders of Investors common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

Citizens will not issue any fractional shares of Citizens common stock in the merger. Instead, an Investors stockholder who otherwise would have received a fraction of a share of Citizens common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (a) the volume weighted price of Citizens common stock quoted on the NYSE on each of the last twenty (20) trading days ending on the fifth trading date immediately preceding the closing date by (b) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Citizens common stock that such holder would otherwise have been entitled to receive.

Effective Time, Effects of the Merger; Organizational Documents of the Surviving Corporation

Closing and Effective Time of the Merger

The merger will become effective at 11:59 p.m. New York time on the closing date, as specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware, which is referred to as the “effective time.” The closing will take place remotely by mutual electronic exchange of documents and signatures on (i) the first business day of the calendar month immediately following the calendar month during which occurs the date on which each of the conditions set forth in the merger agreement have been satisfied or waived; provided, that if the closing would otherwise be required to take place on the first business day of March, June, September or December, then the closing will instead take place on the first business day of the immediately following calendar month (i.e., April, July, October or January), or (ii) at such other time and place as Citizens and Investors may mutually agree.

Effect of Merger

The merger agreement provides for the merger of Investors with and into Citizens, with Citizens surviving the merger as the surviving corporation. We sometimes refer to Citizens following the merger as the “surviving corporation.”

As a result of the merger, there will no longer be any publicly held shares of Investors common stock. Investors stockholders will only participate in the surviving corporation’s future earnings and potential growth through their ownership of Citizens common stock. All of the other incidents of direct ownership of Investors common stock, such as the requirement to hold annual or special meetings of stockholders and the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Investors, will be extinguished upon completion of the merger. All of the properties, rights, privileges, powers and franchises of Investors will vest in the surviving corporation, and all debts, duties and liabilities of Investors will become the debts, liabilities and duties of the surviving corporation.

Organizational Documents of the Surviving Corporation

The charter and bylaws of Citizens as in effect immediately prior to the effective time will be the charter and bylaws of the surviving corporation.

Exchange and Payment Procedures

Immediately prior to the effective time, Citizens will deposit or cause to be deposited with an exchange agent designated by Citizens, for the benefit of the holders of shares of Investors common stock, sufficient cash and

Citizens common stock to be exchanged in accordance with the merger agreement, including the merger consideration, which amounts we refer to as the “exchange fund.” As promptly as practicable after the effective time, and in any event within five (5) business days thereafter, Citizens will cause the exchange agent to mail to each record holder of shares of Investors common stock, notice advising such holders of the effectiveness of the merger, including appropriate transmittal materials specifying that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates (or affidavits of loss in lieu thereof) and instructions for surrendering the certificates (or affidavits of loss in lieu thereof) to the exchange agent. Investors stockholders who properly surrender their certificates (or affidavits of loss in lieu thereof) or book entry shares to the exchange agent in accordance with the terms of such transmittal materials will receive for each Investors share 0.297 shares of Citizens common stock, $1.46 in cash plus any cash payable in lieu of any fractional shares of Citizens, and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. No interest will be paid or accrue on any merger consideration or cash in lieu of fractional shares.

Distributions with Respect to Unexchanged Shares

No dividends or other distributions in respect to Citizens common stock will be paid to any holder of any unsurrendered certificate (or affidavit of loss in lieu thereof) or book entry share that evidenced ownership of shares of Investors common stock until such holder properly surrenders such shares in accordance with the merger agreement. After such surrender, the holder will be entitled to receive the merger consideration, the fractional share cash amount to which such holder is entitled and any dividends or other distributions that have been payable or become payable with respect to the holder’s whole shares of Citizens common stock. No interest will be payable on the foregoing.

Transfers Following the Effective Time

At the closing date, the stock transfer books of Investors will be closed and there will be no further registration of transfers of shares of Investors common stock on the records of Investors, except for the cancellation of such shares in connection with the merger. From and after the effective time, the holders of certificates or book entry shares that evidenced ownership of shares of Investors common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares, except as otherwise provided for in the merger agreement or by applicable law. Any bona fide certificates or book entry shares presented to the exchange agent after the effective time will be canceled and exchanged in accordance with the merger agreement.

Termination of Exchange Fund

Any portion of the exchange fund that remains unclaimed by the stockholders of Investors for twelve (12) months following the effective time may be returned to the surviving corporation upon the surviving corporation’s request. Any former holders of Investors common stock who have not properly surrendered their shares may thereafter seek from Citizens the merger consideration payable in respect of such shares of Investors common stock, any cash payable in lieu of any fractional shares of Citizens and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. None of Citizens, Investors, the surviving corporation nor the exchange agent will be liable to any holder of shares of Investors common stock for any shares of Citizens common stock (or any related dividends or distributions) or cash from the exchange fund that is delivered in good faith to any public official pursuant to any applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of Investors common stock is lost, stolen or destroyed, upon the making of an affidavit of such fact by the person claiming the certificate to be lost, stolen or destroyed and, if required by Citizens, the posting by such person of a bond in such amount as Citizens may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for the lost, stolen or destroyed certificate the merger consideration, cash in lieu of fractional shares and any dividends or other distributions that have been payable or become payable in respect of the shares of Investors common stock represented by that certificate pursuant to the merger agreement.

Withholding Rights

Citizens will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash amounts payable pursuant to the merger agreement to any holder of Investors common stock such amounts as Citizens or the exchange agent is required to deduct or withhold under applicable tax laws, and any such withheld amounts that are paid to the appropriate taxing authorities will be remitted by Citizens to the applicable governmental authority and will be treated for purposes of the merger agreement as having been paid to the holder of Investors common stock from whom such amounts were deducted or withheld.

Treatment of Investors Equity Awards

Under the merger agreement, awards outstanding under Investors Equity Plans as of the effective time will be treated as follows:

Treatment of Investors Stock Options

At the effective time, subject to the terms and conditions of the merger agreement, each option to purchase shares of Investors common stock under 2015 Investors Equity Plan and 2006 Investors Equity Plan that is outstanding immediately prior to the effective time, whether vested or unvested, will, automatically and without any required action on the part of the holder, cease to represent an option to purchase shares of Investors common stock and be converted into an option to purchase a number of shares of Citizens common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Investors common stock subject to such Investors stock option immediately prior to the effective time and (y) the Investors equity award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Investors common stock of such Investors stock option immediately prior to the effective time divided by (B) the Investors equity award exchange ratio. Each Investors stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Investors stock option immediately prior to the effective time.

Treatment of Investors Restricted Stock Unit Awards

At the effective time, subject to the terms and conditions of the merger agreement, each outstanding share of Investors common stock subject to a restricted stock award under the 2015 Investors Equity Plan will, automatically and without any required action on the part of the holder, cease to represent a restricted stock award of Investors common stock and be converted into a number of restricted shares of Citizens common stock equal to the Investors equity award exchange ratio (rounded to the nearest whole number). Each such Citizens restricted stock unit award will be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Investors restricted stock unit award immediately prior to the effective time.

Representations and Warranties

The merger agreement contains representations and warranties made by Investors and Citizens. These include, among other things, representations relating to:

•	corporate matters, including due organization, valid existence and qualification;

•	capitalization;

•	authority to execute, deliver and perform each of its obligations under the merger agreement and to consummate the merger, the bank merger and the transactions contemplated in the merger agreement;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	compliance with SEC filing requirements;

•	conformity with GAAP of financial statements filed with the SEC;

•	filing of necessary reports with regulatory authorities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	involvement in litigation and orders issued by governmental authorities;

•	agreements with regulatory agencies;

•	compliance with applicable laws;

•	broker/finder fees;

•	tax matters;

•	employee benefit matters;

•	environmental matters;

•	risk management instruments; and

•	loan portfolios;

Investors makes additional representations and warranties to Citizens in the merger agreement relating to, among other things:

•	subsidiaries;

•	absence of changes since December 31, 2020;

•	material contracts;

•	employee matters;

•	books and records;

•	insurance coverage;

•	loan matters;

•	allowance for loan losses;

•	transactions with affiliates;

•	real property;

•	intellectual property;

•	data security;

•	information technology;

•	inapplicability of anti-takeover statutes;

•	Investors’ investment securities and commodities;

•	related party transactions; and

•	insurance activities of Investors and its insurance subsidiaries.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Citizens and Investors, respectively, and (ii) qualified by the reports, schedules, forms or other documents of Citizens and Investors, as applicable, filed or furnished with the SEC since December 31, 2020 through the time prior to the date of the merger agreement (excluding, in each case, any disclosures related to taxes, any disclosures set forth under the heading “Risk Factors” or disclosures of risks set forth in any “forward-looking statements” disclaimer).

Some of the representations and warranties contained in the merger agreement are qualified as to “materiality” or by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

For purposes of the merger agreement, a “material adverse effect” with respect to Citizens, Investors or the surviving corporation, as the case may be, means any effect, circumstance, occurrence or change that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets or deposit liabilities, properties, operations, results of operations or condition (financial or otherwise) of such party and its subsidiaries taken as a whole or (b) the ability of such party and its subsidiaries to timely consummate the transactions contemplated by the merger agreement.

However, in the case of clause (a) above, a material adverse effect will not include the impact of:

•

changes, after the date of the merger agreement, in law (including any law in respect of taxes, and laws newly enacted for, relating to or arising out of efforts to implement COVID-19 pandemic-related measures) or GAAP or interpretations of the foregoing;

•	changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism);

•

changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, including the COVID-19 pandemic and related measures, any government shutdown, any declaration of martial law or similar directive, guidance, policy or guidance or other action by any governmental authority;

•	changes, after the date of the merger agreement, in market price or trading volume of a party’s common stock (without excepting the facts or circumstances giving rise or contributing to such change);

•

any action taken by such party with the other party’s express written consent or any action taken by such party that such party was expressly required to take pursuant to the terms of the merger agreement;

•

any failure, in and of itself, by such party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (without excepting the facts or circumstances giving rise or contributing to failure to meet estimates or projections); or

•

changes, events, conditions or trends after the date of the merger agreement in economic, business, credit or financial conditions affecting commercial banks generally, and changes, after the date of the merger agreement, in the capital or credit markets, including any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally (including any such change resulting from or arising out of a contagion event, including the COVID-19 pandemic);

except, with respect to the first, second, third and seventh bullets above, such effect, circumstance, occurrence or change disproportionately adversely affects the party and its subsidiaries compared to similar companies operating in the commercial banking industry, in which case only the disproportionate effect will be taken into account.

Conduct of Businesses of Investors and Citizens Prior to Completion of the Merger

Under the merger agreement, Investors has agreed as to itself and its subsidiaries that, prior to the effective time (unless Citizens otherwise approved in writing, which approval will not be unreasonably withheld, conditioned or delayed, and except as otherwise expressly contemplated by the merger agreement), and except as required by applicable law or is necessary and commercially reasonable in response to a contagion event (including the COVID-19 pandemic) or measures related thereto, (a) the business of Investors and its subsidiaries will be conducted in all material respects in the ordinary and usual course in accordance with its current business practices and operation, (b) each of Investors and its subsidiaries will use its reasonable best efforts to preserve its business organizations and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with governmental authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of Investors and its subsidiaries’ present employees and agents, and (c) subject to the terms of the merger agreement, Investors and its subsidiaries will take no action that would reasonably be expected to adversely affect or materially delay the ability of Investors to obtain any necessary approvals of any regulatory authorities or other governmental authority required for the transactions contemplated hereby, to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated hereby on a timely basis.

Without limiting the generality of and in furtherance of the foregoing, from the date of the merger agreement until the effective time, except (i) as otherwise expressly required by the merger agreement or as required by law, (ii) as Citizens may approve in writing in advance (such approval not to be unreasonably withheld, conditioned or delayed) or (iii) as set forth in confidential disclosure schedules, Investors will not and will not permit its subsidiaries to:

•

issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any rights with respect to the shares of capital stock of Investors (other than any shares of Investors common stock issuable in respect of Investors stock options, Investors restricted shares or Investors restricted stock unit awards outstanding on the date of the merger agreement or permitted to be granted after the date of the merger agreement);

•	permit any shares of capital stock of Investors or any of its subsidiaries to become subject to grants of employee or director stock options, other rights or similar stock-based employee rights;

•

make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock (except (i) its quarterly cash dividend in the ordinary course of business consistent with past practice (both in terms of the timing of dividend payments and the amounts paid), provided that, subject to the parties’ coordination efforts pursuant to the merger agreement, the quarterly cash dividend may be increased by no more than $0.02 per share in January 2022, and provided, further, that if the closing is to occur during the first quarter of 2022, then it is understood and agreed that Investors’ stockholders will receive the regular quarterly dividend declared by Citizens with respect to the first quarter) and (ii) for dividends paid by any direct or indirect wholly owned subsidiary to Investors or to any other direct or indirect wholly owned subsidiary of Investors);

•

directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock (other than the acquisition of shares of Investors common stock from a holder of Investors equity awards in satisfaction of withholding obligations or in payment of the exercise price);

•

except as required under applicable law, or as required under the terms of the merger agreement or the terms of any Investors benefit plan existing as of the date of the merger agreement, or as set forth in the confidential disclosure schedules, (i) enter into, establish, adopt, amend or terminate any Investors benefit plan, or any arrangement that would be an Investors benefit plan if in effect on the date of the merger agreement, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than (a) the payment of incentive compensation for completed performance periods in the ordinary course of business consistent with past practice based upon actual performance and (b) annual base salary or wage increases for employees who are not party to an individual change in control or similar agreement with Investors in the ordinary course of business, consistent with past practice, that (x) do not exceed, in the aggregate, three percent (3%) of the aggregate base salaries and wage rates in effect as of the date of the merger agreement and (y) are made in consultation with Citizens), (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Investors benefit plan, (v) terminate the employment or services of any employee with a job level of senior vice president or above, other than for cause, (vi) hire any employee (other than employees or independent contractors having an annual base salary or wage rate or consulting fees and target cash bonus opportunity of no more than $175,000 in the aggregate), or (vii) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•

sell, transfer, lease, abandon, license, guarantee, mortgage, pledge, encumber or otherwise create any lien on, allow to lapse or expire, dispose of or discontinue any of its material assets, deposits, business or properties, including any intellectual property rights, other than (i) in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement (other than with respect to intellectual property rights, which are governed by clause (iv) below), (ii) sales of individual loans and loan participations pursuant to the merger agreement, (iii) other than with respect to intellectual property rights, in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Investors and its subsidiaries, taken as a whole and (iv) with respect to intellectual property rights, non-exclusive grants of licenses in the ordinary and usual course of business consistent with past practice, or abandonments, lapses or expiry of intellectual property rights that are not material to the business of Investors or any of its subsidiaries in the ordinary and usual course of business consistent with past practice;

•

acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, equity interests, deposits or properties of any other person (other than purchases of loans and loan participations pursuant to the merger agreement);

•

merge or consolidate Investors or any of its subsidiaries with any other person, except for any internal transactions among its wholly owned subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•	make any capital expenditures other than in accordance with the budget set forth in the confidential disclosure schedules;

•	amend either the Investors charter or the Investors bylaws, or the organizational documents of any of its subsidiaries;

•

implement or adopt any change in Investors’ book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by Investors’ independent public accountants;

•

except as may be required by GAAP, or in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets (including any contract that would be a material contract as a result of entering into, modifying or amending such contract), other than in the ordinary course of business consistent with past practice;

•

except with respect to contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice and in accordance with the merger agreement, enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any material contract or any contract which would be a material contract if it were in existence on the date of the merger agreement, in each case which is not terminable at will or with thirty (30) calendar days or less notice without payment of any amount other than for products delivered or services performed through the date of termination, provided that the foregoing will not prevent Investors from renewing employment agreements and change-in-control agreements with Investors employees in the ordinary course of business consistent with past practice, except as set forth in the confidential disclosure schedules;

•

enter into any settlement, compromise or similar agreement with respect to, any action, suit, proceeding, order or investigation to which Investors or any of its subsidiaries is or becomes a party after the date of the merger agreement, which settlement, compromise, agreement or action involves payment by Investors or any subsidiary of an amount that exceeds $250,000 individually or $1,000,000 in the aggregate or would impose any material restriction on the business of the surviving corporation or create adverse precedent for claims that would reasonably be expected to be material to Investors and its subsidiaries, taken as a whole;

•

take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of Investors’ representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time, (ii) any of the conditions to the merger not being satisfied in a timely manner, (iii) the merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code or (iv) a material violation of any provision of the merger agreement, except as may be required by applicable law;

•

except as required by applicable law, the Federal Deposit Insurance Corporation or the NJDOBI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in all material respects, Investors’ or its applicable subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable best efforts to avoid any material increase in Investors’ aggregate exposure to interest rate risk;

•

incur or modify any indebtedness for borrowed money or other liability (other than (i) deposits or customary banking products, such as letters of credit, in each case in the ordinary course of business, (ii) federal funds borrowings and borrowings from the Federal Home Loan Bank of New York or (iii) indebtedness of Investors or any of its wholly owned subsidiaries to Investors or any of its subsidiaries) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

•

make any loan, loan commitment, or new extension of credit outside of the ordinary course of business consistent with past practice. For purposes of the foregoing, “ordinary course of business consistent with past practice” will mean loans or loan commitments equal to or less than $50,000,000 within Investors’ policy (if a noncriticized credit extension), and equal to or less than $1,000,000 (if a new extension of credit that would, upon origination, be categorized as a criticized asset, provided, that the $1,000,000 restriction on criticized asset lending will not apply to extensions of credit related to workouts of problem credits so long as such workouts are within Investors’ workout or problem loan resolution policies). If Investors desires to make an extension of credit outside of the foregoing limitations, Investors will provide Citizens an opportunity to object by submitting a copy of the loan write up containing the information customarily submitted as part of the loan write up, to the chief credit officer of Citizens three (3) business days prior to taking such action; provided that, if Citizens objects in writing to such loan or loan commitment or such purchase or sale within three (3) business days after receiving such loan write up, Investors will obtain the approval of the credit approval committee and credit risk committee of the Investors board prior to making such loan or loan commitment or such purchase or sale. Citizens’ consent will be deemed to have been give if Citizens has not objected to a proposed action by Investors within three (3) business days after such information is received by Citizens. Investors will not forgive any loans to directors, officers or employees. Within fifteen (15) business days of the end of each month, Investors will provide to Citizens a schedule listing all delinquent loans, non-accrual loans and non-performing assets as of such month end, and a list of all loan approvals, which list will indicate the loan amount, loan type and other material features of the loan;

•

other than in accordance with the investment policies of Investors or any of its subsidiaries in effect on the date of the merger agreement or in securities transactions as provided immediately below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any person;

•

other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of eighteen (18) months or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, Investors may purchase investment securities if, within three (3) business days after Investors requests in writing (which request will describe in detail the investment securities to be purchased and the price thereof) that Citizens’ consent to making of any such purchase, Citizens has approved such request in writing or has not responded in writing to such request;

•

commence or settle any litigation or proceeding with respect to any liability for material taxes, take any action which would reasonably be expected to have a material adverse effect on the tax position of Investors, or, after the merger, which would reasonably be expected to have a material adverse effect on the tax position of the surviving corporation;

•	except in the ordinary course of business consistent with past practice, make or change any material express or deemed tax election or file any material tax return;

•	file any amended tax return;

•	change any of its methods of reporting income or deductions for tax purposes;

•	change the entity classification of Investors or any of its subsidiaries;

•	consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	take any other action with respect to taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

•

make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Investors or any of its subsidiaries;

•

enter into any new line of business or change in any material respect Investors’ lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies or businesses, as applicable (including (i) any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof, and (ii) any material change or increase with respect to Investors’ cash surrender value business), except as required by applicable law or policies imposed by any governmental authority;

•

other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) Investors’ hedging practices and policies, in each case except as required by law or requested by a governmental authority; or

•	agree or commit to do any of the foregoing.

Citizens has also agreed as to itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (unless Investors otherwise approves in writing, and except as otherwise expressly contemplated by the merger agreement or as set forth in the confidential disclosure schedules and except as required by applicable law, it will not and will cause each of its subsidiaries not to:

•

take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of Citizens’ representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time, (ii) any of the conditions to the merger not being satisfied in a timely manner, (iii) the merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code, or (iv) a material violation of any provision of the merger agreement;

•

amend the Citizens charter or the Citizens bylaws, or the organizational documents of any of its subsidiaries, in each case in a manner that would adversely affect the holders of Investors common stock relative to all other holders of Citizens common stock;

•	adjust, split, combine or reclassify any capital stock of Citizens or make, declare or pay any extraordinary dividend on any capital stock of Citizens; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Regulatory Matters

Citizens and Investors have agreed to cooperate and use their reasonable best efforts to prepare and file, or in the case of Citizens cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or governmental authorities in order to consummate the merger, the bank merger or any of the other transactions contemplated in the merger agreement. Citizens is required to make any initial filings with governmental authorities as soon as reasonably practicable after entering into the merger agreement.

Nothing contained in the merger agreement will be deemed to require Citizens or any of its subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining such permits, consents, approvals and authorizations of governmental entities that would reasonably be likely, in each case following the effective time (but regardless when the action, condition or restriction is to be taken or implemented), to have a material adverse effect on Citizens (measured on a scale relative to Investors) or a material adverse effect on Investors.

Investors Stockholder Meeting; Withdrawal of Recommendation

Investors has agreed to take, in accordance with applicable law and its charter and bylaws, all action necessary to convene as soon as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective (and will in any event use reasonable best efforts to convene such meeting no later than forty-five (45) calendar days after the registration statement is declared effective), a special meeting or meetings of its stockholders duly called and held for such purposes to consider and to obtain the approval of the merger agreement and the merger by the affirmative vote or requisite consent of the holders of a majority of the outstanding shares of Investors common stock entitled to vote at the Investors stockholder meeting, which we refer to as the “requisite Investors stockholder approval.”

The Investors board will at all times prior to and during such special meeting recommend such approval and use its reasonable best efforts to solicit such approval by its stockholders. Unless the merger agreement has terminated in accordance with its terms, the merger agreement and the merger will be submitted to the Investors stockholders at the Investors stockholder meeting whether or not (i) Investors’ board has effected a change of recommendation or (ii) any acquisition proposal has been publicly proposed or announced or otherwise submitted to Investors or any of its advisors. The Investors board and each of its committees will not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Citizens, the Investors board recommendation with respect to the merger; or (ii) cause or permit Investors to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in compliance with the merger agreement) relating to any acquisition proposal made to Investors.

However, prior to the time, but not after, the requisite Investors stockholder approval is obtained, the Investors board may withhold, withdraw or adversely modify its recommendation in connection with approving, recommending or otherwise declaring advisable any “superior proposal” (as defined in “—No Solicitation” below) made to Investors after the date of the merger agreement, if the Investors board determines in good faith, after consultation with outside counsel, that the failure to take such action would more likely than not result in a violation of the directors’ fiduciary duties under applicable law; provided, however, that no such change of recommendation may be made until after (i) at least three (3) business days following Citizens’ receipt of notice from Investors advising that the Investors board intends to take such action and the basis therefor, including the identity of the party making the acquisition proposal and the material terms and conditions of the proposal or offer and (ii) Investors has negotiated in good faith to permit Citizens to modify the merger agreement during such three (3) business day period. In determining whether to make a change of recommendation, the Investors board must take into account any changes to the terms of the merger agreement proposed by Citizens and any other information provided by Citizens in response to such notice.

Investors will not, without the prior written consent of Citizens, adjourn or postpone the special meeting; provided that Investors may, without the prior written consent of Citizens, adjourn or postpone the special meeting (i) if, as of the time for which the special meeting is originally scheduled (as set forth in this prospectus/proxy statement), there are insufficient shares of Investors common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the special meeting, (ii) after consultation with Citizens, if the failure to adjourn or postpone the special meeting would reasonably be expected to be a violation of applicable law for the distribution of any required supplement or amendment to the prospectus/proxy statement, or (iii) after consultation with Citizens, for a single period not to exceed ten (10) business days, to solicit additional proxies if necessary to obtain the requisite Investors stockholder approval. Citizens may require Investors to adjourn, delay or postpone the special meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is five (5) business days prior to the end date) to solicit additional proxies necessary to obtain the requisite Investors stockholder approval. Once Investors has established a record date for the special meeting, Investors will not change such record date or establish a different record date for the special meeting without the prior written consent of Citizens, unless required to do so by applicable law or the Investors charter or the Investors bylaws or in connection with a postponement or adjournment of the special meeting permitted by the merger agreement. Without the prior written consent of Citizens, the requisite Investors stockholder approval will be the only matter that Investors will propose to be acted on by the stockholders of Investors at the special meeting (other than other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated in the merger agreement).

See also “—Termination of the Merger Agreement” and “—Termination Fee” beginning on page 107 of this proxy statement/prospectus.

No Solicitation

Investors has agreed that neither it nor any of its subsidiaries nor any of their respective officers, directors, employees and affiliates will, and that it will direct and use its reasonable best efforts to cause its and its subsidiaries’ agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an acquisition proposal. Investors has further agreed that neither it nor any of its subsidiaries nor any of their respective officers, directors, employees and affiliates will, and that it will direct and use its reasonable best efforts to cause its agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal. However, nothing contained in the merger agreement will prevent Investors or the Investors board from (i) complying with Rule 14d-9 and Rule 14d-2 under the Exchange Act with respect to an acquisition proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement; (ii) at any time prior, but not after, the requisite Investors stockholder approval is obtained, providing information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal if Investors receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive in the aggregate to the other party than those contained in the confidentiality agreement between Citizens and Investors; or (iii) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal if and only to the extent that, in each such case referred to in clause (ii) or (iii) above, the Investors board determines in good faith (after consultation with outside legal counsel) that (x) such acquisition proposal is reasonably likely to result in a superior proposal and (y) the failure to take such action would more likely than not violate the directors’ fiduciary duties under applicable law. Investors has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the merger agreement with respect to any acquisition proposals.

Investors has also agreed that it will take the necessary steps to promptly inform its and its subsidiaries respective officers, directors, employees, affiliates, representative and agents of the obligations related to the non-solicit of acquisition proposals. Investors has agreed that it will notify Citizens promptly, but in no event later than the next succeeding business day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposal or offer and will keep Citizens informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

For purposes of the merger agreement, “acquisition proposal” means (i) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Investors or any of its subsidiaries that if consummated, would result in any person (or the stockholders of any person) owning 25% or more of the total voting power of Investors or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity and (ii) any proposal or offer to acquire in any manner, directly or indirectly, 25% or more of the total voting power of any class of equity securities of Investors or those of any of its subsidiaries or 25% or more of Investors’ consolidated total assets (including equity securities of its subsidiaries), in each case other than the transactions contemplated by the merger agreement.

For purposes of the merger agreement, “superior proposal” means an unsolicited bona fide acquisition proposal (provided that for purposes of the definition of “superior proposal” the references to “25%” in the definition of “acquisition proposal” will instead refer to “50%”) that the Investors board (in consultation with its financial advisors and outside counsel) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and if consummated, would result in a transaction more favorable to the holders of Investors common stock from a financial point of view than the transaction contemplated by the merger agreement (after taking into account any revisions to the terms of the transaction contemplated by the merger agreement and the time likely to be required to consummate such acquisition proposal).

Employee Matters

From the effective time through the first (1st) anniversary thereof, unless otherwise mutually determined in writing by Investors and Citizens prior to the effective time (which we refer to as the “continuation period”), Citizens will provide, or cause to be provided, to each of the employees of Investors and its subsidiaries as of immediately prior to the effective time who continue employment with Citizens or any of its subsidiaries following the effective time (such employees, the “continuing employees”) with (i) base salary or base wage that is no less than the base salary or base wage provided by Investors and the Investors subsidiaries to each such continuing employee immediately prior to the effective time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by Investors and the Investors subsidiaries to each such continuing employee immediately prior to the effective time, (iii) employee benefits (other than defined benefit plan benefits, employee stock ownership plan opportunities, change in control benefits and equity-based incentive opportunities) that are substantially comparable in the aggregate either to those provided to the continuing employees immediately prior to the effective time or to similarly situated employees of Citizens. During the continuation period, each continuing employee who is not a party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be eligible to receive severance cash benefits as described in the confidential disclosure schedules, subject to such employee’s execution and non-revocation of a release of claims.

With respect to any employee benefit plans of Citizens or Citizens subsidiaries in which any continuing employees become eligible to participate on or after the effective time (“new plans”), Citizens and Citizens subsidiaries will use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Citizens or its affiliates to be waived with respect to the continuing employees and their eligible dependents, (ii) give each continuing employee credit for the plan year in which the effective time occurs towards applicable deductibles, co-payments or coinsurance and annual out-of-pocket limits for medical expenses incurred prior to the effective time for which payment has been made and (iii) give each continuing employee service credit for such continuing employee’s employment with Investors and its subsidiaries for all purposes under each applicable new plan, as if such service had been performed with Citizens, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

If requested by Citizens in writing delivered to Investors not less than twenty (20) business days before the closing date, the Investors board (or the appropriate committee of the Investors board) will adopt resolutions and take such corporate action as is necessary or appropriate to terminate the 401(k) plan (the “Investors 401(k) plan”), effective as of the day prior to the closing date and contingent upon the occurrence of the effective time. If Citizens requests that the Investors 401(k) plan be terminated, (i) Investors will provide Citizens with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Citizens) not later than two (2) days immediately preceding the closing date, and (ii) the continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by Citizens or one of its subsidiaries (the “Citizens 401(k) plan”), it being agreed that there will be no gap in participation in a tax-qualified defined contribution plan for continuing employees. Citizens and Investors will take, or cause to be taken, any and all actions as may be required to permit current or former employees of Investors and the Investors subsidiaries to make rollover contributions to the Citizens 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Investors 401(k) plan in the form of cash, notes (in the case of loans), Citizens common stock or a combination thereof.

Nothing in the merger agreement will confer upon any employee, officer, director or consultant of Citizens or Investors or any of their subsidiaries or affiliates any right to continue in the employ or service of the surviving entity, Investors, Citizens or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of the surviving entity, Investors, Citizens or any subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Citizens or Investors or any of their subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any Investors benefit plan or Citizens benefit plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the surviving entity or any of its subsidiaries or affiliates to amend, modify or terminate any particular Investors benefit plan or Citizens benefit plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of Citizens or Investors or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.

Citizens expressly agreed to honor, effective from and after the effective time, each of the agreements entered into by Investors’ with its executives and identified in the confidential disclosure schedules and each of Investors’ benefit plans as in effect as of the effective time, each in accordance with their respective terms; it being understood that Citizens or any subsidiary of Citizens will not be limited in their ability to amend or terminate any Investors benefit plan in accordance with the terms of the applicable Investors benefit plan.

ESOP Matters

Prior to the closing date, Investors will take any and all actions and adopt such necessary resolutions to terminate the employee stock ownership plan, which we refer to as the “ESOP,” effective as of the date immediately preceding the closing date and adopt such amendments to the ESOP to terminate the ESOP and effectuate the provisions of the merger agreement. The ESOP amendments will provide that (i) all ESOP participant accounts will be fully vested, (ii) no new participants will be admitted to the ESOP on or after the ESOP termination date, and (iii) no additional benefits will accrue to any ESOP participant with respect to services performed on or after the closing date. The form and substance of all such resolutions and amendments will be subject to the review and approval of Citizens, which will not be unreasonably withheld, and Investors will deliver to Citizens an executed copy of the resolutions and amendments as soon as practicable following their adoption by the Investors board and will fully comply with such resolutions and amendments.

In connection with the termination of the ESOP and the merger, Investors will cause all outstanding indebtedness of the ESOP (including any loan made to the ESOP) to be satisfied in full at least five (5) business days prior to the closing date. Investors will cancel or offset the loan made to the ESOP (including accrued interest thereon) in exchange for unallocated shares attributable to such loan having an aggregate fair market value that is not more than the outstanding amount of such loan plus accrued interest. This will result in the cancellation of both the loan receivable and payable on the books of Investors. Any remaining shares of Investors common stock held by the ESOP trust after repayment of the loan made to the ESOP will be converted into shares of Citizens common stock in accordance with the terms of the merger agreement, and the balance of the unallocated shares and any other unallocated assets remaining in the ESOP’s suspense account after satisfaction of such loan and conversion of the shares of Investors common stock into Citizens common stock will be allocated as earnings to the accounts of the ESOP participants who are employed as of the date of termination of the ESOP based on their account balances under the ESOP as of such date. Prior to the closing date, Investors will provide Citizens with documentary evidence sufficient to show that all outstanding indebtedness of the ESOP (including any loan made to the ESOP) has been satisfied in full.

As soon as practicable after the date of the merger agreement but prior to the closing date, Investors will file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the ESOP. Investors, and following the effective time, Citizens, will adopt any amendments to the ESOP as may be reasonably required by the Internal Revenue Service (the “IRS”) as a condition to granting such favorable determination letter on termination. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in ESOP will either be distributed to participants and beneficiaries or transferred to an eligible tax qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

Indemnification and Insurance

The merger agreement provides that from and after the effective time, Citizens and the surviving corporation will indemnify and hold harmless each present and former director and officer of Investors against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions in their capacity as officers and directors and occurring at or prior to the effective time (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the effective time, to the fullest extent permitted under applicable law or required or permitted under the Investors charter and/or the Investors bylaws (and Citizens or the surviving corporation will also advance expenses as incurred to the fullest extent permitted under applicable law or permitted or required under the Investors charter and/or the Investors bylaws; provided, however, the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification). Further, the surviving corporation will assume, perform and observe the obligations of Investors under any agreements in effect as of the date of the merger agreement to indemnify those persons who are or have at any time been directors and officers of Investors for their acts and omissions occurring at or prior to the effective time in their capacity as officers or directors. The surviving corporation will reasonably cooperate with Investors indemnified parties, and Investors indemnified parties will reasonably cooperate with the surviving corporation, in the defense of any such claim, action, suit, proceeding or investigation.

Citizens will or, with the prior written consent of Citizens, Investors may, purchase, at or prior to the effective time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of the directors’ and officers’ liability insurance maintained by Investors and its subsidiaries with respect to matters arising at or prior to the effective time, covering without limitation the merger and the other transactions contemplated in the merger agreement, at an aggregate cost up to but not exceeding three hundred percent (300%) of the current annual premium for such insurance. If such prepaid “tail” policy has been obtained prior to the effective time, Citizens will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the surviving corporation, and no other party will have any further obligation to purchase or pay for insurance under the merger agreement.

If the surviving corporation or any of its successors or assigns will (i) consolidate with or merge into any other corporation or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other person, then, and in each case, proper provision will be made so that the successors and assigns of the surviving corporation will assume the obligations set forth in the merger agreement.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, (a) covenants relating to the filing of this proxy statement/prospectus; (b) access to information; (c) the listing of shares of Citizens common stock to be issued in the merger and the delisting and deregistration of Investors common stock; (d) coordination with respect to litigation relating to the merger; (e) public announcements with respect to the transactions contemplated by the merger agreement; (f) obtaining third-party consents; (g) coordination of dividend declarations and (h) the assumption of Investors’ subordinated notes.

Conditions to Completion of the Merger

Each of Citizens’ and Investors’ obligations to effect the merger is subject to the satisfaction or written waiver at or prior to the effective time of each of the following conditions:

•

the approval of the merger agreement and the merger by the affirmative vote or requisite consent of the holders of a majority of the outstanding shares of Investors common stock entitled to vote at the Investors stockholder meeting having been obtained;

•

no governmental authority of competent jurisdiction having been enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;

•

the registration statement, of which this proxy statement/prospectus forms a part, having become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement has been issued, and no proceedings for that purpose have been initiated or be threatened, by the SEC;

•

(i) all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by Citizens or Investors or any of their respective subsidiaries under (a) to the extent required, the HSR Act and (b) from the Federal Reserve Board and the OCC, which are necessary to consummate the merger and the bank merger, and (ii) any other consents, registrations, approvals, permits and authorizations from any governmental authority the failure of which to be obtained would reasonably expected to have, individually or in the aggregate, a material adverse effect on Citizens (measured on a scale relative to Investors) or a material adverse effect on Investors, having been made or obtained (as the case may be) and remaining in full force and effect and all statutory waiting periods in respect of each of the foregoing having expired;

•	the shares of Citizens common stock issuable pursuant to the merger agreement having been authorized for listing on the NYSE, subject to official notice of issuance;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate signed on behalf of the other party by an executive officer, dated as of the closing date, to such effect);

•

the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party a certificate signed by an executive officer of the other party, dated as of the closing date, to such effect);

•

no event having occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a material adverse effect on each party; and

•

receipt by such party of an opinion of legal counsel, dated the closing date, to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement can be terminated and the merger may be abandoned at any time prior to the effective time, whether before or after the Investors stockholder approval, in the following circumstances:

•	by action of the board of directors of either Citizens or Investors, in the event that both parties mutually consent in writing to terminate the merger agreement;

•

by action of the board of directors of either Citizens or Investors, in the event that the merger is not consummated by July 28, 2022, which we refer to as the “end date”; provided that the end date may be extended to October 28, 2022 by either Citizens or Investors by written notice to the other party if the closing has not occurred by such date, and on such date the mutual closing conditions under the merger agreement have not been satisfied or waived and each of the other conditions to consummation of the merger has been satisfied, waived or remains capable of being satisfied, except to the extent that the failure of the merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement which action or inaction is in violation of its obligations under the merger agreement;

•

by action of the board of directors of either Citizens or Investors if (i) the approval of any governmental authority required for consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement has been denied by final and nonappealable action of such governmental authority, or an application has been permanently withdrawn by mutual agreement of Citizens and Investors at the request or suggestion of a governmental authority, or (ii) Investors stockholder approval is not obtained at the duly convened special meeting of Investors stockholders (including any adjournments or postponements of such meetings), as applicable;

•

by action of the Investors board if there has been a breach of any representation, warranty, covenant or agreement made by Citizens, such that if continuing on the closing date, one of the conditions to completion of the merger of Investors would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by Investors (or such shorter period as remaining prior to the end date); provided that Investors is not then in material breach of any representation, warranty, covenant or agreement;

•

by action of the Citizens board if there has been a breach of any representation, warranty, covenant or agreement made by Investors, such that if continuing on the closing date, one of the conditions to completion of the merger of Citizens would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by Citizens (or such shorter period as remaining prior to the end date); provided that Citizens is not then in material breach of any representation warranty, covenant or agreement; and

•

at any time prior to the Investors stockholder approval, by action of the Citizens board, in the event (i) Investors has breached in any material respect its obligations relating to non-solicitation of acquisition proposals; (ii) the Investors board has effected a change of recommendation; (iii) at any time after the end of ten (10) business days following receipt of an acquisition proposal, the Investors board has failed to reaffirm its board recommendation as promptly as practicable (but in any event within five (5) business days) after receipt of any written request to do so by Citizens; or (iv) a tender offer or exchange offer for outstanding shares of Investors common stock has been publicly disclosed (other than by Citizens or an affiliate of Citizens) and the Investors board recommends that its stockholders tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the Investors board fails to recommend unequivocally against acceptance of such offer.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (a) Investors will pay a termination fee to Citizens as described below as provided in the merger agreement and described below and (b) no such termination will relieve any party of any liability or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement.

Termination Fee

Investors will be required to pay Citizens a termination fee of $140 million in cash within two (2) business days after the date of termination if the merger agreement is terminated in either of the following circumstances:

•

In the event that (i) an acquisition proposal has been made to Investors or its stockholders generally or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Investors stockholder meeting) an acquisition proposal with respect to Investors, (ii) thereafter the merger agreement is terminated by either Citizens or Investors (a) for failure of the merger to be consummated by the end date and Investors stockholder approval has not been obtained or (b) as a result of a willful and material breach, and, in either case, Investors stockholder approval has not been obtained, and (iii) within twelve (12) months of the termination of the merger agreement, Investors enters into a definitive agreement with respect to or consummates an acquisition proposal. For purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%.”

•	In the event that the merger agreement is terminated by Citizens pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above.

Waiver and Amendment

Prior to the effective time, any provision of the merger agreement may be (i) waived in whole or in part by the party benefited by the provision or by both parties or (ii) amended or modified at any time, by an agreement in writing between the parties executed in the same manner as the merger agreement, except that after the Investors stockholder approval is obtained, the merger agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Investors stockholders in the merger without any subsequent approval by such stockholders or be in violation of applicable law.

Expenses

All costs and expenses incurred in connection with merger agreement and the merger, the bank merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law. The parties agree that any action or proceeding in respect of any claim arising out of or related to the merger agreement or the transactions contemplated thereby will be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware.

Specific Performance

Citizens and Investors agree that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with the terms thereof and, accordingly, that the parties will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Investors common stock that exchange their shares of Investors common stock for shares of Citizens common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Investors common stockholders that hold their shares of Investors common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Investors common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Investors common stock that received Investors common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Investors common stock that holds Investors common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Investors or Citizens. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Investors common stock that is for United States federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (d) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Investors common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Investors common stock should consult their own tax advisors.

Tax Consequences of the Merger

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Citizens’ obligation to complete the merger that Citizens receive an opinion from Sullivan & Cromwell LLP, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Investors’ obligation to complete the merger that Investors receive an opinion from Luse Gorman, PC, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Citizens and Investors and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service. Citizens and Investors have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

As a “reorganization” within the meaning of Section 368(a) of the Code, the tax consequences upon exchanging your Investors common stock for Citizens common stock and cash (other than cash received in lieu of a fractional share), are as follows. You generally will recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Citizens common stock received pursuant to the merger over your adjusted tax basis in the shares of Investors common stock surrendered) and (b) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of Investors common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the Investors common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis in the shares of Citizens common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the Investors common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of Citizens common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Investors common stock that you surrender in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Citizens. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Investors common stock solely for Citizens common stock and then Citizens immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the Citizens common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (a) “substantially disproportionate” with respect to the holder or (b) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (b) below is less than 80% of the percentage described in (a) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Citizens. In general, that determination requires a comparison of (a) the percentage of the outstanding stock of Citizens that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (b) the percentage of the outstanding stock of Citizens that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of Citizens common stock, you will be treated as having received the fractional share of Citizens common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by Citizens. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Citizens common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Investors common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of Investors common stock you may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial information combines the historical consolidated financial position and results of operations of Citizens and Investors as an acquisition by Citizens of Investors and also reflects Citizens’ pending acquisition of certain branches of HSBC Bank U.S.A, N.A. (the “HSBC branch acquisition”). The merger was announced on July 28, 2021, and provides that each share of Investors common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Citizens or Investors, will be converted into the right to receive 0.297 of a share of Citizens common stock.

The unaudited pro forma combined condensed financial information has been prepared to give effect to the following:

•

The HSBC branch acquisition and the acquisition of Investors by Citizens under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations,” where the assets and liabilities of Investors and HSBC branches will be recorded by Citizens at their respective fair values as of the date the merger is completed;

•	the distribution of shares of Citizens common stock to Investors’ stockholders in exchange for shares of Citizens common stock (based upon a 0.297 exchange ratio);

•	certain reclassifications to conform the historical financial statement presentation of Investors to that of Citizens; and

•	transaction costs in connection with the acquisitions.

The following unaudited pro forma combined condensed financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Citizens and accompanying notes included in Citizens’ Annual Report on Form 10-K for the year ended December 31, 2020, and the historical unaudited condensed consolidated financial statements of Citizens and accompanying notes included in Citizens’ Quarterly Report on Form 10-Q for the period ended June 30, 2021, each of which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of Investors and accompanying notes included in Investors’ Annual Report on Form 10-K for the year ended December 31, 2020, and the historical unaudited condensed consolidated financial statements of Investors and accompanying notes included in Investors’ Quarterly Report on Form 10-Q for the period ended June 30, 2021, each of which is incorporated by reference herein.

The unaudited pro forma combined condensed statements of income for the six months ended June 30, 2021 and the year ended December 31, 2020 combine the historical consolidated statements of income for Citizens and the expected acquisitions of HSBC branches and Investors, giving effect to the HSBC branch acquisition and the merger as if each had been completed on January 1, 2020. The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical consolidated balance sheets of Citizens and the expected acquisitions of HSBC branches and Investors, giving effect to the HSBC branch acquisition and the merger as if each had been completed on June 30, 2021.

The unaudited pro forma combined condensed financial information is provided for illustrative information purposes only. The unaudited pro forma combined condensed financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger or HSBC branch acquisition been completed as of the dates indicated or that may be achieved in the future. The pro forma financial information has been prepared by Citizens in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020. The unaudited pro forma combined condensed financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon consummation of the merger. As of the date of this proxy statement/prospectus, Citizens has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the assets to be acquired or liabilities to be assumed in the HSBC branch acquisition or the Investors assets to be acquired or liabilities to be assumed in the merger (collectively, the “Acquired Assets and Assumed Liabilities”), other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain Acquired Assets and Assumed Liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of the Acquired Assets and Assumed Liabilities will be based on the actual assets and liabilities of the business acquired in the HSBC branch acquisition and Investors as of the respective closing dates of the HSBC branch acquisition and the merger and, therefore, cannot be made prior to the consummation of these transactions. In addition, the value of the merger consideration to be paid by Citizens in shares of Citizens common stock upon the consummation of the merger will be determined based on the closing price of Citizens common stock on the closing date and the number of issued and outstanding shares of Investors common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material. Further, Citizens has not identified all adjustments necessary to conform Investors’ or HSBC Bank U.S.A, N.A.’s accounting policies to Citizens’ accounting policies. Upon consummation of the HSBC branch acquisition and the merger, or as more information becomes available, Citizens will perform a more detailed review of HSBC Bank U.S.A, N.A.’s and Investors’ accounting policies. As a result of that review, differences could be identified between the accounting policies of the companies that, when conformed, could have a material impact on Citizens’ financial information following the consummation of the HSBC branch acquisition and merger.

As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. Citizens estimated the fair value of certain Acquired Assets and Assume Liabilities based on a preliminary valuation analysis, due diligence information, information presented in Investors’ SEC filings and other publicly available information. Until the HSBC branch acquisition and the merger are completed, the companies are limited in their ability to share certain information.

Upon consummation of the HSBC branch acquisition and the merger, a final determination of the fair value of the Acquired Assets and Assumed Liabilities will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma combined condensed financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact Citizens’ statement of income following the consummation of the HSBC branch acquisition and the merger. The final purchase consideration allocation for the merger may be materially different than the preliminary purchase consideration allocation for the merger presented in the unaudited pro forma combined condensed financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	As of June 30, 2021
(in millions, except share and per share data)	Historical Citizens	Acquired HSBC Branches	Transaction Accounting Adjustments	Note 3	Pro Forma Condensed Combined Citizens and HSBC Branches	Historical Investors	Transaction Accounting Adjustments	Note 4	Pro Forma Condensed Combined
ASSETS:
Cash and cash equivalents	$13,042	$6,607	($176)	A	$19,473	$770	($353)	A	$19,890
Debt securities	27,294	—	—		27,294	3,723	74	B	31,091
Loans held for sale	3,698	—	—		3,698	—	—		3,698
Loans and leases	122,581	1,912	(34)	B	124,459	21,353	150	C	145,962
Less: Allowance for loan and lease losses	(1,947)	—	(35)	C	(1,982)	(270)	(56)	D	(2,308)

Net loans and leases	120,634	1,912	(69)		122,477	21,083	94		143,654
Goodwill	7,050	—	153	D	7,203	94	389	E	7,686
Intangible assets	52	—	57	E	109	15	94	F	218
Other assets	13,334	81	—		13,415	1,117	(105)	G	14,427

TOTAL ASSETS	$185,104	$8,600	($35)		$193,669	$26,802	$193		$220,664

LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES:
Deposits:
Noninterest-bearing	$47,480	$—	$—		$47,480	$4,170	$—		$51,650
Interest-bearing	103,156	8,600	—		111,756	15,269	(1)	H	127,024

Total deposits	150,636	8,600	—		159,236	19,439	(1)		178,674
Short-term borrowed funds	62	—	—		62	—	—		62
Deferred taxes, net	720	—	(9)	F	711	—	(79)	I	632
Long-term borrowed funds	6,957	—	—		6,957	4,034	56	J	11,047
Other liabilities	3,530	—	—		3,530	515	137	K	4,182

TOTAL LIABILITIES	161,905	8,600	(9)		170,496	23,988	113		194,597
STOCKHOLDERS’ EQUITY:
Preferred equity	2,014	—	—		2,014	—	—		2,014
Common equity	21,185	—	(26)	F	21,159	2,814	80	L	24,053

TOTAL STOCKHOLDERS’ EQUITY	23,199	—	(26)	F	23,173	2,814	80	L	26,067

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$185,104	$8,600	($35)		$193,669	$26,802	$193		$220,664

Per Common Share Data:
Common shares outstanding(1)	426,083,143					236,943,099	(165,205,700)		497,820,542
Book value per common share	$49.72					$11.88			$48.32

(1)

Pro forma combined shares were calculated by eliminating shares of Investors common stock and adding shares of Citizens common stock expected to be issued in conjunction with the merger. See Note 2 below for more information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

	Six months ended June 30, 2021
(in millions, except share and per share data)	Historical Citizens	Acquired HSBC Branches	Transaction Accounting Adjustments	Note 5	Pro Forma Condensed Combined Citizens and HSBC Branches	Historical Investors	Transaction Accounting Adjustments	Note 5	Pro Forma Condensed Combined
INTEREST INCOME
Interest and fees on loans and leases(1)	$2,169	$35	$4	A	$2,208	$410	($15)	C	$2,603
Investment securities(2)	252	42	—		294	42	(12)	D	324
Interest-bearing deposits in banks	6	—	—		6	—	—		6

Total interest income	2,427	77	4		2,508	452	(27)		2,933

INTEREST EXPENSE
Deposits	92	4	—		96	37	—		133
Borrowed funds	94	—	—		94	40	(9)	F	125

Total interest expense	186	4	—		190	77	(9)		258

Net interest income	2,241	73	4		2,318	375	(18)		2,675
Provision for credit losses(3)	(353)	—	—		(353)	(13)	—		(366)

Net interest income after provision for credit losses	2,594	73	4		2,671	388	(18)		3,041

NONINTEREST INCOME
Mortgage banking fees	250	—	—		250	—	—		250
Service charges and fees	199	14	—		213	11	—		224
Capital markets fees	172	—	—		172	—	—		172
Card fees	119	—	—		119	—	—		119
Trust and investment services fees	118	—	—		118	—	—		118
Letter of credit and loan fees	76	—	—		76	—	—		76
Foreign exchange and interest rate products	56	—	—		56	—	—		56
Securities gains, net	6	—	—		6	—	—		6
Other income	31	—	—		31	22	—		53

Total noninterest income	1,027	14	—		1,041	33	—		1,074

NONINTEREST EXPENSE
Salaries and employee benefits	1,072	20	—		1,092	124	—		1,216
Equipment and software and occupancy	477	28	—		505	54	—		559
Outside services	276	—	—		276	8	—		284
Other operating expense	184	8	4	B	196	27	11	G	234

Total noninterest expense	2,009	56	4		2,069	213	11		2,293

Income (loss) before income tax expense	1,612	31	—		1,643	208	(29)		1,822
Income tax expense	353	7	—		360	56	3	H	419

Net income (loss)	$1,259	$24	$—		$1,283	$152	($32)		$1,403

Weighted average common shares outstanding(4):
Basic	425,951,197					234,854,494	(163,117,095)		497,688,596
Diluted	427,668,242					235,936,179	(164,198,780)		499,405,641
Earnings per common share:
Basic	$2.83					$0.65			$2.71
Diluted	2.81					0.64			2.70

(1)	Interest Income: Interest and fees on loans and leases for Acquired HSBC Branches reflect the average yield on loans.
(2)

Interest Income: Investment securities income for Acquired HSBC Branches reflects deposits in excess of loans invested in government agency mortgage-backed securities consistent with HSBC’s historical practice, with yields equal to Citizens’ applicable reinvestment rates.

(3)	Provision for credit losses for Acquired HSBC Branches reflects an immaterial amount of provision expense.
(4)

Pro forma combined shares were calculated by eliminating shares of Investors common stock and adding shares of Citizens common stock expected to be issued in conjunction with the merger. See Note 2 below for more information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT (CONTINUED)

	For the year ended December 31, 2020
(in millions, except share and per share data)	Historical Citizens	Acquired HSBC Branches	Transaction Accounting Adjustments	Note 5	Pro Forma Condensed Combined Citizens and HSBC Branches	Historical Investors	Transaction Accounting Adjustments	Note 5	Pro Forma Condensed Combined
INTEREST INCOME
Interest and fees on loans and leases(1)	$4,827	$71	$8	A	$4,906	$871	($30)	C	$5,747
Investment securities(2)	519	151	—		670	108	(25)	D	753
Interest-bearing deposits in banks	11	—	—		11	2	—		13

Total interest income	5,357	222	8		5,587	981	(55)		6,513

INTEREST EXPENSE
Deposits	509	8	—		517	155	1	E	673
Borrowed funds	262	—	—		262	100	(47)	F	315

Total interest expense	771	8	—		779	255	(46)		988

Net interest income	4,586	214	8		4,808	726	(9)		5,525
Provision for credit losses	1,616	—	35	G	1,651	70	163	G	1,884

Net interest income after provision for credit losses	2,970	214	(27)		3,157	656	(172)		3,641

NONINTEREST INCOME
Mortgage banking fees	915	—	—		915	—	—		915
Service charges and fees	403	28	—		431	18	—		449
Capital markets fees	250	—	—		250	—	—		250
Card fees	217	—	—		217	—	—		217
Trust and investment services fees	203	—	—		203	—	—		203
Letter of credit and loan fees	140	—	—		140	—	—		140
Foreign exchange and interest rate products	120	—	—		120	—	—		120
Securities gains, net	4	—	—		4	—	—		4
Other income	67	—	—		67	73	—		140

Total noninterest income	2,319	28	—		2,347	91	—		2,438

NONINTEREST EXPENSE
Salaries and employee benefits	2,123	41	—		2,164	241	—		2,405
Equipment and software and occupancy	896	55	—		951	114	—		1,065
Outside services	553	—	—		553	16	—		569
Other operating expense	419	16	7	B	442	79	97	H/J	618

Total noninterest expense	3,991	112	7		4,110	450	97		4,657

Income (loss) before income tax expense	1,298	130	(34)		1,394	297	(269)		1,422
Income tax expense	241	26	—		267	75	(58)	I	284

Net income (loss)	$1,057	$104	($34)		$1,127	$222	($211)		$1,138

Weighted average common shares outstanding(3):
Basic	427,062,537					235,761,457	(164,024,058)		498,799,936
Diluted	428,157,780					235,838,808	(164,101,409)		499,895,179
Earnings per common share:
Basic	$2.22					$0.94			$2.07
Diluted	2.22					0.94			2.06

(1)	Interest Income: Interest and fees on loans and leases for Acquired HSBC Branches reflect the average yield on loans.
(2)

Interest Income: Investment securities income for Acquired HSBC Branches reflects deposits in excess of loans invested in government agency mortgage-backed securities consistent with HSBC’s historical practice, with yields equal to Citizens’ applicable reinvestment rates.

(3)

Pro forma combined shares were calculated by eliminating shares of Investors common stock and adding shares of Citizens common stock expected to be issued in conjunction with the merger. See Note 2 below for more information.

NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2021 and the year ended December 31, 2020 combine the historical consolidated statements of income for Citizens and the expected acquisition of HSBC branches and Investors, giving effect to the merger and HSBC branch acquisition as if they had been completed on January 1, 2020. The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical consolidated balance sheets of Citizens and the expected acquisition of HSBC branches and Investors, giving effect to the merger and HSBC branch acquisition as if they had been completed on June 30, 2021.

Citizens’, HSBC branches’ and Investors’ historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 3, Note 4, and Note 5, certain reclassifications were made to align financial statement presentation. Citizens has not identified all adjustments necessary to conform Investor’s accounting policies to Citizens’ accounting policies. Upon completion of the merger, or as more information becomes available, Citizens will perform a more detailed review of Investors’ accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s pro forma financial information.

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with Citizens considered the acquirer of Investors and HSBC branches. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their fair values as of June 30, 2021. Citizens has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the final estimates of the fair market value of these assets to be acquired or liabilities assumed. Assets and liabilities presented are based on preliminary estimates for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value.

All dollar amounts presented within these Notes to Unaudited Pro Forma Condensed Combined Financial Statements are in millions, except common stock share and per share data.

Note 2. Preliminary Purchase Price Allocation

Refer to the table below for the preliminary calculation of the estimated merger consideration:

Preliminary calculation of estimated merger consideration (Dollars in millions, except per share data)	Amount
Share consideration:
Shares of Investors common stock (June 30, 2021)	247,601,303
Estimated share reduction(1)	(6,061,239)

Estimated shares of Investors common stock	241,540,064
Exchange ratio	0.297
Shares of Citizens common stock to be issued	71,737,399
Citizens stock price on September 10, 2021	$42.85
Total share consideration	$3,074
Cash consideration:
Exchange ratio	0.034
Price per share of common stock	$1.46
Total cash consideration	$353

Preliminary fair value of estimated total merger consideration	$3,427

(1)	Share reduction represents estimated share repurchase to liquidate employee stock ownership program.

The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of Investors based on their preliminary estimated fair values. As mentioned above in Note 1, Citizens has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the final estimates of fair market value of the Investors assets to be acquired or liabilities assumed. Assets and liabilities presented are based on preliminary estimates for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which Citizens believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma condensed combined financial statements.

The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Investors using Investors’ unaudited consolidated balance sheet as of June 30, 2021:

June 30, 2021	(in millions)
Preliminary fair value of estimated total merger consideration	$3,427
Assets
Cash and cash equivalents	770
Investment securities	3,797
Loans and leases, net	21,340
Intangibles	109
Other assets	1,012

Total assets	27,028

Liabilities
Deposits	19,438
Borrowed funds	4,090
Other liabilities	556

Total liabilities	24,084

Net assets acquired	2,944

Goodwill recognized	$483

The estimated total merger consideration with a sensitivity analysis assuming a 15% increase and 15% decrease in the price per share of Citizens common stock from the baseline price of $42.85 (the closing price per share of Citizens common stock reported on the NYSE on September 10, 2021) reflects total consideration of $3,888 million and $2,966 million, respectively, and goodwill of $944 million and $22 million, respectively. The closing price per share of Citizens common stock on the NYSE on October 4, 2021 was $48.26 which, consistent with the sensitivity analysis, would increase the estimated total merger consideration and goodwill.

Note 3. Transaction Accounting Adjustments to Balance Sheet for Acquisition of HSBC Branches

Refer to the items below for a reconciliation of the transaction accounting adjustments reflected in the unaudited pro forma condensed combined balance sheet:

A.	Adjustment to cash and cash equivalents to reflect premium paid on deposits of 2%.

B.	Adjustment to loans to reflect acquired loans at the preliminary estimated fair market value.

C.	Adjustment for allowance for credit losses for estimate of lifetime credit losses for non-credit deteriorated loans and leases.

D.	Adjustment to goodwill to reflect preliminary estimated goodwill from acquisition of branches from HSBC.

E.	Adjustment to intangible assets to reflect preliminary core deposit intangible asset.

F.

Adjustment to net deferred taxes to reflect the preliminary estimated after-tax impact of provision expense recorded on the income statement, and related impact on equity, resulting in a deferred tax asset for the allowance for credit losses on acquired loans.

Note 4. Transaction Accounting Adjustments to Balance Sheet for Acquisition of Investors

Refer to items below for a reconciliation of the transaction accounting adjustments reflected in the unaudited pro forma condensed combined balance sheet:

A.	Adjustment to cash and cash equivalents for preliminary purchase consideration.

B.	Adjustment to debt securities to reflect preliminary fair value estimate of acquired investment securities.

C.

Adjustment to loans to reflect acquired loans at the preliminary estimated fair market value, which includes lifetime credit loss expectations and current interest rates, and gross-up for estimate of lifetime credit losses for purchased-credit deteriorated loans.

D.	Adjustments to allowance for credit losses as follows:

June 30, 2021	(in millions)
Eliminate Investors allowance for credit losses	$270
Recognize allowance for credit losses on credit-deteriorated loans	(163)
Recognize allowance for credit losses on non-credit deteriorated loans	(163)

Total	($56)

E.	Adjustments to goodwill as follows:

June 30, 2021	(in millions)
Eliminate Investors goodwill	($94)
Recognize goodwill as a result of combination of Citizens and Investors	483

Total	$389

F.	Adjustments to intangibles as follows:

June 30, 2021	(in millions)
Eliminate Investors intangibles	($4)
Reclassification of mortgage servicing rights to other assets	(11)
Recognize core deposit intangible asset	93
Recognize naming rights associated with sponsorship agreements	16

Total	$94

G.	Adjustments to other assets as follows:

June 30, 2021	(in millions)
Reclassification of mortgage servicing rights from intangibles	$11
Reclassification of deferred tax asset to deferred taxes, net	(116)

Total	($105)

H.	Adjustment to deposits to reflect preliminary fair value estimate of acquired interest-bearing deposits.

I.	Adjustments to deferred taxes, net as follows:

June 30, 2021	(in millions)
Reclassification of deferred tax asset from other assets	($116)
Deferred tax effect of other pro forma adjustments	37

Total	($79)

J.	Adjustment to long-term borrowed funds to preliminary estimate of fair market value of FHLB advances.

K.	Adjustments to other liabilities as follows:

June 30, 2021	(in millions)
Recognize adjustments for certain other liabilities resulting from acquisition	$78
Recognize liability for merger-related transaction costs, net of tax	59

Total	$137

L.	Adjustments to stockholders’ equity as follows:

June 30, 2021	(in millions)
Eliminate Investors common equity	($2,814)
Issue Citizens common stock to Investors shareholders	3,074
Recognize provision expense for non-credit deteriorated loans, net of tax	(121)
Recognize impact of merger-related transaction costs, net of tax	(59)

Total	$80

Note 5. Transaction Accounting Adjustment to Income Statement for Acquisition of HSBC Branches and Investors

Refer to the items below for a reconciliation of the transaction accounting adjustments reflected in the unaudited pro forma combined condensed statement of income:

A.	Net adjustment to interest income to record estimated amortization of premiums and accretion of discounts on acquired loans.

B.	Core deposit intangible asset will be amortized over 7.5 years.

Year ended December 31, 2020 (in millions)	Useful Life	Amortization expense (annual)
Core deposit intangible asset	7.5 years	$7
Amortization expense for the six months ended June 30, 2021		4

Amortization for the next 5 years
2021		$7
2022		7
2023		7
2024		7
2025		7

C.	Net adjustment to interest income to record estimated amortization of premiums and accretion of discounts on acquired loans and leases.

D.	Net adjustment to interest income to record estimated amortization of premiums and accretion of discounts on acquired investment securities.

E.	Net adjustment to interest expense to record estimated amortization of premiums and accretion of discounts on acquired deposits.

F.	Net adjustments to interest expense to record estimated accretion on acquired debt.

G.	Adjustment to record the provision for credit losses on non-credit deteriorated loans.

H.

Pro forma amortization expense includes amortization expense for the newly identified intangible assets less the amortization expense of Investors’ historical intangible assets. The core deposit intangible asset and the sponsorship intangible assets will be amortized over 7.5 years and 2 to 5 years, respectively.

Year ended December 31, 2020 (in millions)	Useful Life	Amortization expense (annual)
Core deposit intangible asset	7.5 years	$19
Sponsorship intangibles	2-5 years	5
Historic amortization expense		(1)

Net adjustment to amortization		$23

Amortization expense for the six months ended June 30, 2021		$11

Amortization for the next 5 years
2021		$24
2022		24
2023		20
2024		17
2025		13

I.	Adjustment to record the income tax impact on the adjustments utilizing the Citizens’ statutory income tax rate for the six months ended June 30, 2021 and the year ended December 31, 2020.

J.	Adjustment to record merger-related transaction costs of $74 million.

DESCRIPTION OF CITIZENS’ CAPITAL STOCK

The following summary is a description of the material terms of Citizens’ capital stock that does not purport to be complete and that is qualified by reference to the Citizens charter (including the certificates of designation relating to each series of Citizens preferred stock) and the Citizens bylaws. This summary should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 132 of this proxy statement/prospectus.

Citizens’ authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $25.00 per share. Shares of capital stock may be issued in certificated or uncertificated form.

Because Citizens is a holding company, the rights of Citizens to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of Citizens stockholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that Citizens itself may be a creditor of that subsidiary with recognized claims. Claims on Citizens’ subsidiaries by creditors other than Citizens will include substantial obligations with respect to deposit liabilities, indebtedness for borrowed money and purchased funds.

Description of Common Stock

Common Stock Outstanding

As of June 30, 2021, there were 425,954,291 shares of Citizens common stock outstanding which were held of record by ten stockholders of record (including Cede & Co.). This stockholder figure does not include what Citizen estimates to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. All outstanding shares of Citizens common stock are fully paid and non-assessable.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Citizens common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Citizens board out of funds legally available for dividends.

Voting Rights

The holders of Citizens common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of the preferred stock.

Rights Upon Liquidation

In the event of Citizens’ liquidation, dissolution or winding up, the holders of Citizens common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Rights

The holders of Citizens common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Citizens common stock.

Description of Preferred Stock

General

The Citizens board has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Citizens stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Citizens without further action by the stockholders and may adversely affect the voting and other rights of the holders of Citizens common stock.

The following series of Citizens preferred stock are issued and outstanding:

•	300,000 shares of 6.000% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 liquidation preference per share, which we refer to as the “Series B preferred stock”;

•	300,000 shares of 6.375% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, $1,000 liquidation preference per share, which we refer to as the “Series C preferred stock”;

•	300,000 shares of 6.350% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, $1,000 liquidation preference per share, which we refer to as the “Series D preferred stock”;

•	450,000 shares of 5.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series E, $1,000 liquidation preference per share, which we refer to as the “Series E preferred stock”;

•	400,000 shares of 5.650% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F, $1,000 liquidation preference per share, which we refer to as the “Series F preferred stock”; and

•	300,000 shares of 4.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series G, $1,000 liquidation preference per share, which we refer to as the “Series G preferred stock.”

Unless otherwise indicated, the terms and provisions described below relate to each of Citizens’ Series B preferred stock, the Series C preferred stock, the Series D preferred stock, the Series E preferred stock, the Series F preferred stock and the Series G preferred stock, which we collectively refer as the “Citizens preferred stock.” Other than as described below, the terms of the Series B preferred stock, the Series C preferred stock, the Series D preferred stock, the Series E preferred stock, the Series F preferred stock and the Series G preferred stock are substantially similar.

Ranking

Each series of Citizens preferred stock ranks on a parity with each other as to payment of dividends and amounts payable upon liquidation, dissolution or winding up of the company. Each series of Citizens preferred stock ranks prior to the Citizens common stock as to payment of dividends and amounts payable on liquidation, dissolution or winding up.

Conversion

No shares of the Series B preferred stock, the Series C preferred stock, the Series D preferred stock, the Series E preferred stock, the Series F preferred stock or the Series G preferred stock are convertible into Citizens common stock or any other class or series of Citizens’ securities.

Dividends

Dividends on the Citizens preferred stock, if declared by the Citizens board, accrue and are payable at the respective rates specified below:

•

Series B preferred stock: semi-annually at a fixed rate per annum equal to 6.000% to, but excluding, July 6, 2023 and thereafter quarterly at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.003%;

•

Series C preferred stock: quarterly at a fixed rate per annum equal to 6.375% to, but excluding, April 6, 2024 and thereafter quarterly at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.157%;

•

Series D preferred stock: quarterly at a fixed rate per annum equal to 6.350% to, but excluding, April 6, 2024 and thereafter quarterly at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.642%;

•	Series E preferred stock: quarterly at a fixed rate per annum equal to 5.000%;

•

Series F preferred stock: quarterly at a fixed rate per annum equal to 5.650% to, but excluding, October 6, 2025 and thereafter quarterly at a rate equal to the Five-year U.S. Treasury Rate, plus 5.313%; and

•

Series G preferred stock: quarterly at a fixed rate per annum equal to 4.000% to, but excluding, October 6, 2026 and thereafter quarterly at a rate equal to the Five-year U.S. Treasury Rate, plus 3.215%.

Dividends on the shares of Citizens preferred stock are non-cumulative. Shares of the Citizens preferred stock have priority over the Citizens common stock with regard to the payment of dividends.

Redemption

The Citizens preferred stock is not subject to any sinking fund or other similar obligation for repurchase or retirement. The Citizens preferred stock is redeemable at Citizens’ option as follows:

•

the Series B preferred stock is redeemable (i) in whole or in part, from time to time, on any dividend payment date on or after July 6, 2023 or (ii) in whole but not in part at any time within ninety (90) days of certain changes to regulatory capital requirements, in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends;

•

the Series C preferred stock is redeemable (i) in whole or in part, from time to time, on any dividend payment date on or after April 6, 2024 or (ii) in whole but not in part at any time within ninety (90) days of certain changes to regulatory capital requirements, in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends;

•

the Series D preferred stock is redeemable (i) in whole or in part, from time to time, on any dividend payment date on or after April 6, 2024 or (ii) in whole but not in part at any time within ninety (90) days of certain changes to regulatory capital requirements, in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends;

•

the Series E preferred stock is redeemable (i) in whole or in part, from time to time, on any dividend payment date on or after January 6, 2025 or (ii) in whole but not in part at any time within ninety (90) days of certain changes to regulatory capital requirements, in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends;

•

the Series F preferred stock is redeemable (i) in whole or in part, from time to time, on any dividend payment date on or after October 6, 2025 or (ii) in whole but not in part at any time within ninety (90) days of certain changes to regulatory capital requirements, in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends; and

•

the Series G preferred stock is redeemable (i) in whole or in part, from time to time, on any dividend payment date on or after October 6, 2026 or (ii) in whole but not in part at any time within ninety (90) days of certain changes to regulatory capital requirements, in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Voting

The Citizens preferred stock does not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if Citizens fails to pay for the equivalent of three semi-annual or six full quarterly dividend payments, whether or not for consecutive periods, the right to vote on certain matters that could adversely affect the holders of the Citizens preferred stock and on certain other matters to the extent required by law.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Citizens, whether voluntary or involuntary, before any distribution or payment out of Citizens’ assets may be made to or set aside for the holders of any capital stock ranking junior to the Citizens preferred stock, holders of Citizens preferred stock will be entitled to receive out of Citizens’ assets legally available for distribution to Citizens’ stockholders (i.e., after satisfaction of all liabilities to creditors, if any) an amount equal to $1,000 per share, plus any dividends that have been declared but not paid prior to the date of payment of distributions to stockholders, without regard to any undeclared dividends.

Anti-Takeover Effects of Some Provisions

Some provisions of the Citizens charter and the Citizens bylaws could make the following more difficult:

•	acquisition of control of Citizens by means of a proxy contest or otherwise; or

•	removal of Citizens’ incumbent officers and directors.

These provisions, as well as Citizens’ ability to issue preferred stock, make coercive takeover practices and inadequate takeover bids more difficult to execute. These provisions are also designed to encourage persons seeking to acquire control of Citizens to first negotiate with the Citizens board.

Election and Removal of Directors

The number of directors that will constitute the Citizens board will be fixed from time to time by resolution of the board, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of certain events involving the non-payment of dividends. The board currently has 13 members.

The Citizens charter and bylaws provide that directors may be removed, with or without cause, by an affirmative vote of holders of shares representing a majority of the outstanding shares then entitled to vote at an election of directors. Any vacancy occurring on the board and any newly created directorship may be filled only by a vote of a majority of the remaining directors in office or by the sole director remaining in office.

Limits on Written Consents

The Citizens charter and bylaws provide that stockholder action, other than actions by the holders of one or more classes of preferred stock, can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Stockholder Meetings

The Citizens charter and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, Citizens’ chief executive officer or the Citizens board, pursuant to a resolution adopted by a majority of the board, or Citizens’ corporate secretary, upon written request by record stockholders owning at least twenty-five percent (25%) of the voting power of all outstanding share of Citizens common stock.

Super-Majority Approval Requirements

The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Citizens charter and bylaws provide that the affirmative vote of holders of 75% of the total voting power of Citizens outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to voting rights, the structure and authority of the board, meetings of stockholders, indemnification of directors and officers, amendment of Citizens charter or bylaws, and certain other provisions. This requirement of a super-majority vote to approve amendments to the Citizens charter and bylaws could enable a minority of Citizens stockholders to effectively exercise veto power over any such amendments.

Other Limitations on Stockholder Actions

Citizens bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in the Citizens bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must generally deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to the Citizens corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	a description of all agreements, arrangements and understandings between the stockholder and any other person (including the names of such persons) in connection with the proposal.

To be timely, a stockholder must generally deliver notice to the corporate secretary:

•

in connection with an annual meeting of stockholders, not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the first anniversary of the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by Citizens not later than the close of business (A) no earlier than one hundred twenty (120) days prior to the annual meeting and (B) no later than seventy (70) days prior to the date of the meeting or the 10th day following the day on which Citizens first publicly announces the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, (A) not earlier than one hundred fifty (150) days prior to the date of the special meeting nor (B) later than the later of one hundred twenty (120) days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made.

In order to submit a nomination for the board, a stockholder must also submit any information with respect to the nominee that Citizens would be required to include in a proxy statement, as well as some other information.

A stockholder may also submit a nomination for the board or the proposal of other business by submitting a proposal to Citizens in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by Citizens to solicit proxies for the meeting of stockholders.

If a stockholder fails to follow the required procedures, the stockholder’s proposal or nomination will be ineligible and will not be voted on by Citizens stockholders.

Restrictions on Ownership

The BHC Act requires any “bank holding company,” as defined in the BHC Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of Citizens common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of Citizens common stock under the Change in Bank Control Act of 1978, as amended. Any holder of 25% or more of Citizens common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over Citizens, is subject to regulation as a bank holding company under the BHC Act.

Under the regulations of the Federal Reserve Board implementing the BHC Act, if any holder of any series of preferred stock is or becomes entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or such lower amount of the preferred stock, may be deemed, when coupled with other factors, to constitute a “controlling influence” over Citizens, and will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the approval of the Federal Reserve Board under the BHC Act to acquire or maintain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or maintain 10% or more of that series.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Citizens stockholders will have appraisal rights in connection with a merger or consolidation of Citizens. Pursuant to the DGCL, Citizens stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of Citizens stockholders may bring an action in Citizens’ name to procure a judgment in Citizens’ favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Citizens’ shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Forum Selection

Pursuant to the Citizens charter, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on Citizens’ behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Citizens to Citizens or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of Citizens’ capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Limitation of Liability of Directors and Officers

The Citizens charter provides that no director will be personally liable to Citizens or Citizens stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to Citizens or its stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither Citizens nor Citizens stockholders have the right, through stockholders’ derivative suits on Citizens’ behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

The Citizens bylaws provide that, to the fullest extent permitted by law, Citizens will indemnify any of its officers or directors against all damages, claims and liabilities arising out of the fact that the person is or was a director or officer of Citizens, or served any other enterprise at Citizens’ request as a director, officer, employee, agent or fiduciary. Citizens will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when Citizens receives an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by Citizens. Amending this provision will not reduce Citizens’ indemnification obligations relating to actions taken before an amendment.

Indemnification Agreements

Citizens has entered into an indemnification agreement with each of its directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, Citizens has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Listing

Citizens common stock is listed on the NYSE under the symbol “CFG.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Citizens common stock and preferred stock is Computershare Trust Company, N.A.

COMPARISON OF STOCKHOLDER RIGHTS

Citizens is incorporated under the laws of the State of Delaware, and, accordingly, the rights of Citizens stockholders are governed by Delaware law. Investors is incorporated under the laws of the State of Delaware, and, accordingly, the rights of Investors stockholders are governed by Delaware law. If the merger is completed, Investors stockholders will receive as part of the merger consideration shares of Citizens common stock. Thus, following the merger, the rights of Investors stockholders who become Citizens stockholders in the merger will continue to be governed by Delaware law but will no longer be governed by the Investors charter and Investors bylaws and instead will be governed by the Citizens charter and Citizens bylaws.

The following is a summary of certain material differences between (a) the current rights of Investors stockholders under the Investors charter, Investors bylaws, and Delaware law, including the DGCL, and (b) the current rights of Citizens stockholders under the Citizens charter, the Citizens bylaws, and Delaware law, including the DGCL, which will govern the rights of Investors stockholders who become Citizens stockholders following the merger.

The following summary is not a complete statement of the rights of holders of the two companies’ capital stock or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Investors’ and Citizens’ governing documents, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 144 of this proxy statement/prospectus.

Citizens	Investors
Authorized Capital Stock

The Citizens charter authorizes 1,100,000,000 shares, divided into two classes consisting of:

(a)   1,000,000,000 shares of common stock, par value $0.01 per share; and

(b)   100,000,000 shares of preferred stock, par value $25.00 per share. The Citizens board is authorized to issue the preferred stock in one or more classes or series.

The Investors charter authorizes 1,100,000,000 shares, divided into two classes consisting of:

(a)   1,000,000,000 shares of common stock, par value $0.01 per share; and

(b)   100,000,000 shares of preferred stock, par value $0.01 per share. The Investors board is authorized to issue the preferred stock in series.

Voting Rights
The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.	The holders of common stock are entitled to one vote per share on all matters presented to stockholders. However, Investors charter provides that a record owner of Investors common stock who beneficially owns, either directly or indirectly, in excess of 10% of Investors shares then outstanding (the “10% limit”), is not entitled to any vote in respect of the shares held in excess of the 10% limit.
Quorum
Under the Citizens bylaws, the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities generally entitled to	Investors’ bylaws provide that, subject to any limitations contained in the Investors charter, a majority of the outstanding shares entitled to vote,

Citizens	Investors
vote at a meeting of stockholders shall constitute a quorum for the transaction of business, subject to Delaware law.

represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, provided that if less than a majority of the outstanding shares are represented at a meeting, the chairman of the meeting or the holders of a majority of shares so represented may adjourn the meeting from time to time.

Under the Investors charter, the presence, in person or by proxy, of one-third of the votes entitled to be cast by the holders of shares of capital stock of Investors entitled to vote shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law or expressly provided in the Investors charter.

Rights of Preferred Stock
The Citizens board is empowered to fix the rights, preferences, privileges and restrictions of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemptions, redemption prices and liquidation preferences with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.	The Investors charter authorizes the board, subject to any limitations prescribed by law, to issue shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.
Number of Directors
The Citizens charter provides that the number of directors consist of not less than five nor more than 25 persons, with the exact number being fixed by the Citizens board. There are currently 13 directors on the Citizens board.	The Investors charter provides that the number of directors will be fixed from time to time exclusively by a resolution adopted by a majority of the Investors board. There are currently 11 directors on the Investors board.
Class of Directors
Citizens’ board is declassified. Each member is elected annually to Citizens’ board of directors for a one-year term.	The Investors charter provides that the board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected each year.

Citizens	Investors
Filling Vacancies on the Board of Directors
Under the Citizens charter, vacancies on the Citizens board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors, except as otherwise required by law, shall be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office until the next election of directors.	Under the Investors charter, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Investors board resulting from death, resignation, retirement, disqualification, removal from office or other cause, subject to the rights of the holders of any series of preferred stock then outstanding, may be filled only by a majority vote of the directors then in office (although less than a quorum), and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.
Cumulative Voting
The Citizens charter and Citizens bylaws do not provide for cumulative voting.	The Investors charter prohibits cumulative voting in the election of directors.
Removal of Directors
Under the Citizens charter, any director may be removed, with or without cause, by an affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of Citizens generally entitled to vote in the election of directors, voting together as a single class.	The Investors charter provides that, subject to the rights of the holders of any series of Investors preferred stock then outstanding, a director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of Investors entitled to vote generally in the election of directors, voting together as a single class.
Stockholder Proposals and Director Nominations
The Citizens bylaws provide that, for a director nomination or other business to be properly brought before an annual meeting of the stockholders, a stockholder must deliver notice to the secretary of Citizens at the principal executive offices of Citizens not less than 120 days nor more than 150 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced by more than 30 days before or delayed by more than 70 days after such anniversary date, to be timely, notice by the stockholder must be received by Citizens no earlier than 120 days prior to such annual meeting and no later than 70 days prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Citizens. Any	The Investors bylaws provide that, for director nominations or other business to be properly brought before an annual meeting by a stockholder, (i) the stockholder must have given timely notice thereof in writing to the secretary of Investors, (ii) such business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided Investors with a “solicitation notice” (as defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of Investors’ voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy

Citizens	Investors
nomination or notice of stockholder business must contain specific information, including the following: (a) for proposed nominees, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee, to serving as a director if elected, (b) for other business proposals, (i) a brief description of the business desired to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Citizens bylaws, the text of the proposed amendment), (iii) the reasons for conducting such business and (iv) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such stockholder and any such beneficial owner; (ii) for each class or series, the number of shares of capital stock of Citizens that are held of record or are beneficially owned by such stockholder and by any such beneficial owner, (iii) a representation that the stockholder is a holder of record of shares of Citizens entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal and (iv) certain other requirements set forth in the Citizens bylaws in connection with interested persons and solicitation notices.	statement and form of proxy to holders of a percentage of Investors’ voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the solicitation notice and (iv) if no solicitation notice relating thereto has been timely, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice under the Investors bylaws. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of Investors not less than 90 days prior to the date of Investors’ proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the elections of such nominees as directors pursuant to Regulation 14A under the Exchange Act, and such person’s written consent to serve as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such stockholder, as they appear on Investors’ books, and of such beneficial owner, (b) the class and number of shares of Investors that are owned beneficially and of record by such stockholder and such beneficial owner and (c) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of Investors’ voting shares required under applicable law to carry the proposal

Citizens	Investors
or, in the case of a nomination or nominations, a sufficient number of holders of Investors’ voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “solicitation notice”).
Proxy Access
The Citizens bylaws permit a stockholder, or a group of up to 20 stockholders, who have maintained continuous ownership of 3% or more of the outstanding shares of Citizens common stock for at least the previous three years (as of the date the nomination notice is submitted to Citizens and through the meeting date) to nominate and include in Citizens’ annual meeting proxy materials director nominees constituting up to 20% of the Citizens in office, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Citizens bylaws and Citizens receives timely notice of such nominations as required under the Citizens bylaws. The Citizens bylaws provide that each stockholder seeking to include a director nominee in Citizens’ proxy materials is required to provide Citizens with certain information and undertakings specified in the Citizens bylaws.	The Investors bylaws do not provide for proxy access.
Stockholder Action by Written Consent
The Citizens charter and bylaws provide that, subject to the rights of the holders of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be effected only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and Citizens bylaws, and may not be taken by written consent of stockholders without a meeting.	The Investors bylaws provide that any action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting, if all stockholders consent thereto in writing.
Charter Amendments
Under the Citizens charter, Citizens reserves the right to amend the Citizens charter in any manner permitted by Delaware Law. However, certain provisions may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of such provisions, unless such action is approved by the affirmative vote of the holders of not less than 75% of the total voting power of all outstanding securities of Citizens generally entitled to vote in the election of directors. These provisions	The Investors charter provides that Investors has the right to amend or repeal any provision in the charter in the manner prescribed by the DGCL, and that all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, the affirmative vote of the holders of at least 85% of the voting power of all of the then-outstanding shares of the capital stock of Investors entitled to vote generally in the election of directors (but subject to the 10% limit), voting together as a single class, shall be required to amend or repeal certain provisions of

Citizens	Investors
include Section 4.02 (relating to the voting rights of Citizens capital stock), Article 6 (relating to the Citizens board), Article 7 (relating to the meeting of stockholders), Article 8 (relating to the indemnification of the directors and officers of Citizens) and Article 11 (relating to the amendment of the Citizens charter).	the Investors charter, which include Article 4.C (relating to the 10% limit); Article 5.B, 5.C and 5D (relating to cumulative voting, action by unanimous written consent of the stockholders and the manner of calling special meetings); Article 6 (prescribing the manner of election and removal of directors, filling of director vacancies and certain advance notice requirements for stockholder nominations); Article 7 (relating to the manner of amendment of the bylaws); Article 11 (relating to the exclusive forum for assertion of certain claims) and Article 12 (relating to the manner of amendment of the Investors charter).
Bylaw Amendments
The Citizens bylaws may be altered, amended or repealed, or new bylaws may be made (i) by the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of Citizens, generally entitled to vote thereon at any annual or special meeting thereof or (ii) by a majority of the Citizens board, provided that certain provisions may not be repealed or amended unless approved by (i) a vote of not less than 75% of the total voting power of all outstanding securities of Citizens, or (ii) by a majority of the Citizens board. These provisions include Article 2 (relating to meetings of stockholders), Article 3 (relating to directors), Article 4 (relating to officers) and Section 6.06 (relating to amendments).	The Investors charter and the Investors bylaws authorize the Investors board to adopt, amend or repeal the Investors bylaws by the affirmative vote of a majority of the entire Investors board. The Investors charter and the Investors bylaws also provide that the Investors stockholders may adopt, amend or repeal the Investors bylaws by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Investors entitled to vote (after giving effect to the 10% limit), voting together as a single class.
Special Meetings of Stockholders
The Citizens bylaws, subject to the rights of the holders of any series of preferred stock, provide that special meetings of the stockholders may be called by the chairman of the board, the chief executive officer, or resolution of a majority of the board. The Citizens bylaws provide that a special meeting shall be called by the secretary upon the written request of record stockholders who own at least 25% of the voting power of all outstanding shares of common stock of Citizens and who have continuously owned 25% for a one year period ending on the date of submitting the stockholders written request to call a special meeting.

The Investors charter provides that special meetings of stockholders may be called only by the Investors board pursuant to a resolution adopted by a majority of the total number of authorized directorships (i.e., not taking into account any vacancies at the time such resolution is presented to the board of directors).

The Investors bylaws provide that special meetings of stockholders may be called by or upon the direction of the chairman of the Investors board, chief executive officer, president or a majority of the authorized directorships, and that only such business shall be conducted at such meeting as shall have been brought before the meeting pursuant to the notice of meeting.

Notice of Meetings of Stockholders
The Citizens bylaws require written notice that states the place (if any), date, hour, means of remote communications (if any) by which stockholders and	The Investors bylaws require that written notice stating the place, day and hour of each meeting of stockholders and the purpose or purposes for which

Citizens	Investors
proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose(s) of the meeting. Notice must be given to each stockholder of record entitled to vote at the meeting not fewer than 10 nor more than 60 days before the date of the meeting.	the meeting is called be delivered not less than 10 nor more than 60 days before such meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting.
Proxies
The Citizens bylaws provide that a stockholder may vote either in person or by proxy. No proxy shall be voted after 3 years from its date, unless said proxy provides for a longer period. A stockholder may authorize another person to act as proxy by cable, telegram or by any means of electronic communication permitted by law.	The Investors bylaws provide that every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed with Investors and in accordance with any procedures established for the meeting. No proxy shall be valid after 11 months from the date of its execution except for a proxy coupled with an interest. Any facsimile telecommunication, e-mail delivery of a “.PDF” format data file, or other reliable reproduction of the writing or transmission, may be substituted or used in lieu of the original writing or transmission, provided that such copy, facsimile telecommunication, e-mail or other reproduction shall be a complete reproduction of the entire original writing or transmission.
Limitation of Personal Liability of Directors

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

The Citizens charter provides that a director or officer shall not be liable to Citizens or its stockholders for monetary damage for a breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

The Investors charter provides that a director of Investors shall not be personally liable to Investors or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Investors or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Investors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Indemnification of Directors and Officers
The Citizens charter provides that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal,	The Investors charter provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or

Citizens	Investors
administrative or investigative, by reason of the fact that such person is or was a director or officer of Citizens or is or was serving at the request of Citizens as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by Citizens to the fullest extent permitted by Delaware Law. The right to indemnification conferred by the Citizens charter also includes the right to be paid by Citizens the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law.	was a director or an officer of Investors or is or was serving at the request of Investors as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Investors to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Investors to provide broader indemnification rights than such law permitted Investors to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Except with respect to proceedings to enforce rights to indemnification, Investors shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of directors of Investors. The right to indemnification conferred by the Investors charter includes the right to be paid by Investors the expenses incurred in defending any such proceeding in advance of its final disposition.
Business Combination Restrictions

Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity for a period of three years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three-year waiting period requirement if:

•  prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•  upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns

Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity for a period of three years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three-year waiting period requirement if:

•  prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•  upon the completion of the transaction in which the stockholder became an interested

Citizens	Investors

at least eighty-five percent (85%) of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•  the business combination is approved by the board of directors and by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers with an aggregate market value of at least ten percent of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) at least fifteen percent of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its charter or bylaws, but Citizens has not done so.

stockholder, the interested stockholder owns at least eighty-five percent (85%) of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•  the business combination is approved by the board of directors and by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers with an aggregate market value of at least ten percent of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) at least fifteen percent of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its charter or bylaws, but Investors has not done so.

Mergers, Acquisitions and Other Transactions

The DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation.

The Citizens bylaws provide that, unless otherwise required by law, the Citizens charter or the Citizens bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

The DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation.

The Investors bylaws provide that other than elections of directors (which shall be determined by a plurality vote) and except as otherwise required by law, all other matters shall be determined by a majority of the stockholder votes cast affirmatively or negatively.

Stockholder Rights Plan
Citizens does not currently have a rights plan in effect.	Investors does not currently have a rights plan in effect.

Citizens	Investors
Exclusive Forum Bylaw
The Citizens charter provides that unless Citizens consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law or regulation, including the rules of any exchange on which Citizens’ securities are listed, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Citizens, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Citizens to Citizens or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware law, the Citizens charter or the Citizens bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.	The Investors charter provides that unless Investors consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Investors, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Investors to Investors or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Citizens’ Annual Report on Form 10-K for the year ended December 31, 2020 and the effectiveness of Citizens’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, that are incorporated herein by reference which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the Company changing its method for estimating the allowance for credit losses on January 1, 2020 due to the adoption of Financial Instruments—Credit Losses (Topic 326), and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Investors as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the Citizens common stock to be issued in connection with the merger will be passed upon for Citizens by Sullivan & Cromwell LLP, New York, New York, counsel for Citizens.

Certain federal income tax consequences of the merger will be passed upon for Citizens by Sullivan & Cromwell LLP, New York, New York, and for Investors by Luse Gorman, PC, Washington D.C.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement/prospectus or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified Investors of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for Investors.

Investors will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Investors’ Investor Relations Department at (855) 422-6548. If you want to receive separate copies of an Investors proxy statement/prospectus, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Investors at the above address and telephone number.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Investors

Investors does not anticipate holding a 2022 annual meeting of shareholders if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, Investors may hold an annual meeting in 2022. Any stockholder nominations or proposals for business intended to be presented by a stockholder at Investors’ next annual meeting must be submitted to Investors as set forth below.

To be eligible under Exchange Act Rule 14a-8 for inclusion in the proxy statement for Investors’ 2022 annual meeting of stockholders, stockholder proposals must be received at Investors’ executive office, 101 JFK Parkway, Short Hills, New Jersey 07078, no later than December 16, 2021. However, if the date of Investors’ 2022 annual meeting is changed by more than thirty (30) days from May 25, 2022, the one year anniversary of Investors’ 2021 annual meeting of stockholders, the deadline for the submission of a stockholder proposal under Rule 14a-8 is a reasonable time before Investors begins to print and send its proxy materials. Any stockholder proposal submitted to Investors must be in writing and must comply with the requirements of Rule 14a-8.

The bylaws of Investors also provide an advance notice procedure for certain business, or nominations to the board of directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, the stockholder must give written notice to the Corporate Secretary of Investors not less than ninety (90) days prior to the date of Investors’ proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made. The notice must include the stockholder’s name, record address, and number of shares owned, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the stockholder in the proposed business. Nothing in this paragraph will be deemed to require Investors to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal under SEC Rule 14a-8.

WHERE YOU CAN FIND MORE INFORMATION

Investors and Citizens file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including both Investors and Citizens, which can be accessed at http://www.sec.gov. In addition, you may obtain free copies of the documents Investors files with the SEC by going to Investors’ website at www.myinvestorsbank.com in the “Investors Relations” section or by contacting Investors Bancorp, Inc., 101 John F. Kennedy Parkway, Short Hills, New Jersey 07078, Attention: Investor Relations, Telephone: (973) 924-5100. You may obtain free copies of the documents Citizens files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to Citizens’ website at www.citizensbank.com in the “Investors Relations” section or by contacting Citizens Financial Group, Inc., One Citizens Plaza, Providence, Rhode Island 02903, Attn: Investor Relations, Telephone: (203) 900-6715. The Internet website addresses of Investors and Citizens are provided as inactive textual references only. The information provided on the Internet websites of Investors and Citizens, other than copies of the documents listed below that have been filed with the SEC and specifically incorporated by reference herein, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Citizens has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Citizens’ securities to be issued in the merger. This document constitutes the prospectus of Citizens filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Investors and Citizens to “incorporate by reference” into this proxy statement/prospectus documents Investors and Citizens file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Citizens to register the shares of Citizens common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Investors and Citizens can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Investors and Citizens file with the SEC will update and supersede that information. Investors and Citizens incorporate by reference the documents listed below and any documents subsequently filed by them pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and until the date that the offering of Citizens common stock is terminated.

Investors:

•

Annual Report on Form 10-K for the fiscal year ended December  31, 2020 (including information specifically incorporated therein by reference from the Definitive Proxy Statement on Schedule 14A for the 2021 Annual Meeting of Shareholders, filed on April 15, 2021);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021; and

•

Current Reports on Form 8-K filed on January 26, 2021, May  25, 2021 (only those portions deemed filed and not furnished), May  27, 2021, July  28, 2021 (only those portions deemed filed and not furnished), July  30, 2021, August  2, 2021 and August 30, 2021.

Citizens:

•

Annual Report on Form 10-K for the fiscal year ended December  31, 2020 (including information specifically incorporated therein by reference from the Definitive Proxy Statement on Schedule 14A for the 2021 Annual Meeting of Shareholders, filed on March 5, 2021);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021;

•

Current Reports on Form 8-K filed on January 12, 2021, January  20, 2021 (only those portions deemed filed and not furnished), January  27, 2021, February  10, 2021, February  11, 2021, February 24, 2021, February 24, 2021, April  23, 2021, June  4, 2021, June  11, 2021, July  9, 2021, July  28, 2021, July  30, 2021, September  8, 2021 (only those portions deemed filed and not furnished) and September 14, 2021 (only those portions deemed filed and not furnished); and

•	Description of Citizens common stock, par value $0.01 per share, contained in Registration Statement on Form 8-A, relating to Citizens common stock, filed on September 19, 2014.

Notwithstanding the foregoing, information furnished by Investors or Citizens on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF INVESTORS COMMON STOCK AT THE SPECIAL MEETING. NEITHER INVESTORS NOR CITIZENS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS DOCUMENT BY REFERENCE OR IN CITIZENS’ OR INVESTORS’ AFFAIRS SINCE THE DATE OF THIS DOCUMENT.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of July 28, 2021

by and between

CITIZENS FINANCIAL GROUP, INC.

and

INVESTORS BANCORP, INC.

A-i

Exhibit A	Form of Bank Merger Agreement
Exhibit B	Key Employees
Exhibit C	Foundation Actions

A-ii

AGREEMENT AND PLAN OF MERGER, dated as of July 28, 2021 (this “Agreement”), by and between Citizens Financial Group, Inc., a Delaware corporation (“Parent”), and Investors Bancorp, Inc., a Delaware corporation (the “Company”) (hereinafter referred to individually as a “Party” and collectively as the “Parties”).

RECITALS

A. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”), the Company will merge with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”).

B. Promptly following the Merger, Investors Bank, a New Jersey state-chartered bank and a wholly-owned subsidiary of the Company (“Investors Bank”), will merge with and into Citizens Bank, National Association, a national association (“Citizens Bank”) (the “Bank Merger”), with Citizens Bank as the surviving bank (the “Surviving Bank”).

C. The respective boards of directors of each of Parent and the Company have determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of their respective companies and their respective stockholders, as applicable, and have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Bank Merger, all upon the terms and subject to the conditions set forth herein.

D. For United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Parties intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and for this Agreement to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

E. The Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

F. In connection with the consummation of the transactions contemplated by this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the individuals listed on Exhibit B hereto (the “Key Employees”) is entering into a new letter agreement with Parent and Citizens Bank, to be effective as of (and subject to the occurrence of) the Effective Time.

G. Prior to the execution of this Agreement, in light of the Merger, the board of directors or board of trustees, as applicable, of each of the Investors Foundations has adopted resolutions related to, and shall take other actions required to give effect to, the matters set forth in detail in Exhibit C hereto (collectively, the “Foundation Actions”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“2006 Company Stock Plan” has the meaning set forth in Section 3.04(a).

“2015 Company Stock Plan” has the meaning set forth in Section 3.04(a).

“Acquisition Proposal” means (A) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries that if consummated, would result in any Person (or the stockholders of any Person) owning 25% or more of the total voting power of the Company or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity and (B) any proposal or offer to acquire in any manner, directly or indirectly, 25% or more of the total voting power of any class of equity securities of the Company or those of any of its Subsidiaries or 25% or more of the Company’s consolidated total assets (including equity securities of its Subsidiaries), in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 8.02.

“ALLL” has the meaning set forth in Section 4.01(u).

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.06(c)(ii).

“Anti-Bribery and Anti-Corruption Laws” means the FCPA and all other applicable anti-bribery and anti-corruption Laws.

“Bank Merger” has the meaning set forth in the Recitals to this Agreement.

“Bank Merger Agreement” has the meaning set forth in Section 2.03.

“Bank Merger Effective Time” has the meaning set forth in Section 2.03.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.01(e).

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 4.01(s)(ii).

“Book-Entry Share” has the meaning set forth in Section 3.01(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions located in the states of New York, New Jersey or Rhode Island are authorized or obligated to close.

“Certificate” has the meaning set forth in Section 3.01(a).

“Certificate of Merger” has the meaning set forth in Section 2.02.

“Citizens Bank” has the meaning set forth in the Recitals to this Agreement.

“Claim” has the meaning set forth in Section 5.10(a).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 5.11(c).

“Company Applicable Date” has the meaning set forth in Section 4.01(g).

“Company Benefit Plans” has the meaning set forth in Section 4.01(n).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 5.05.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Change of Recommendation” has the meaning set forth in Section 5.06(c)(i).

“Company Charter” means the certificate of incorporation of the Company, as amended.

“Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Designated Directors” has the meaning set forth in Section 5.19(a).

“Company Disclosure Schedule” has the meaning set forth in Section 4.03.

“Company Equity Award Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient obtained by dividing (x) the Per Share Cash Consideration by (y) the Parent Average Closing Price.

“Company Equity Awards” has the meaning set forth in Section 3.04(c).

“Company ERISA Affiliate” has the meaning set forth in Section 4.01(n)(vii).

“Company Intellectual Property” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Loan Property” has the meaning set forth in Section 4.01(o).

“Company Owned Properties” has the meaning set forth in Section 4.01(w)(i).

“Company Meeting” has the meaning set forth in Section 5.05.

“Company Option” has the meaning set forth in Section 3.04(a).

“Company Qualified Plans” has the meaning set forth in Section 4.01(n)(v).

“Company Real Property” has the meaning set forth in Section 4.01(w)(i).

“Company Restricted Share” has the meaning set forth in Section 3.04(b).

“Company SEC Reports” has the meaning set forth in Section 4.01(g).

“Company Shareholder Approval” means the approval of this Agreement and the Merger by the affirmative vote or requisite consent of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Meeting.

“Company Stock Plan” has the meaning set forth in Section 3.04(a).

“Company Subordinated Notes” means the Company’s 6.50% Fixed to Floating Rate Subordinated Notes due October 1, 2027 in an aggregate principal amount of $13,500,000.

“Confidentiality Agreement” has the meaning set forth in Section 5.07(b).

“Contagion Event” means the outbreak or continued presence of contagious disease, epidemic or pandemic (including SARS-CoV-2 or COVID-19, or any evolutions or mutations of thereof, or any other viruses (including influenza)), and the governmental responses thereto).

“Contagion Event Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Contagion Event.

“Continuing Company Employees” has the meaning set forth in Section 5.11(a).

“Contract” or “Contracts” has the meaning set forth in Section 4.01(f)(ii).

“Criticized Loans” has the meaning set forth in Section 4.02(t)(v).

“Deposit Insurance Fund” means the Deposit Insurance Fund administered by the FDIC.

“DGCL” has the meaning set forth in the Recitals to this Agreement.

“Dissenting Stockholders” has the meaning set forth in Section 3.01(c).

“Effective Time” has the meaning set forth in Section 2.02.

“End Date” has the meaning set forth in Section 7.01(b).

“Environmental Laws” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, common Law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, employee exposure, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESOP” has the meaning set forth in Section 4.01(n)(iv).

“ESOP Loan” has the meaning set forth in Section 4.01(n)(iv).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.03(a).

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Excluded Shares” has the meaning set forth in Section 3.01(c).

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FCPA” means the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §78dd-1 et seq.), as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Foundation Actions” has the meaning set forth in the Recitals to this Agreement.

“GAAP” means generally accepted accounting principles in the United States, consistently applied over the period involved.

“Government Shutdown” means any shutdown or material limiting of certain U.S. or foreign federal, state or local government services.

“Governmental Authority” means any federal, state or local court, tribunal, arbitral, governmental, administrative or regulatory authority (including any Regulatory Authorities), agency, commission, body or other governmental entity or instrumentality.

“Hazardous Substance” means any substance in any concentration that is: (i) listed, classified or regulated pursuant to any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, mold, PFAS/PFOA compounds or radon or (iii) any other substance which has been, is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 5.10(a).

“Intellectual Property Rights” means any or all intellectual property or proprietary rights arising under the laws of the United States, any state thereof, or of any other jurisdiction in the world, including all rights in or to: (a) patents (including design patents) and utility models of any kind, patent applications and registrations, including revisions, supplementary protection certificates, provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuation-in-part, divisionals, renewals, reissues, re-examinations, substitutions, and extensions thereof; (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trade names, corporate names, service names, symbols, logos, trade dress, packaging design, slogans, Internet domain names, uniform resource locators and other similar identifiers of origin, in each case whether or not registered, and any and all common law rights thereto, registrations and applications for registration thereof, and any goodwill associated therewith and symbolized thereby; (c) published and unpublished works of authorship whether or not copyrightable, including Software, website and mobile content, social media accounts, applications, data, databases, and other compilations of information, manual and other documentation, in each case, whether or not registered or sought to be registered, and any and all copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations and reversions thereof; and (d) trade secrets, confidential or proprietary know-how, or other information, including processes, schematics, business methods, formulae, drawings, specifications, recipes, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”).

“Investors Bank” has the meaning set forth in the Recitals to this Agreement.

“Investors Foundation” means the Investors Foundation, Inc., a Delaware corporation organized exclusively for charitable purposes.

“Investors Foundations” means, collectively, the Investors Foundation and the Roma Foundation.

“IRS” has the meaning set forth in Section 4.01(n)(ii).

“IT Assets” means technology devices, computers, Software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, all data stored therein or Processed thereby and all associated documentation.

“Knowledge” means the actual knowledge of the persons set forth in Section 1.02 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Lien” has the meaning set forth in Section 4.01(b).

“Loan” has the meaning set forth in Section 4.01(t)(i).

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, back doors, drop dead devices, time bombs, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement or destruction of, Software, data or other materials.

“Material Adverse Effect” means, with respect to a Party, any effect, circumstance, occurrence or change that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (x) the business, assets or deposit liabilities, properties, operations, results of operations or condition (financial or otherwise) of such Party and its Subsidiaries, taken as a whole (provided, however, with respect to clause (x), Material Adverse Effect shall not include the impact of: (A) changes, after the date hereof, in Law (including any Law in respect of Taxes, and Laws newly enacted for, relating to or arising out of efforts to implement Contagion Event Measures and address the spread of any Contagion Event) or GAAP or interpretations thereof; (B) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism); (C) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, including any Contagion Event (and the related Contagion Event Measures), any Government Shutdown, any declaration of martial law or similar directive, guidance, policy or guidance or other action by any Governmental Authority; (D) changes, after the date hereof, in market price or trading volume of a Party’s common stock (without excepting the facts or circumstances giving rise or contributing to such change); (E) any action taken by such Party with the other Party’s express written consent or any action taken by such Party that such Party was expressly required to take pursuant to the terms of this Agreement; (F) any failure, in and of itself, by such Party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (without excepting the facts or circumstances giving rise or contributing to failure to meet estimates or projections); or (G) changes, events, conditions or trends after the date hereof in economic, business, credit or financial conditions affecting commercial banks generally, and changes, after the date hereof, in the capital or credit markets, including any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally (including any such change resulting from or arising out of a Contagion Event), except that, with respect to clauses (A), (B), (C) and (G), such effect, circumstance, occurrence or change disproportionately adversely affects the Party and its Subsidiaries compared to similar companies operating in the commercial banking industry, in which case only the disproportionate effect will be taken into account), or (y) the ability of such Party and its Subsidiaries to timely consummate the transactions contemplated hereby.

“Material Contract” has the meaning set forth in Section 4.01(l).

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Multiemployer Plan” has the meaning set forth in Section 4.01(n)(vii).

“NASDAQ” means the NASDAQ Global Select Market.

“New Citizens Foundation” has the meaning set forth in Section 5.24.

“New Plans” has the meaning set forth in Section 5.11(b).

“NJ Banking Law” has the meaning set forth in Section 2.03.

“NJDOBI” has the meaning set forth in Section 2.03.

“NYSE” means the New York Stock Exchange.

“OCC” means the Office of the Comptroller of the Currency.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Option Consideration” has the meaning set forth in Section 3.04(a).

“Order” has the meaning set forth in Section 6.01(b).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent 401(k) Plan” has the meaning set forth in Section 5.11(c).

“Parent Benefit Plan” has the meaning set forth in Section 4.02(m).

“Parent Average Closing Price” means the volume weighted price of shares of Parent Common Stock quoted on the NYSE on each of the last twenty (20) trading days ending on the day which is the fifth (5th) trading date immediately preceding the date that the Effective Time occurs.

“Parent Award” means a right of any kind, contingent or accrued, to acquire or receive shares of Parent Common Stock or benefits measured by the value of shares of Parent Common Stock, and each award of any kind consisting of shares of Parent Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Parent Stock Plans, other than Parent Stock Options.

“Parent Board” means the board of directors of Parent.

“Parent Bylaws” means the bylaws of Parent, as amended.

“Parent Charter” means the certificate of incorporation of Parent, as amended.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” has the meaning set forth in Section 4.03.

“Parent Preferred Stock” means the preferred stock, par value $25.00 per share, of Parent.

“Parent Restricted Share” has the meaning set forth in Section 3.04(b).

“Parent RSU” means each restricted stock unit representing the right to receive Parent Common Stock under the Parent Stock Plans or otherwise.

“Parent Reports” has the meaning set forth in Section 4.02(f)(i).

“Parent Stock Options” means issued and outstanding options to acquire Parent Common Stock which were granted under the Parent Stock Plan.

“Parent Stock Plans” means Parent’s 2014 Omnibus Incentive Plan, 2014 Non-Employee Directors Compensation Plan, and 2014 Employee Stock Purchase Plan, in each case, as amended.

“Parties” has the meaning set forth in the Preamble to this Agreement.

“PBGC” has the meaning set forth in Section 4.01(n)(vi).

“Per Share Cash Consideration” has the meaning set forth in Section 3.01(a).

“Permitted Encumbrances” has the meaning set forth in Section 4.01(w)(i).

“Person” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Personal Information” means any information that (a) identifies or could reasonably be used, alone or in combination with other information, to identify, an individual, household, browser or device, or (b) is subject to any Laws relating to privacy or personal information or the Privacy and Security Policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Authority (including any state identification number, driver’s license number, or passport number), geolocation information of an individual, browser or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Privacy and Security Policies” has the meaning set forth in Section 4.01(x)(xi).

“Proceeding” has the meaning set forth in Section 4.01(i)(i).

“Process” or “Processing” means, with respect to data, the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfer), retrieval, disclosure, dissemination, combination, erasure, destruction, or anonymization of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

“Prospectus/Proxy Statement” has the meaning set forth in Section 5.06(a).

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or social media account registrar.

“Registration Statement” has the meaning set forth in Section 5.06(a).

“Regulatory Agreement” has the meaning set forth in Section 4.01(j)(i).

“Regulatory Authorities” has the meaning set forth in Section 4.01(j)(i).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“Roma Foundation” means the Roma Bank Community Foundation, Inc., a New Jersey corporation organized exclusively for charitable purposes.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.01(g)(i), as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” and “Shares” has the meaning set forth in Section 3.01(a).

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Split-Dollar Policies” has the meaning set forth in Section 4.01(s)(ii).

“Stock Consideration” has the meaning set forth in Section 3.01(a).

“Subsidiary” means, as to any Person, (i) a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person and (ii) any subsidiary of such Person within the meaning ascribed to such term under the rules promulgated under the BHC Act.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal (provided that for purposes of the definition of “Superior Proposal” the references to “25%” in the definition of “Acquisition Proposal” shall instead refer to “50%”) that the Company’s board of directors (in consultation with its financial advisors and outside counsel) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the holders of Company Common Stock from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.05(c) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Bank” has the meaning set forth in Section 2.03.

“Surviving Corporation” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statute” has the meaning set forth in Section 4.02(z).

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means whether disputed or not (i) any and all federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unclaimed property, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions; (ii) any liability for the payment of any amounts of the type described in (i) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, by Contract or otherwise by operation of Law.

“Tax Returns” means any return, amended return or other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority required to be filed with any taxing authority with respect to any Taxes including any documentation required to be filed with any taxing authority or to be retained in respect of information reporting requirements imposed by the Code or any similar foreign, state or local Law.

“Termination Fee” has the meaning set forth in Section 7.02(b)(i).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

“Volcker Rule” means 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC and the SEC in connection therewith.

“Willful and material breach” has the meaning set forth in Section 7.02(a).

1.02    Interpretation.

(a)    Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. The term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., New York time, on the day immediately prior to the date of this Agreement, (b) included in the virtual data room of a party by 5:00 p.m., New York time, on the day immediately prior to the date of this Agreement, or (c) filed or furnished by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof.

(b)    Confidential Supervisory Information. No representation, warranty, covenant or other agreement or provision contained in this Agreement shall be deemed to contemplate or require the disclosure of “confidential supervisory information,” as such term is defined in the regulations of any applicable Governmental Authority.

ARTICLE 2

THE MERGERS

2.01    The Merger.

(a)    Merger & Effect of Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall merge with and into Parent and the separate corporate existence of the Company shall cease. Parent shall be the Surviving Corporation in the Merger. The Merger shall have the effects as set forth in the DGCL.

(b)     Charter and Bylaws. The Parent Charter and Parent Bylaws as in effect immediately prior to the Effective Time shall be those of the Surviving Corporation.

2.02    Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place remotely by mutual electronic exchange of documents and signatures (or their electronic counterparts) on (i) the first Business Day of the calendar month immediately following the calendar month during which occurs the date on which each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived in accordance with this Agreement (provided, that if clause (i) would otherwise require the Closing to take place on the first Business Day of March, June, September or December, then the Closing shall instead take place on the first Business Day of the immediately following calendar month (i.e., April, July, October or January)), or (ii) at such other time and place as the Company and Parent may mutually agree (the “Closing Date”). Simultaneous with the Closing, the Parties shall cause to be filed a certificate of merger, in form and substance satisfactory to Parent, with the Secretary of State of the State of Delaware (the “Certificate of Merger”). The “Effective Time” of the Merger as set forth in the Certificate of Merger shall be 11:59 p.m. New York Time on the Closing Date.

2.03    The Bank Merger. Promptly following the Effective Time, Investors Bank shall be merged with and into Citizens Bank in accordance with the provisions of the National Bank Act and, to the extent applicable, the relevant banking statutes of the State of New Jersey (the “NJ Banking Law”) and the regulations of the New Jersey Department of Banking and Insurance (the “NJDOBI”), and Citizens Bank shall be the surviving bank. The Bank Merger shall have the effects as set forth in the National Bank Act and the NJ Banking Law. The Parties shall cause the boards of directors of the Investors Bank and Citizens Bank, respectively, to approve a separate merger agreement (the “Bank Merger Agreement”) in substantially the form of Exhibit A attached hereto, and cause the Bank Merger Agreement to be executed and delivered as soon as practicable following the date of execution of this Agreement and all other applicable certificates and other filings that may be necessary to make the Bank Merger effective at the “Bank Merger Effective Time”, defined as 12:01 a.m. New York Time on the date following the Closing Date, or at such later time and date as specified in the Bank Merger Agreement in accordance with applicable law.

ARTICLE 3

CONSIDERATION; EXCHANGE PROCEDURES

3.01    Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any Person:

(a)    Outstanding Company Common Stock. Each share of Company Common Stock, excluding Excluded Shares, issued and outstanding immediately prior to the Effective Time (each, a “Share” and, collectively, “Shares”), shall become and be converted into the right to receive (i) 0.297 shares (the “Exchange Ratio”) of Parent Common Stock (the “Stock Consideration”) and (ii) $1.46 in cash (the “Per Share Cash Consideration”, and together with the Stock Consideration, the “Merger Consideration”). At the Effective Time, all Shares (other than Excluded Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any Shares (a “Certificate”) and each holder of a Share not represented by a Certificate (a “Book-Entry Share”), other than any Excluded Shares, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration plus any dividends or distributions to which the holder thereof has the right to receive pursuant to Section 3.03(c) as well as any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.03(d).

(b)     Outstanding Parent Stock. Each share of Parent Common Stock, issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(c)    Cancellation of Excluded Shares. Any (i) shares of Company Common Stock held by Parent or any direct or indirect wholly-owned Subsidiary of Parent, or by the Company or any direct or indirect wholly-owned Subsidiary of the Company (other than those (A) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (B) held, directly or indirectly, by Parent or the Company in respect of debts previously contracted) and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (collectively, the “Excluded Shares”), shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor.

3.02    Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor). After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

3.03     Exchange Procedures.

(a)    Exchange Agent. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent (the “Exchange Agent”), for the benefit of the holders of Shares (in each case, other than holders of Excluded Shares), (i) an amount in cash sufficient to pay (A) the aggregate cash portion of the Merger Consideration and (B) any cash due in lieu of fractional shares pursuant to Section 3.03(d) and (ii) certificates or, at Parent’s option, evidence of shares in book-entry form representing the shares of Parent Common Stock in exchange for Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.03(f)) or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the transmittal materials, pursuant to the provisions of this Article III, and any dividends or other distributions with respect to shares of Parent Common Stock (such amount in cash and evidence of shares of Parent Common Stock being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deposit and invest any cash included in the Exchange Fund as directed by Parent, and any interest and other income resulting from such investments shall be paid to the Parent. The Company shall notify Parent in writing prior to the Effective Time of the number of Shares and Excluded Shares outstanding immediately prior to the Effective Time, and shall cause the Company’s transfer agent to deliver to the Exchange Agent on or prior to the Closing Date a list of the holders of Company Common Stock in a format that is reasonably acceptable to the Exchange Agent and otherwise reasonably cooperate with the Exchange Agent.

(b)     Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 3.03(f)) and instructions for surrendering the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares and to be in such form and have such provisions as Parent and the Company may reasonably agree). Upon the surrender of a Certificate (or affidavits of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (x) a certificate (or evidence of shares in book-entry form, as applicable) representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article III and (y) a check in the amount (after giving effect to any required tax withholdings as provided in Section 1.1(a)) equal to the sum of (A) the cash portion of the Merger Consideration which such holder has the right to receive in respect of such Certificate or Book-Entry Shares surrendered pursuant to Section 3.01(a), (B) any cash in lieu of fractional shares and (C) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares, including the cash portion of the Merger Consideration. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Exchange Agent is presented with the Certificate formerly representing such Shares and/or all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c)    Distributions with Respect to Unexchanged Shares; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time, and if a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares are surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.03(f)) or Book-Entry Shares, there shall be issued and/or paid to the holder of a certificate or evidence of shares in book-entry form, as applicable, representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid.

(d)    Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 3.03(d) shall be entitled to receive a cash payment in lieu thereof (rounded to the nearest cent), which payment shall be determined by multiplying (i) the Parent Average Closing Price by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.01(a).

(e)     Exchange Fund Procedures. Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the shares of Parent Common Stock, the cash portion of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company or the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f)     Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, the cash portion of the Merger Consideration, and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(g)    Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(h)    Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold , or cause the Exchange Agent to deduct and withhold, from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of the Parent Common Stock, cash dividens or distributions pursuant to this Section 3.03 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(i)     Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reorganization, reclassification, stock split (including a reverse stock split), stock dividend, or other similar change in capitalization (excluding as a result of standard stock repurchases), then the Exchange Ratio shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Exchange Ratio for purposes of this Agreement.

3.04    Treatment of Equity Awards.

(a)    Treatment of Options. At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) under the Company’s 2015 Equity Incentive Plan (the “2015 Company Stock Plan”) and the Company’s 2006 Equity Incentive Plan (the “2006 Company Stock Plan” and, together with the 2015 Company Stock Plan, the (the “Company Stock Plans”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option to purchase a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Company Equity Award Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Company Equity Award Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to the Effective Time.

(b)    Company Restricted Shares. At the Effective Time, each outstanding share of Company Common Stock subject to a restricted stock award (a “Company Restricted Share”) under the 2015 Company Stock Plan, shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted share of Company Common Stock and shall be converted into a number of restricted shares of Parent Common Stock (each, a “Parent Restricted Share”) equal to the Company Equity Award Exchange Ratio (rounded to the nearest whole number). Except as specifically provided above, following the Effective Time, each such Parent Restricted Share shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company Restricted Share immediately prior to the Effective Time.

(c)    Company Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation and benefits committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options and Company Restricted Shares (the “Company Equity Awards”) pursuant to Section 3.04(a) through 3.04(b). The Company shall take all actions that are necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

(d)    Form S-8. Promptly following the Effective Time, Parent shall file a Registration Statement on Form S-8 or otherwise appropriate registration statement with respect to Company Common Stock subject to the applicable adjusted Company Equity Awards, as required.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.01    Representations and Warranties of the Company. Except as (i) set forth in the Company Disclosure Schedule, subject to Section 4.03, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by the Company since December 31, 2020 but prior to the date of this Agreement (excluding any disclosures related to Taxes, any disclosures set forth under the heading “Risk Factors” or disclosures of risks set forth in any “forward-looking statements” disclaimer), the Company hereby represents and warrants to Parent:

(a)    Organization, Standing and Authority. It is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is a registered bank holding company under the BHC Act. The Company and each of its Subsidiaries is licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Parent a complete and correct copy of the Company Charter and the Company Bylaws and the organizational documents of its Subsidiaries, each as amended prior to the date of this Agreement. The Company Charter and the Company Bylaws and such organizational documents made available to Parent are in full force and effect.

(b)     Company Capital Stock. The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, of which 361,869,872 shares were issued and 247,601,465 outstanding as of the close of business on July 27, 2021; and 100,000,000 shares of Company Preferred Stock, of which 0 shares were outstanding as of the close of business on July 27, 2021. As of July 27, 2021(A) 5,107,536 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options, (B)1,417,731 shares of Company Common Stock are outstanding Company Restricted Shares and (C) 0 shares of Company Common Stock are subject to outstanding Company RSUs. Section 4.01(b) of the Company Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Equity Awards as of July 27, 2021 setting forth the number of shares of Company Common Stock subject to each Company Equity Award and the exercise price, if applicable, with respect to each Company Equity Award. As of July 27, 2021, 17,518,764 shares of Company Common Stock are available for issuance under the Company Stock Plans. As of July 27, 2021, 114,268,407 shares of Company Common Stock are held in treasury by Company or otherwise owned directly or indirectly by Company or any Subsidiary of Company. Except as set forth in this Section 4.01(b), there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of Company Common Stock, capital stock or other voting or equity securities or ownership interests of the Company or granting any shareholder or other person any registration rights. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, and security interests whatsoever, and any other encumbrances securing a payment or the performance of an obligation (collectively, “Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable

(except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(c)    Subsidiaries.

(i)     Section 4.01(c)(i) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries, and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Company authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights.

(ii)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Company Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of the Company or any Company Subsidiary to pay dividends or distributions except, in the case of the Company or a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Investors Bank is a New Jersey state chartered, Federal Reserve non-member bank and is the only depository institution Subsidiary of the Company, and the deposit accounts of Investors Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended (the “Bank Merger Act”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination or revocation of such insurance are pending or, to the Knowledge of Company, threatened. There is no Person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of the Company other than the Company Subsidiaries.

(iii)    Section 4.01(c)(iii) of the Company Disclosure Schedule sets forth, other than in respect of the Subsidiaries of the Company, any equity securities or similar interests of any other Person or any interests of any other Person or any interest in a partnership or joint venture of any kind, in each case, beneficially owned, directly or indirectly, by the Company or any of its Subsidiaries.

(d)     Corporate Power. The Company and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets, in each case in all material respects; and the Company has all requisite corporate power and authority and, other than receiving the Company Shareholder Approval, has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated hereby.

(e)     Corporate Authority. As of the date of this Agreement, the Company Board has, by resolutions duly adopted at a meeting duly called and held, (i) determined that this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby and (iii) resolved that such matters be submitted for consideration by its shareholders at a special meeting of such shareholders and that such matter be recommended for approval at such special meeting. The Company has duly authorized, executed and delivered this Agreement, and this Agreement

(assuming due authorization, execution and delivery by Parent) is a valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or to general equity principles (the “Bankruptcy and Equity Exception”). The Company Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of each its financial advisors, Keefe, Bruyette & Woods, Inc., Lazard Frères & Co. and Piper Sandler & Co., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock. The Company has confirmed that the board of directors or board of trustees, as applicable, of each of the Investors Foundations has duly authorized and approved the Foundation Actions prior to the date of this Agreement.

(f)    Regulatory Approvals; No Violations. (i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby except for (A) to the extent required, filings of applications or notices required under the HSR Act, (B) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the OCC and the NJDOBI, (C) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement, (D) the filing of any required applications, filings and notices, as applicable, with the NYSE and NASDAQ and (E) the filing of the Certificate of Merger with Secretary of State of Delaware as described in Section 2.02 and the filing of any certificates pursuant to the Bank Merger as described in Section 2.03. As of the date of this Agreement, the Company is not aware of any reason why the approvals set forth in this Section 4.01(f) and in Section 6.01(d) will not be received on a timely basis and without the imposition of a condition, restriction or requirement of the type described in Section 6.01(d).

(ii)     Subject to receipt of (A) the approvals referred to in the preceding paragraph, (B) the Company Shareholder Approval, (C) the consents set forth in Section 4.01(f)(ii) of the Company Disclosure Schedule and (D) the expiration of related waiting periods, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by it of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (x) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any material agreement, lease, license, contract, insurance policy, note, mortgage, indenture, instrument, arrangement or other obligation (each, excluding any Benefit Plan, a “Contract” and, collectively, “Contracts”) binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which the Company or any Subsidiary of the Company is subject, or (y) constitute or result in a breach or violation of, or a default under, the Company Charter, the Company Bylaws or the organizational documents of any Subsidiary of the Company, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(g)    Reports; Financial Statements.

(i)     The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2018 (the “Company Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Company Applicable Date and those filed or furnished subsequent to the date of this Agreement including any amendments thereto, the “Company SEC Reports”). Each of the Company SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the

Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company SEC Reports, except where the failure to file (or furnish, as applicable) such forms, statements, certifications, reports and documents, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company SEC Reports did not, and any of the Company SEC Reports filed or furnished with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)    The Company’s consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of the Company and its Subsidiaries in all material respects, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

(iii)    The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iv)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(v)    The Company has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) to the Knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Company Applicable Date and (ii) any material communication since the Company Applicable Date made by management or such Party’s auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Company Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from the Company’s employees regarding questionable accounting or auditing matters, have been received by the

Company to its Knowledge. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Company Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any such Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any such policy contemplating such reporting, including in instances not required by those rules.

(vi)    The Company and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, as applicable, and all other material reports and statements required to be filed by them since December 31, 2018, including pursuant to the rules and regulations of the FDIC, the NJDOBI or any other Regulatory Authority, as applicable, and have paid all fees and assessments due and payable in connection therewith, except whether the failure to file such report or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. As of their respective dates, such reports and statements complied in all material respects with all the Laws, rules and regulations of the applicable Regulatory Authority with which they were filed. Subject to Section 1.02(b), except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Subject to Section 1.02(b), there (i) is no material unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no material formal or informal inquiries by, or disagreements or disputes resulting in material risk to the Company or any of its Subsidiaries with, any Regulatory Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since December 31, 2018.

(vii)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2021, or in connection with this Agreement and the transactions contemplated hereby.

(h)    Absence of Changes.

(i)     Since December 31, 2020, except for changes resulting from or related to the Contagion Event or the Contagion Event Measures, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(ii)    Since December 31, 2020 through the date of this Agreement, except with respect to the transactions contemplated hereby or changes resulting from or related to the Contagion Event or the Contagion Event Measures, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

(iii)    Since December 31, 2020, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any Subsidiary of the Company, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company other than as set forth in the Company SEC Reports, or (C) any change by the Company in accounting principles, practices or methods, other than those pursuant to a change in accounting standards.

(i)    Litigation.

(i)     Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (“Proceeding”) against (x) the Company or any of its Subsidiaries or any of their current or former directors or executive officers, or (y) challenging the validity or propriety of the transactions contemplated by this Agreement.

(ii)     Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

(j)    Regulatory Matters.

(i)     Subject to Section 1.02(b), none of the Company, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each, a “Regulatory Agreement”) from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including the NJDOBI, the Federal Reserve Board and the FDIC) or the supervision or regulation of any Party or any of its Subsidiaries (collectively, the “Regulatory Authorities”). The Company and its Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

(ii)    Subject to Section 1.02(b), none of the Company or any of its Subsidiaries has been advised by, and the Company does not have Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Regulatory Agreement.

(k)    Compliance With Laws.

(i)     The Company and its Subsidiaries are, and have been since December 31, 2018, in material compliance with and are not in default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Volcker Rule, Regulation W of the Federal Reserve Board or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC. Without limiting the generality of the foregoing, and subject to Section 1.02(b), the Company has not been advised of any governmental or regulatory concerns regarding its compliance with the Anti-Bribery and Anti-Corruption Laws, anti-money laundering Laws, including the Bank Secrecy Act, any Order issued with respect to anti-money laundering by OFAC and any other state or federal anti-money-laundering Laws, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. The Company has adopted such procedures, policies and internal controls as are necessary or appropriate to comply with the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other applicable anti-money laundering Laws (including any economic or trade sanction or guidance) and, to the Company’s Knowledge, is in compliance with such Laws in all material respects.

(ii)    Without limitation, none of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by OFAC, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(iii)    The Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted in all material respects; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect, except as the failure to have such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(iv)     Subject to Section 1.02(b), no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any Subsidiary of the Company received any notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s Knowledge, do any grounds for any of the foregoing exist).

(v)     As of June 30, 2021, each of the Company and Investors Bank is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary banking regulator), and Investors Bank’s rating under the Community Reinvestment Act is no less than “Satisfactory”.

(vi)    In connection with the acquisition by Investors Bank of certain banking operations in the State of New Jersey from Berkshire Bank (“Berkshire”) pursuant to that certain Purchase and Assumption Agreement, dated as of December 2, 2020, between Berkshire and Investors Bank, the Company and its Subsidiaries performed substantial due diligence on the business, assets, deposit liabilities, properties, operations, and results of operations or condition (financial or otherwise) of Berkshire and the acquired banking operations.

In connection with such due diligence review, neither the Company nor any Company Subsidiary became aware, or assuming reasonable due inquiry, would have become aware, of any breaches of any of the representations and warranties provided by Berkshire pursuant to the Berkshire Purchase Agreement, and, since the date of the Berkshire Purchase Agreement, neither the Company nor any Company Subsidiary has subsequently become aware of any event, effect, change, condition or other occurrence that would cause any of the representations and warranties provided by Berkshire to not be true and correct in any material respect.

(l)    Material Contracts; Defaults. Except as set forth on Company Disclosure Schedule 4.01(l), none of the Company or any of its Subsidiaries is a party to, bound by or subject to any Contract (whether written or oral) (any such Contract in the following categories, a “Material Contract”):

(i)     (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K and that has not been filed as an exhibit to one of the Company SEC Reports; (B) containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of Parent, the Surviving Corporation or its Subsidiaries) to compete in any business or geographic area or which grant “most favored nation” status that, following the Merger, would apply to the Surviving Corporation or any of its Subsidiaries; (C) that could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries; or (D) that prohibits or limits the right of the Company or any of its Subsidiaries to sell or distribute any products or services in any material respect;

(ii)    (A) involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales in excess of $500,000; or (B) involving any expenditures or commitments to purchase relating to information technology in excess of $250,000;

(iii)    relating to any direct or indirect indebtedness for borrowed money of the Company or any of its Subsidiaries, including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit, but excluding deposits received in the ordinary course of business (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Bank of New York and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or any conditional sales Contracts, chattel mortgages and other security arrangements with respect to personal property and any equipment lease agreements involving payments to or by the Company or any of its Subsidiaries in excess of $1,000,000 over the remaining term;

(iv)    other than pursuant to the Company Benefit Plans, providing for payments to any Person to be made by the Company or any of its Subsidiaries upon a change in control thereof;

(v)    that may not be cancelled by Parent, the Company or any of their respective Subsidiaries without payment of a penalty or termination fee equal to or greater than $500,000 (assuming such Contract was terminated on the Closing Date);

(vi)    containing any standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of another Person;

(vii)    that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger, the Bank Merger or the other transactions contemplated hereby;

(viii)    providing for indemnification by the Company or any of its Subsidiaries of any Person, except for non-material Contracts entered into in the ordinary course of business;

(ix)    that is entered into, or has been entered into in the two (2) years prior to the date of this Agreement, with (A) any Affiliate of the Company, (B) any current or former director or executive officer or any

Person beneficially owning five percent (5%) or more of the outstanding Shares or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subsection;

(x)    that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xi)    which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(xii)    that involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its Subsidiaries of an amount or value in excess of $500,000 over its remaining term, other than loans, funding arrangements and other transactions made in the ordinary course of the banking or trust business;

(xiii)    relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since December 31, 2018 (other than Contracts relating to the acquisition or sale of other real estate owned) or, if earlier, is still outstanding;

(xiv)    pursuant to which the Company or any of its Subsidiaries obtains from or grants to a Person any license, covenant not to sue or other right with respect to Company Intellectual Property or third party Intellectual Property Rights that is material to the conduct of the business of the Company or any of its Subsidiaries (other than licenses to the Company or any of its Subsidiaries of commercially available Software that involve payment of less than $250,000 per annum);

(xv)    for the Processing of data or primarily related to privacy and data protection, including any Contract for the collection, use, disclosure, storage, transfer or disposal of Personal Information, in each case, that is material to the conduct of the business of the Company or any of its Subsidiaries;

(xvi)    relating to the Company Real Property or for the lease of personal property providing for annual payments of $250,000 or more;

(xvii)    relating to critical functions or activities of the Company or any Company Subsidiary that are provided or performed by third party service providers and which were approved by the Company Board in accordance with the FDIC’s FIL 44-2008; and

(xviii)    otherwise not entered into in the ordinary course of business or that is material to the Company or its financial condition or results of operations.

Section 4.01(l) of the Company Disclosure Schedule sets forth a true and complete list of all Material Contracts. Each Material Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Material Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, each third-party counterparty to each Material Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Material Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

Neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of any Material Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto, of or under any such Material Contract. No third-party counterparty to any Material Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Material Contract as a result of a Contagion Event or the Contagion Event Measures.

(m)    No Brokers. None of the Company, any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger, the Bank Merger or the other transactions contemplated by this Agreement, except that the Company has employed Keefe, Bruyette & Woods, Inc., Lazard Frères & Co. and Piper Sandler & Co. as its financial advisors, the fee arrangements with which have been disclosed in writing to Parent prior to the date of this Agreement.

(n)    Employees.

(i)    Section 4.01(n)(i) of the Company Disclosure Schedule sets forth an accurate and complete list of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, retention, profit sharing, insurance, medical, disability, welfare, salary continuation or fringe benefits.

(ii)    The Company has made available to Parent true, correct and complete copies of each material Company Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(iii)    Each Company Benefit Plan has been established, operated, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(iv)    With respect to the Employee Stock Ownership Plan (the “ESOP”), and without limiting the other provisions of this Section 4.01(n): (i) all “employer securities” (as defined in Section 407(d)(1) of ERISA) at any time held by the ESOP have at all times been “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 4975(e)(8) of the Code and Section 407(d)(5) of ERISA; (ii) the terms, provisions, use of the proceeds and repayment of any loan to the ESOP (an “ESOP Loan”) satisfied in all respects the applicable requirements for an “exempt loan” within the meaning of Section 4975(d) of the Code and the regulations thereunder or Prohibited Transaction Exemption 80-26; (iii) no event of default has occurred or presently exists with respect to any ESOP Loan; (iv) the Company has the right under any ESOP Loan document to prepay at any time the principal amount of the applicable notes without penalty and subject only to payment of accrued interest through the date of prepayment; (v) all such loans have been (or will be upon the Closing) fully satisfied and there are (or will be upon the Closing) no outstanding amounts due by the ESOP with respect to any ESOP Loan; (vi) the ESOP has at all times been maintained in form and in operation in compliance in all material respects with Section 401(a) of the Code; and (vii) any transaction to which the ESOP was at any time a party involving the purchase, sale or exchange of any employer security complied in all material respects with the applicable requirements of ERISA and the Code.

(v)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”) and the related trust has been determined by the IRS to be qualified under Section 401(a) of the Code, and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(vi)    Except as would not result in any material liability to the Company and the Company Subsidiaries, taken as a whole, with respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then-current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of the Company Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(vii)    None of the Company and the Company Subsidiaries nor any Company ERISA Affiliate has, at any time during the six (6) years preceding the date of this Agreement, contributed to or been obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), and none of the Company and the Company Subsidiaries nor any Company ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan. In addition, none of the Company and the Company Subsidiaries nor any Company ERISA Affiliate has, at any time during the six (6) years preceding the date of this Agreement, sponsored, maintained or contributed to any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. For purposes of this Agreement, “Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(viii)    Except as set forth in 4.01(n)(viii) of the Company Disclosure Schedule, no Company Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(ix)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) all contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and (ii) all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, in each case, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(x)    There are no pending or, to the Knowledge of the Company, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any liability of the Company or any of the Company Subsidiaries in an amount that would be material to the Company and the Company Subsidiaries, taken as a whole.

(xi)    None of (i) the Company and the Company Subsidiaries, (ii) any Company ERISA Affiliate or (iii) to the Knowledge of the Company, any ESOP fiduciary has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company, any of the Company Subsidiaries, any Company ERISA Affiliate or any ESOP fiduciary to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xii)    Except as set forth in Section 4.01(n)(xii) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of the Company Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(xiii)    Except as set forth in Section 4.01(n)(xii) of the Company Disclosure Schedule, no Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A of the Code or Section 4999 of the Code.

(xiv)    No Company Benefit Plan is maintained outside of the United States or provides compensation or benefits primarily for the benefit of any employee or former employee of the Company or any Company Subsidiary who primarily resides outside the United States.

(xv)    There are no pending or, to the Company’s Knowledge, threatened labor grievances or unfair labor practice claims or charges against the Company or any of the Company Subsidiaries, or any strikes or other labor disputes against the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and there are no pending or, to the Knowledge of the Company, threatened organizing efforts by any union seeking to represent any employees of the Company or any of the Company Subsidiaries.

(xvi)    The Company and the Company Subsidiaries are in compliance in all material respects with, and since December 31, 2018, have complied in all material respects with, all laws regarding pre-employment, employment, employment staffing and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, employee privacy rights, labor relations, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(xvii)    Since December 31, 2018, neither the Company nor any Company Subsidiaries entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by, and to the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made to the Company against, any individual in his or her capacity as (i) a member of the Board of Directors of the Company, or (ii) an employee of the Company or any of the Company Subsidiaries at a level of senior vice president or above. There are no proceedings currently pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment or sexual misconduct by any of the individuals identified in clauses (i)-(ii) above.

(o)    Environmental Matters. (i) The Company and its Subsidiaries have complied at all times in all material respects with all applicable Environmental Laws; (ii) except as set forth in Company Disclosure Schedule 4.01(o)(ii), no real property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries (including any property in which the Company or any of its Subsidiaries holds or has held a fiduciary or management role, a “Company Loan Property”), is or has been contaminated with, or has or has had any release of, any Hazardous Substance which could reasonably be expected to result in a material liability to the Company or any Subsidiary; (iii) to the Company’s Knowledge, none of the Company or any of its Subsidiaries could be deemed the owner or operator under any Environmental Law of any Company Loan Property which is or has been contaminated with, or has or has had any release of, any Hazardous Substance which could reasonably be expected to result in liability to the Company or any Subsidiary; (iv) none of the Company or any of its Subsidiaries is subject to a material liability for any Hazardous Substance disposal or contamination on any third party property; (v) none of the Company or any of its Subsidiaries has received any notice, demand, letter, claim or request for information from any Governmental Authority concerning any potential violation of, or liability under, any Environmental Law that has not been remediated and that could reasonably be expected to result in a material liability; (vi) none of the Company or any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any indemnity or other agreement with any third party under any Environmental Law or relating to any Hazardous Substance; (vii) to the Company’s Knowledge, there are no other circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving the Company, any Subsidiary of the Company any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any material claim, liability, investigation, cost or restriction against the Company or any of its Subsidiaries, or result in any restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any currently owned property or Company Loan Property and (viii) the Company has made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or control relating to the Company, any of its Subsidiaries and any currently or formerly owned or operated property or any Company Loan Property that have been prepared since December 31, 2018.

(p)    Tax Matters. (i) (A) The Company and its Subsidiaries (1) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate in all material respects; (2) have paid in full or accrued all material Taxes that are required to have been paid or accrued; (3) have withheld from amounts owing to any employee, independent contractor, creditor or third party all amounts that it is obligated to have withheld and have timely paid such withheld amounts to the relevant Tax authority; (4) in the case of any Tax Return required to be retained by it prior to the Effective Time in respect of any information reporting or other Tax requirements, have retained properly completed Tax Returns in its files; and (5) have complied in all material respects with all information reporting (and related withholding) requirements related to any payments subject to one or more information reporting requirements set forth in the Code, (B) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, (C) no issues have been raised with the Company by any taxing authority in connection with any audit or examination of any Tax Return that are currently pending, (D) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (E) there are no pending or threatened audits, examinations, investigations or other proceedings in respect of Taxes, Tax Returns or Tax matters, and (F) the Company has made available to Parent true, correct and complete copies of all material income, franchise, capital and similar Tax Returns filed by the Company or any of its Subsidiaries for all Taxable years or periods for which the relevant statute of limitations has not expired.

(ii)    There are no Liens on any of the Company’s assets or on any assets of any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for statutory Liens for Taxes not yet due and payable) nor, to the Company’s Knowledge, is any taxing authority in the process of imposing a Lien for Taxes upon such assets.

(iii)    None of the Company or any of its Subsidiaries will be required to include any material item of income, exclude any item of deduction or otherwise make any adjustment, from any Tax period beginning on or after the Effective Time, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax Law).

(iv)     Except as set forth in Section 4.01(p)(iv) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company or any of its Subsidiaries is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any Person (other than with respect to itself or any of its Subsidiaries).

(v)    No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(vi)     None of the Company or any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(vii)    None of the Company or any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(viii)    Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(q)    Risk Management Instruments. None of the Company or any of its Subsidiaries is a party to or have agreed to enter into an exchange traded or over-the-counter equity, interest rate, credit default, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) and do not own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(r)    Books and Records. The books and records of the Company and its Subsidiaries (and any predecessor entities) have been fully, properly and accurately maintained in all material respects and they fairly present the financial position and results of operations of the Company and its Subsidiaries.

(s)    Insurance.

(i)    Section 4.01(s) of the Company Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries and all insurance claims filed by the Company or any of its Subsidiaries under such policies which have not been paid in full as of the date of this Agreement and the amounts claimed thereunder. Section 4.01(s) of the Company Disclosure Schedule also lists all claims or potential claims meeting the applicable reporting thresholds under such policies that have not been reported thereunder as of the date of this Agreement. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, all such policies of the Company are with reputable insurers and provide full and adequate coverage for all normal risks incidental to the business of the Company and its Subsidiaries and each of their respective properties and assets and are in character and amount reasonably consistent with industry practice. All such policies of the Company are in full force and effect; none of the Company or any of its Subsidiaries are in material default thereunder; and all claims thereunder have been filed, and all premiums due thereunder have been paid, in due and timely fashion.

(ii)    Section 4.01(s)(ii) of the Company Disclosure Schedule sets forth a true, correct, and complete description of all bank owned life insurance (“BOLI”) owned by the Company or its Subsidiaries, including the value of its BOLI as of June 30, 2021. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Company SEC Reports in accordance with GAAP. The BOLI reflected on the Company’s most recent balance sheet is, and will at the Effective Time be owned by the Company or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. The Company and its Subsidiaries have obtained the informed, written consent of each employee on whose behalf BOLI has been purchased. The Company and its Subsidiaries have taken all necessary actions necessary to be in compliance in all material respects with applicable Law in connection with its purchase of BOLI. With respect to the split-dollar policies set forth in Section 4.01(s)(ii) of the Company Disclosure Schedule (the “Split-Dollar Policies”), (A) all such arrangements are structured such that the Company and its Subsidiaries are the legal owners of the Split-Dollar Policies and (B) none of the Split-Dollar Policies are owned by the Company’s or its Subsidiaries’ executives or directors, with the Company and its Subsidiaries, as applicable, solely have a collateral assignment position supporting the cash surrender value on the Company’s balance sheet with respect to these arrangements. A breakdown of the estimated cash surrender values for each scheduled policy, the purpose for which each such policy was purchased, the beneficiaries under each such policy and a list of the lives insured thereunder has been made available to Parent. Neither the Company nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

(t)    Loan Matters.

(i)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Loans”) currently outstanding (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries.

(ii)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company (including Loans held for resale to investors), each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the applicable written underwriting standards of the Company and the Company Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors), in each case, with all applicable requirements of applicable Law.

(iii)    None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (A) Loans or pools of Loans or (B) participations in Loans or pools of Loans, contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(iv)    The Company has previously disclosed to Parent all claims for repurchases by the Company or any of its Subsidiaries of Loans that were sold to third parties by the Company and its Subsidiaries that are outstanding or threatened (in writing), in each case, as of the date of this Agreement and since December 31, 2018.

(v)    Section 4.01(t)(v) of the Company Disclosure Schedule sets forth a list of (A) each Loan that as of June 30, 2021 (1) was contractually past due ninety (90) calendar days or more in the payment of principal and/or interest, (2) was on non-accrual status, (3) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Authority (collectively, the “Criticized Loans”), (4) for which a specific reserve allocation existed in connection therewith, (5) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (B) each Loan that, as of June 30, 2021, had a total outstanding balance and/or unfunded commitment of $250,000 or more and that, as of such date, (1) a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than ninety (90) calendar days past due, (2) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (3) where a specific reserve allocation exists in connection therewith, and (C) each asset of the Company or any of its Subsidiaries that, as of June 30, 2021, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 4.01(t)(v) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of June 30, 2021.

(vi)    Section 4.01(t)(vi) of the Company Disclosure Schedule sets forth a list of all Loans outstanding as of the date of this Agreement by the Company or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no executive officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.

(vii)    Subject to Section 1.02(b), neither the Company nor any of its Subsidiaries is (A) now nor has it ever been since December 31, 2018 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of Loans or (B) aware of any actual or threatened claim, proceeding or investigation with respect thereto by any Person.

(viii)    Since December 31, 2018, the Company and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any Loan originated by the Company or any of its Subsidiaries satisfied: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such Loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (B) the responsibilities and obligations relating to such Loans set forth in any contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, loan investor or insurer, on the other hand; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Governmental Authority, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (D) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such Loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(ix)    Since December 31, 2018, the Company and each of its Subsidiaries have not engaged in, and, to the Knowledge of the Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers used by the Company or by any of its Subsidiaries, as applicable) has engaged in, directly or indirectly, (A) any foreclosures in violation of any applicable Law, including but not limited to the Service members Civil Relief Act, or in breach of any binding Regulatory Agreement or (B) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to Loans that do not comply with any applicable Law.

(x)     Since December 31, 2018, the Company has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws may be in excess of the asset’s value.

(u)    Allowance For Loan Losses. The Company’s or Investors Bank’s allowance for loan and lease losses (“ALLL”) is, and shall be as of the Effective Time, in compliance with each of such entity’s existing methodology for determining the adequacy of its ALLL as well as the standards established by applicable Governmental Authorities and the incurred loss” standard under the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(v)    Transactions With Affiliates. Since December 31, 2018, the Company has not engaged in any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act. All agreements between the Company or any of its Subsidiaries and any of their respective Affiliates comply in all material respects, to the extent applicable, with Regulation W of the Federal Reserve Board.

(w)    Real Property.

(i)    Section 4.01(w)(i) of the Company Disclosure Schedule contains a complete and correct list of all real property or premises leased or subleased in whole or in part by the Company or any of its Subsidiaries, and together with a list of all applicable leases or subleases and the name of the lessor or sublessor.

(ii)    Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company or a Company Subsidiary (x) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company SEC Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (y) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

(x)    Intellectual Property; Information Technology; Data Security.

(i)    Section 4.01(x)(i) of the Company Disclosure Schedule sets forth a correct and complete list of all Registered Company Intellectual Property, indicating for each item (A) the name of the record owner, (B) the applicable application, registration, serial or other similar identification number, (C) the jurisdiction in which such item has been registered or filed, (D) the date of filing or issuance and (E) solely with respect to Internet domain names and social media accounts, the applicable Internet domain name registrar and social media account registrar.

(ii)    All material Company Intellectual Property is subsisting and not subject to any outstanding order issued by or with any Governmental Authority that adversely affects the Company’s or any of its Subsidiaries’ use of, or its rights to, such Intellectual Property Rights. The material issued and granted Registered Company Intellectual Property included therein is unexpired, valid and enforceable. Neither the Company nor any of its Subsidiaries has received any written notice asserting any claims against the Company or any of its Subsidiaries challenging any of the foregoing.

(iii)    The Company and its Subsidiaries, as applicable, own or have sufficient and valid rights pursuant to written agreements to use, all material Intellectual Property Rights used in or reasonably necessary for the operation of the business as currently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement without modification, cancellation, termination, suspension of or acceleration of any right, obligation or payment with respect to any such Intellectual Property Rights.

(iv)    The Company and its Subsidiaries, as applicable, exclusively own all right, title and interest to the Company Intellectual Property free and clear of all Liens.

(v)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, the conduct of the businesses of the Company and its Subsidiaries in past three (3) years preceding the date of this Agreement has not infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person.

(vi)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any pending, outstanding, threatened or imminent Proceeding, or has received in the three (3) years preceding the date of this Agreement any written notice or claim (including invitations to take a license), alleging that the conduct of the businesses of the Company and its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third parties.

(vii)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, there is no Proceeding against the Company or any of its Subsidiaries pending, outstanding, threatened or imminent, that seeks to challenge or limit the Company’s or any of its Subsidiaries’, as applicable, ownership of, or right to use or enforce any of the Company Intellectual Property.

(viii)    To the Knowledge of the Company, no Person has in the three (3) years preceding the date of this Agreement infringed, misappropriated or otherwise violated any Company Intellectual Property, and neither the Company nor any of its Subsidiaries is a party to any pending, outstanding, threatened or imminent Proceeding, or has sent in the three (3) years preceding the date of this Agreement any written notice or claim (including invitations to take a license), alleging the foregoing.

(ix)    The Company and each of its Subsidiaries has taken all reasonable efforts (including executing appropriate non-disclosure agreements, filing for statutory protections, and taking all reasonable efforts to protect the confidentiality and value of material Trade Secrets) to protect and maintain material Company Intellectual Property, and to the Knowledge of the Company, any material Trade Secrets included in Company Intellectual Property have not been used by, disclosed to or discovered by any Person except pursuant to written, valid and appropriate non-disclosure and license agreements which have not been breached.

(x)    The Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors), who have created or developed any material Intellectual Property Rights for or on behalf of the Company or its Subsidiaries, written, valid and enforceable present assignments of any such Intellectual Property Rights to the Company or its applicable Subsidiaries.

(xi)    The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable, and consistent in all material respects with (i) standard industry practices, (ii) any written commitments of the Company or any of its Subsidiaries and (iii) any statements or policies adopted by the Company or any of its Subsidiaries relating to privacy, Personal Information, cybersecurity, data security or similar matters (such statements and policies, collectively, the “Privacy and Security Policies”).

(xii)    The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws, Privacy and Security Policies, and other contractual and fiduciary obligations relating to privacy, Personal Information, cybersecurity, data security or similar matters, including with respect to the Processing of any Personal Information, including providing all necessary notices and obtaining all necessary rights, grounds, permissions, consents and registrations with respect to such Personal Information.

(xiii)    The Company and each of its Subsidiaries has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personal Information collected or otherwise Processed by or on behalf of the Company or any of its Subsidiaries is protected against loss and against unauthorized access, use, modification or disclosure, and, to the Knowledge of the Company, there has been no unauthorized access to, or use, modification or disclosure of, such Personal Information in a manner that would reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, or result in an obligation for the Company or any of its Subsidiaries to notify any Person or Governmental Authority, including a requirement to make a filing with the SEC. Since December 31, 2018, neither the Company nor any of its Subsidiaries has received any written notice, communication or complaint from any Person alleging a material breach of (or claiming compensation under) any applicable Laws, Privacy and Security Policies, or any other contractual and fiduciary obligations relating to privacy, Personal Information, cybersecurity, data security or similar matters.

(xiv)    The Company and its Subsidiaries obligate all applicable third party service providers, outsourcers or any Person who receives Personal Information from the Company or any of its Subsidiaries to comply with all applicable Laws, Privacy and Security Policies, or any other contractual and fiduciary obligations relating to privacy, Personal Information, cybersecurity, data security or similar matters.

(xv)    To the Knowledge of the Company, no Person has gained unauthorized access to or has used without authorization any of the Company’s or any of its Subsidiaries’ IT Assets (including any information stored on or processed by such IT Assets). The material IT Assets used by the Company or any of its Subsidiaries (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the business as presently conducted, (ii) have not materially malfunctioned or failed in the three (3) years preceding the date of this Agreement and (iii) are free from material bugs or other material defects, or Malicious Code.

(xvi)    The Company and each of its Subsidiaries implements commercially reasonable measures designed to protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, including the implementation of reasonable backup and disaster recovery technology processes consistent with standard industry practice.

(xvii)    No Software included in the Company Intellectual Property is subject to any obligation or condition under any license that conditions the distribution of such Software on: (i) the disclosure, licensing or distribution of any source code for any portion of such Software; (ii) the granting to licensees of the right to make derivative works or other modifications to such Software; (iii) the licensing under terms that allow such Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law); or (iv) redistribution of such Software at no license fee.

(xviii)     No Person other than the Company or its Subsidiaries (including its and their respective authorized employees) has or has had access or possession of any source code for any material proprietary Software included in the Company Intellectual Property.

(y)    Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Articles or Bylaws is applicable to this Agreement or the transactions contemplated hereby, including the Merger, with respect to the Company. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

(z)    Investment Securities and Commodities. Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to the Company’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(aa)    Related Party Transactions. As of the date hereof, except as set forth in any Company SEC Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(bb)    Insurance Activities.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (i) since December 31, 2018, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any Company Subsidiary (“Company Agent”) wrote, sold, produced, managed, administered or procured business for a Company Subsidiary, such Company Agent was, at the time the Company Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no Company Agent has been since December 31, 2018, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such Company Agent’s writing, sale, management, administration or production of insurance business for any Company Insurance Subsidiary (as defined below), and (iii) each Company Agent was appointed by the Company or a Company Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such Company Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “Company Insurance Subsidiary” means each Subsidiary of the Company through which insurance operations is conducted.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (i) since December 31, 2018, the Company and each Company Insurance Subsidiary have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any Company Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each Company Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

(cc)    No Other Representations or Warranties.

(i)    Except for the representations and warranties in this Section 4.01, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by the Company in this Section 4.01, neither the Company nor any Person makes or has made any representation to Parent or any of Parent’s Affiliates or representatives with respect to any oral or written information presented to Parent or any of Parent’s Affiliates or representatives in the course of their due diligence investigation of the Company (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)    The Company acknowledges and agrees that neither Parent nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 4.02.

4.02    Representations and Warranties of Parent. Except as (i) set forth in the Parent Disclosure Schedule, subject to Section 4.03, or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by Parent, as applicable, since December 31, 2020 but prior to the date of this Agreement (excluding any disclosures related to Taxes, any disclosures set forth under the heading “Risk Factors” or disclosures of risks set forth in any “forward-looking statements” disclaimer), Parent hereby represents and warrants to the Company:

(a)    Organization, Standing and Authority. It is a corporation duly incorporated, validly existing and in good standing under the Laws of the Delaware and is a registered bank holding company under the BHC Act that has elected to become a financial holding company. Citizens Bank is a national banking association duly organized and validly existing under the Laws of the United States, and the deposit accounts of Citizens Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Parent, threatened. Each of Parent and Citizens Bank is licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent. Parent has made available to the Company a complete and correct copy of its charter and bylaws and the organizational documents of Citizens Bank, each as amended prior to the date of this Agreement, which are in full force and effect. The outstanding shares of capital stock of Citizens Bank have been duly authorized and are validly issued, fully paid and nonassessable, are not subject to preemptive rights (and were not issued in violation of any preemptive rights) and are owned of record and beneficially by Parent.

(b)    Capital Stock. As of the date of this Agreement, the authorized capital stock of Parent consists solely of 1,000,000,000 shares of Parent Common Stock, of which 570,994,373 shares were issued with 426,083,147 shares outstanding and 144,911,226 held in treasury by Parent or otherwise owned directly or indirectly by Parent or any Subsidiary of Parent; and 100,000,000 shares of Parent Preferred Stock, of which

2,050,000 shares are issued and outstanding. As of July 26, 2021, there were 3,437,206.149 Parent RSUs outstanding and there are no outstanding Parent Stock Options or other Parent Awards. As of July 26, 2021, 48,344,005.851 shares of Parent Common Stock are reserved for issuance under the Parent Stock Plans. Except as set forth in this Section 4.02(b), as of the date of this Agreement, there are no shares of Parent Common Stock authorized and reserved for issuance, Parent does not have any other Rights issued or outstanding with respect to Parent Common Stock, and Parent does not have any commitment to authorize, issue or sell any Parent Common Stock or Rights, except pursuant to this Agreement. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which the Parent or any of its Subsidiaries is a party with respect to the voting or transfer of Parent Common Stock, capital stock or other voting or equity securities or ownership interests of the Parent or granting any shareholder or other person any registration rights. The outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent, the Parent owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(c)    Corporate Power. Parent and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets, in each case in all material respects; and Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated hereby.

(d)    Corporate Authority. As of the date of this Agreement, the Parent Board has, by resolutions duly adopted at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, and (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby. Parent has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by the Company) is a valid and legally binding obligation of Parent, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Parent Common Stock.

(e)    Regulatory Approvals; No Violations.

(i)    No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by Parent in connection with the execution, delivery and performance by Parent of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby except for (A) to the extent required, filings of applications or notices required under the HSR Act, (B) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the OCC and the NJDOBI, (C) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement, (D) the filing of any required applications, filings and notices, as applicable, with the NYSE and NASDAQ and (E) the filing of the Certificate of Merger with Secretary of State of Delaware as described in Section 2.02 and the filing of any certificates pursuant to the Bank Merger as described in

Section 2.03. As of the date of this Agreement, Parent is not aware of any reason why the approvals set forth in this Section 4.02(e) and in Section 6.01(d) will not be received on a timely basis and without the imposition of a condition, restriction or requirement of the type described in Section 6.01(d).

(ii)    Subject to receipt of (A) the approvals referred to in the preceding paragraph, (B) the Company Shareholder Approval, (C) the consents set forth in Section 4.01(f)(ii) of the Company Disclosure Schedule and (D) the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Parent does not, and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (x) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any material Contract binding upon Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or (y) constitute or result in a breach or violation of, or a default under, the organizational documents of Parent or any of its Subsidiaries, except (in the cause of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(f)    Parent Reports; Financial Statements.

(i)    Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2018 (the forms, statements, reports and documents filed or furnished since December 31, 2018 and those filed or furnished subsequent to the date of this Agreement including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports, except where the failure to file (or furnish, as applicable) such forms, statements, certifications, reports and documents, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) the Parent Reports did not, and any of the Parent Reports filed or furnished with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)     Parent’s consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of Parent and its Subsidiaries in all material respects, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

(iii)    Parent and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, as applicable, and all other material reports and statements required to be filed by them since December 31, 2018, including the rules and regulations of the OCC, FDIC, or any other Regulatory Authority, as applicable, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. As of their respective dates, such reports and statements complied in all material respects with all the Laws, rules and regulations of the applicable Regulatory Authority with which they were filed. Subject to Section 1.02(b), except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Parent. Subject to Section 1.02(b), there (i) is no material unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries and (ii) has been no material formal or informal inquiries by, or disagreements or disputes resulting in material risk to the Parent or any of its Subsidiaries with, any Regulatory Authority with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since December 31, 2018.

(iv)     Since December 31, 2020, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.02 or otherwise) has had, or would reasonably be expected to have, a Material Adverse Effect on the Parent.

(v)    Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and that are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditor and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) to the Knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since December 31, 2020, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Parent’s or its Subsidiaries’ employees regarding questionable accounting or auditing matters, have been received by Parent to Parent’s Knowledge. Except for those liabilities that are reflected or reserved against on the most recent consolidated balance sheet included in the Parent Reports, neither Parent nor any of its Subsidiaries has incurred any material obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed) other than in the ordinary and usual course of business consistent with past practice since the date of such balance sheet (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

(g)    Litigation.

(i)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Parent, neither the Parent nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the Knowledge of the Parent, Proceedings of any nature against the Parent or any of its Subsidiaries or any of their current or former directors or executive officers, or challenging the validity or propriety of the transactions contemplated by this Agreement.

(ii)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Parent, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

(h)    Regulatory Matters.

(i)     Subject to Section 1.02(b), none of Parent, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

(ii)    Subject to Section 1.02(b), none of Parent or any of its Subsidiaries has been advised in writing by, and Parent does not have Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i)    Compliance With Laws.

(i)    Parent and its Subsidiaries are, and have been since December 31, 2018, in material compliance with and are not in material default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Volcker Rule or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC.

(ii)    The Parent and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted in all material respects; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect, except as the failure to have such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent; and, to the Parent’s Knowledge, no suspension or cancellation of any of them is threatened.

(iii)    Subject to Section 1.02(b), no investigation or review by any Governmental Authority with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has Parent or any Subsidiary of Parent received any written notification or communication from any Governmental Authority (A) asserting that Parent or any such Subsidiary is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Parent’s Knowledge, do any grounds for any of the foregoing exist).

(iv)    As of June 30, 2021, each of Parent and Citizens Bank is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary banking regulator), and Citizens Bank’s rating under the Community Reinvestment Act is no less than “Satisfactory”.

(j)    No Brokers. None of Parent, any of its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Morgan Stanley & Co. LLC as its financial advisor.

(k)    Tax Matters. None of Parent or any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)    Employee Benefit Matters. (i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Benefit Plan has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “Parent Benefit Plans” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Parent or any of its Subsidiaries, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, retention, profit sharing, insurance, medical, disability, welfare, salary continuation or fringe benefits.

(ii)    Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust has been determined by the IRS to be qualified under Section 401(a) of the Code, and, to the Knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(iii)    Except as would not result in any material liability to Parent and its Subsidiaries, taken as a whole, with respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Parent Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Benefit Plan’s actuary with respect to such Parent Benefit Plan, did not, as of its latest valuation date, exceed the then-current fair market value of the assets of such Parent Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums required to be paid to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan.

(iv)    None of Parent and its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the six (6) years preceding the date of this Agreement, contributed to or been obligated to contribute to any Multiemployer Plan, and none of Parent and the Parent Subsidiaries nor any Parent ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan. In addition, none of the Parent and the Parent Subsidiaries nor any Parent ERISA Affiliate has, at any time during the six (6) years preceding this Agreement, sponsored, maintained or contributed to any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. For purposes of this Agreement, “Parent ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(m)    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have complied since January 1, 2018, with all Environmental Laws.

(n)    Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent or any of the Parent Subsidiaries or for the account of a customer of Parent or any of the Parent Subsidiaries were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of the Parent Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception). Parent and each of the Parent Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

(o)    Loan Portfolio.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each outstanding Loan of Parent or any of the Parent Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and the Parent Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, and (iii) to the Knowledge of Parent, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each outstanding Loan of Parent or any of the Parent Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Parent and the Parent Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable requirements of applicable Law.

(c) None of the agreements pursuant to which Parent or any of the Parent Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(d) Subject to Section 1.02(b), neither Parent nor any of the Parent Subsidiaries is now, nor has it ever been since January 1, 2018, subject to any material fine, suspension, settlement or other administrative agreement or sanction by any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(p)    No Other Representations or Warranties.

(i)    Except for the representations and warranties in this Section 4.02, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Parent in this Section 4.02, neither Parent nor any Person makes or has made any representation to the Company or any of the Company’s Affiliates or representatives with respect to any oral or written information presented to the Company or any of the Company’s Affiliates or representatives in the course of their due diligence investigation of Parent (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)    Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 4.01.

4.03    Disclosure Schedules. On or prior to the date hereof, each of the Company and Parent shall have delivered to the other a schedule (the “Company Disclosure Schedule” and “Parent Disclosure Schedule”, respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or, with respect to the Company Disclosure Schedule, as an exception to one or more representations or warranties contained in Section 4.01 or to one or more covenants contained in Section 5.01 or, with respect to the Parent Disclosure Schedule, as an exception to one or more representations or warranties contained in Section 4.02 (provided that (i) any information set forth in any one section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed an admission by such applicable Party that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on the Company or Parent, as applicable).

ARTICLE 5

COVENANTS

5.01    Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as otherwise expressly contemplated by this Agreement), and except as (i) required by applicable Law or (ii) is necessary and commercially reasonable in response to a Contagion Event or Contagion Event Measures , (a) the business of the Company and its Subsidiaries shall be conducted in all material respects in the ordinary and usual course in accordance with its current business practices and operation, (b) each of the Company and its Subsidiaries shall use its reasonable best efforts to preserve its business organizations and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the Company and its Subsidiaries’ present employees and agents, and (c) subject to Section 5.09, the Company and its Subsidiaries shall take no action that would reasonably be expected to adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Regulatory Authorities or other Governmental Authority required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement or as required by Law, (B) as Parent may approve in writing in advance (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall not and shall not permit its Subsidiaries to:

(a)    Capital Stock. (i) Other than any shares of Company Common Stock issuable in respect of Company Options, Company Restricted Shares or Company RSUs outstanding on the date of this Agreement or permitted to be granted after the date of this Agreement, issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any Rights with respect to the shares of capital stock of the Company, or (ii) permit any shares of capital stock of the Company or any of its Subsidiaries to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

(b)    Dividends; Etc. (i) Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock (except (A) its quarterly cash dividend in the ordinary course of business consistent with past practice (both in terms of the timing of dividend payments and the amounts paid), provided that, subject to the Parties’ coordination efforts pursuant to Section 5.21, the quarterly cash dividend may be increased by no more than $0.02 per share in January 2022, and provided, further, that if the Closing is to occur during the first quarter of 2022, then it is understood and agreed that the Company’s stockholders shall receive the regular quarterly dividend declared by the Parent with respect to the first quarter) and (B) for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock (other than the acquisition of shares of Company Common Stock from a holder of Company Equity Awards in satisfaction of withholding obligations or in payment of the exercise price).

(c)    Employees. Except as required under applicable law, or as required under the terms of this Merger Agreement or the terms of any Company Benefit Plan existing as of the date hereof, or as set forth in Section 5.01(c) of the Company Disclosure Schedule, (i) enter into, establish, adopt, amend or terminate any Company Benefit Plan, or any arrangement that would be a Company Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than (A) the payment of incentive compensation for completed performance periods in the ordinary course of business consistent with past practice based upon actual performance and (B) annual base salary or wage increases for employees who are not party to an individual change in control or similar agreement with the Company in the ordinary course of business, consistent with past practice, that (x) do not exceed, in the aggregate, three percent (3%) of the aggregate base salaries and wage rates in effect as of the date hereof and (y) are made in consultation with Parent), (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (v) terminate the employment or services of any employee with a job level of senior vice president or above, other than for cause, (vi) hire any employee (other than employees or independent contractors having an annual base salary or wage rate or consulting fees and target cash bonus opportunity of no more than $175,000 in the aggregate), or (vii) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization.

(d)    Dispositions. Sell, transfer, lease, abandon, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, allow to lapse or expire, dispose of or discontinue any of its material assets, deposits, business or properties, including any Intellectual Property Rights, other than (i) in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement (other than with respect to Intellectual Property Rights, which are governed by clause (iv) hereof), (ii) sales of individual loans and loan participations pursuant to Section 5.01(o), (iii) other than with respect to Intellectual Property Rights, in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole and (iv) with respect to Intellectual Property Rights, non-exclusive grants of licenses in the ordinary and usual course of business consistent with past practice, or abandonments, lapses or expiry of Intellectual Property Rights that are not material to the business of the Company or any of its Subsidiaries in the ordinary and usual course of business consistent with past practice.

(e)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, equity interests, deposits or properties of any other Person (other than purchases of loans and loan participations pursuant to Section 5.01(o)).

(f)    Merger. Merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any internal transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses.

(g)    Capital Expenditures. Make any capital expenditures other than in accordance with the budget set forth on Section 5.01(g) of the Company Disclosure Schedule.

(h)    Governing Documents. Amend either the Company Charter or the Company Bylaws, or the organizational documents of any of its Subsidiaries.

(i)    Accounting Methods. (i) Implement or adopt any change in the Company’s book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by the Company’s independent public accountants, or (ii) except as may be required by GAAP, or in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets (including any Contract that would be a Material Contract as a result of entering into, modifying or amending such Contract), other than in the ordinary course of business consistent with past practice.

(j)    Contracts. Except with respect to Contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice and in accordance with Section 5.01(o), enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any Material Contract or any Contract which would be a Material Contract if it were in existence on the date of this Agreement, in each case which is not terminable at will or with thirty (30) calendar days or less notice without payment of any amount other than for products delivered or services performed through the date of termination, provided that the foregoing shall not prevent the Company from renewing employment agreements and change-in-control agreements with Company employees in the ordinary course of business consistent with past practice, except as set forth in Section 5.01(c)(i) of the Company Disclosure Schedule.

(k)    Claims. Enter into any settlement, compromise or similar agreement with respect to, any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action involves payment by the Company or any Subsidiary of an amount that exceeds $250,000 individually or $1,000,000 in the aggregate or would impose any material restriction on the business of the Surviving Corporation or create adverse precedent for claims that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(l)    Adverse Actions. Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner, (iii) the Merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code or (iv) a material violation of any provision of this Agreement, except as may be required by applicable Law.

(m)    Risk Management. Except as required by applicable Law, the FDIC or the NJDOBI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in all material respects, the Company’s or its applicable Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable best efforts to avoid any material increase in the Company’s aggregate exposure to interest rate risk.

(n)    Indebtedness. Incur or modify any indebtedness for borrowed money or other liability (other than (i) deposits or customary banking products, such as letters of credit, in each case in the ordinary course of business, (ii) federal funds borrowings and borrowings from the Federal Home Loan Bank of New York or (iii) indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its Subsidiaries) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(o)    Loans. Make any loan, loan commitment, or new extension of credit outside of the ordinary course of business consistent with past practice. For purposes of this Section 5.01(o), “ordinary course of business consistent with past practice” shall mean loans or loan commitments equal to or less than $50,000,000 within the Company’s policy (if a non-criticized credit extension), and equal to or less than $1,000,000 (if a new extension of credit that would, upon origination, be categorized as a criticized asset, provided, that the $1,000,000 restriction on criticized asset lending shall not apply to extensions of credit related to workouts of problem credits so long as such workouts are within the Company’s workout or problem loan resolution policies). If the Company desires to make an extension of credit outside of the foregoing limitations, the Company shall provide Parent an opportunity to object by submitting a copy of the loan write up containing the information customarily submitted as part of the loan write up, to the chief credit officer of Parent three (3) Business Days prior to taking such action; provided that, if Parent objects in writing to such loan or loan commitment or such purchase or sale within three (3) Business Days after receiving such loan write up, the Company shall obtain the approval of the credit approval committee and credit risk committee of the Company Board prior to making such loan or loan commitment or such purchase or sale. Parent consent shall be deemed to have been give if Parent has not objected to a proposed action by the Company within three (3) Business Days after such information is received by Parent. The Company shall not forgive any loans to directors, officers or employees. Within fifteen (15) Business Days of the end of each month, the Company will provide to Parent a schedule listing all delinquent loans, non-accrual loans and non-performing assets as of such month end, and a list of all loan approvals, which list shall indicate the loan amount, loan type and other material features of the loan.

(p)    Investments. (i) Other than in accordance with the investment policies of the Company or any of its Subsidiaries in effect on the date of this Agreement or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of eighteen (18) months or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within three (3) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(q)    Taxes. (i) Commence or settle any litigation or proceeding with respect to any liability for material Taxes, take any action which would reasonably be expected to have a Material Adverse Effect on the Tax position of the Company, or, after the Merger, which would reasonably be expected to have a Material Adverse Effect on the Tax position of the Surviving Corporation, (ii) except in the ordinary course of business consistent with past practice, make or change any material express or deemed Tax election or file any material Tax Return, (iii) file any amended Tax Return, (iv) change any of its methods of reporting income or deductions for Tax purposes, (v) change the entity classification of the Company or any of its Subsidiaries, (vi) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or (vii) take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice.

(r)    Branches. Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of the Company or any of its Subsidiaries.

(s)    New Business. Enter into any new line of business or change in any material respect the Company’s lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies or businesses, as applicable (including (i) any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof, and (ii) any material change or increase with respect to the Company’s cash surrender value business), except as required by applicable Law or policies imposed by any Governmental Authority.

(t)    Lending Practices. Other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) the Company’s hedging practices and policies, in each case except as required by Law or requested by a Governmental Authority.

(u)    Commitments. Agree or commit to do any of the foregoing.

5.02    Parent Forbearance . Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 5.02 of the Parent Disclosure Schedule) and except as required by applicable Law, it shall not and shall cause each of its Subsidiaries not to:

(a)    Adverse Actions. Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Parent’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article 4 not being satisfied in a timely manner, (iii) the Merger being prevented or impeded from qualifying as a reorganization within the meaning of Section 368 of the Code, or (iv) a material violation of any provision of this Agreement;

(b)    Governing Documents. Amend the Parent Charter or the Parent Bylaws, or the organizational documents of any of its Subsidiaries, in each case in a manner that would adversely affect the holders of Company Common Stock relative to all other holders of Parent Common Stock; or

(c)    adjust, split, combine or reclassify any capital stock of Parent or make, declare or pay any extraordinary dividend on any capital stock of Parent;

(d)    Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.03    Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Merger, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI hereof.

5.04    Non-Control. Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.05    Company Shareholder Approval. The Company agrees to take, in accordance with applicable Law and the Company Charter and the Company Bylaws, all action necessary to convene as soon as practicable after the Registration Statement is declared effective (and will in any event use reasonable best efforts to convene such meeting no later than forty-five (45) calendar days after the Registration Statement is declared effective), a special meeting or meetings of its shareholders duly called and held for such purposes (the “Company Meeting”) to consider and to obtain the Company Shareholder Approval. Subject to Sections 5.06(c) and 5.06(d), the

Company Board shall at all times prior to and during such special meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its shareholders (the “Company Board Recommendation”). Without limiting the generality of the foregoing, unless this Agreement has terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the Company’s shareholders at the Company Meeting whether or not (x) the Company’s Board of Directors shall have effected a Company Change of Recommendation or (y) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Meeting (A) if, as of the time for which the Company Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, (B) after consultation with Parent, if the failure to adjourn or postpone the Company Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Prospectus/Proxy Statement, or (C) after consultation with Parent, for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Company Shareholder Approval. Parent may require the Company to adjourn, delay or postpone the Company Meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is five (5) Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Shareholder Approval. Once the Company has established a record date for the Company Meeting, the Company shall not change such record date or establish a different record date for the Company Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company Charter or the Company Bylaws or in connection with a postponement or adjournment of the Company Meeting permitted by this Section 5.05. Without the prior written consent of Parent, the Company Stockholder Approval shall be the only matter that the Company shall propose to be acted on by the shareholders of the Company at the Company Meeting (other than other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby).

5.06    Registration Statement; Proxy Statement; Change of Recommendation.

(a)    The Company and Parent shall prepare and file with the SEC the Prospectus/Proxy Statement (as defined below), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the “Prospectus/Proxy Statement”) constituting a part thereof, the “Registration Statement”), as promptly as practicable, and in any event within forty-five (45) Business Days after the date of this Agreement. Parent and the Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the respective holders of Company Common Stock and Parent Common Stock. Parent shall reasonably promptly provide the Company with copies of any written comments and advise the Company of any oral comments with respect to the Registration Statement received from the SEC. Each Party shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC.

(b)    The Company and Parent each agrees, as to itself and its Subsidiaries, that (i) the Registration Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to Company shareholders and at the times of the Company Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Prospectus/Proxy Statement. The Company and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of the Company and Parent agrees that if such Party shall become aware prior to the Effective Time of any information furnished by such Party that would cause any of the statements in the Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or that would result in an omission to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Prospectus/Proxy Statement.

(c)    The Company Board and each committee thereof shall not:

(i)    except as expressly permitted by, and after compliance with, Section 5.06(d) hereof, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation with respect to the Merger (a “Company Change of Recommendation”); or

(ii)    cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 5.08 entered into in compliance with Section 5.08) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal made to the Company.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Shareholder Approval contemplated by this Agreement is obtained, the Company Board may withhold, withdraw or adversely modify the Company Board Recommendation in connection with approving, recommending or otherwise declaring advisable any Superior Proposal made to the Company after the date of this Agreement, if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would more likely than not result in a violation of the directors’ fiduciary duties under applicable Law; provided, however, that no such Company Change of Recommendation may be made until after (I) at least three (3) Business Days following Parent’s receipt of notice from the Company advising that the Company Board intends to take such action and the basis therefor, including all necessary information under Section 5.08 and (II) the Company has negotiated in good faith to permit Parent to modify this Agreement during such three (3) Business Day period. In determining whether to make a Company Change of Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice.

(e)    Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 5.06, including with respect to the notice period referred to in this Section 5.06.

5.07    Access; Information.

(a)    The Parties agree that upon reasonable notice, as may be reasonable in light of Contagion Event Measures, and subject to applicable Laws relating to the exchange of information and in each case subject to the requirements that such requests or access shall not unreasonably interfere with the business or operations of the Party, it shall afford the other Party and its officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to its books, records (including Tax Returns and work papers of independent auditors), Contracts, information technology systems, properties and personnel and to such other information as such other Party may reasonably request (subject to compliance with all applicable Laws and commercially reasonable health and safety procedures imposed by such Party with respect to its and its Subsidiaries’ employees), and each shall cooperate with the other Party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each shall furnish to the other Party promptly all information concerning its business, properties and personnel as the other Party may reasonably request.

(b)    Each Party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Section 5.07 in accordance with the terms of the Confidentiality Agreement, dated as of June 11, 2021 (the “Confidentiality Agreement”), between Parent and the Company.

(c)    No investigation by either Party of the business and affairs of the other Party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such Party’s obligation to consummate the transactions contemplated by this Agreement.

(d)    Notwithstanding anything in this Section 5.07 to the contrary, no Party shall be required to provide the other Party with access or disclose information where such access or disclosure would, in the reasonable opinion of such Party’s counsel, (i) jeopardize the attorney-client privilege of the such Party (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), (ii) contravene any binding Contract entered into by such Party prior to the date of this Agreement or any Law applicable to such Party, or (iii) involve disclosure of “confidential supervisory information” in accordance with Section 1.02(b). In the event any of the restrictions in this Section 5.07(d)(i) or (ii) shall apply, each Party shall use its commercially reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Law.

5.08    Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees and Affiliates shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees and Affiliates shall, and that it shall direct and use its reasonable best efforts to cause its agents and representatives (including any financial advisor, attorney or accountant retained by it or acting on its behalf) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with Rule 14d-9 and Rule 14d-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement; (B) at any time prior, but not after, the Company Shareholder Approval is obtained, providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive in the aggregate to the other Party than those contained in the Confidentiality Agreement; or (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal if and only to the extent that, in each such case referred to in clause (B) or (C) above, the Company Board determines in good faith (after consultation with outside legal counsel) that (x) such Acquisition Proposal is reasonably likely to result in a Superior Proposal and (y) the failure to take such action would more likely than not violate the directors’ fiduciary duties under applicable Law. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will take the necessary steps to promptly inform the individuals referred to in the first sentence hereof of the obligations undertaken in this Section 5.08. The Company agrees that it will notify Parent promptly, but in no event later than the next succeeding Business Day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

5.09    Regulatory Applications.

(a)    Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare and file, or in the case of Parent cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Governmental Authorities in order to consummate the Merger, the Bank Merger or any of the other transactions contemplated hereby; and any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof. Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable, each shall consult with the other on, all written information submitted to any third party and/or any Governmental Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such Parties agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and/or Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party shall keep the other Party apprised of the status of matters relating to completion of the transactions contemplated hereby (including promptly furnishing the other with copies of the non-confidential portions of notices or other communications received by Parent or the Company, as the case may be, from any third party and/or Governmental Authority with respect to the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and, to the extent permitted by Law, providing descriptions of any oral communications from such Persons). Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authorities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to have a Material Adverse Effect on the Parent (measured on a scale relative to the Company) or a Material Adverse Effect on the Company.

(b)    Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party to any third party and/or Governmental Authority.

5.10    Indemnification; Director’s and Officer’s Insurance.

(a)    Parent agrees that from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions in their capacity as officers and directors and occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law or required or permitted under the Company Charter and/or the Company Bylaws (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law or permitted or required under the Company Charter and/or the Company Bylaws; provided, however, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Further, the Surviving Corporation shall assume, perform and observe the obligations of the Company under any agreements in effect as of the date of this Agreement to indemnify those Persons who are or have at any time been directors and officers of the Company for their acts and omissions occurring at or prior to the Effective Time in their capacity as officers or directors. The Surviving Corporation shall reasonably cooperate with the Company Indemnified Parties, and the Company Indemnified Parties shall reasonably cooperate with the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.

(b)    Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent or the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent, (ii) the Indemnified Party will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; provided, however, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c)    Parent shall or, with the prior written consent of Parent, the Company may, purchase, at or prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of the directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters arising at or prior to the Effective Time, covering without limitation the Merger and the other transactions contemplated hereby, at an aggregate cost up to but not exceeding 300% of the current annual premium for such insurance. If such prepaid “tail” policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 5.10.

(d)    If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.10.

5.11    Benefit Plans.

(a)    From the Effective Time through the first (1st) anniversary thereof, unless otherwise mutually determined in writing by the Company and Parent prior to the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided, to each of the employees of the Company and its Subsidiaries as of immediately prior to the Effective Time who continue employment with Parent or any of its Subsidiaries following the Effective Time (such employees “Continuing Employees”) with (i) base salary or base wage that is no less than the base salary or base wage provided by the Company and the Company Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by the Company and the Company Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits (other than defined benefit plan benefits, employee stock ownership plan opportunities, change in control benefits and equity-based incentive opportunities) that are substantially comparable in the aggregate either to those provided to the Continuing Employees immediately prior to the Effective Time or to similarly situated employees of Parent. During the Continuation Period, each Continuing Employee who is not a party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be eligible to receive severance cash benefits set forth on Section 5.11(a) of the Company Disclosure Schedule, subject to such employee’s execution and non-revocation of a release of claims.

(b)    With respect to any employee benefit plans of Parent or Parent Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (“New Plans”), Parent and Parent Subsidiaries shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles, co-payments or coinsurance and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for all purposes under each applicable New Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)    If requested by Parent in writing delivered to the Company not less than twenty (20) Business Days before the Closing Date, the Board of Directors of Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the 401(k) Plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Closing Date, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan for Continuing Employees. Parent and the Company shall take or cause to be taken any and all actions as may be required to permit current or former employees of the Company and the Company Subsidiaries to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Company 401(k) Plan in the form of cash, notes (in the case of loans), Parent Common Stock or a combination thereof.

(d)    Prior to making any broad-based written or oral communiations to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(e)    Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Parent or the Company or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, the Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Parent or the Company or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan or Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan or Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 8.08, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Parent or the Company or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)    Parent hereby expressly agrees to honor, effective from and after the Effective Time, each of the agreements entered into by the Company’s with its executives and identified on Section 5.11(f) of the Company Disclosure Schedule 5.11(f) and each of the Company’s Benefit Plans as in effect as of the Effective Time, each in accordance with their respective terms; it being understood that this Section 5.11(f) shall not limit the ability of Parent or any Subsidiary of Parent to amend or terminate any Company Benefit Plan in accordance with the terms of the applicable Company Benefit Plan.

5.12    ESOP Matters.

(a)    Prior to the Closing Date, the Company shall take any and all actions and adopt such necessary resolutions to terminate the ESOP effective as of the date immediately preceding the Closing Date and adopt such amendments to the ESOP to terminate the ESOP and effectuate the provisions of this Section 5.12. The ESOP amendments shall provide that (i) all ESOP participant accounts shall be fully vested, (ii) no new participants will be admitted to the ESOP on or after the ESOP termination date, and (iii) no additional benefits shall accrue to any ESOP participant with respect to services performed on or after the Closing Date. The form and substance of all such resolutions and amendments shall be subject to the review and approval of Parent, which shall not be unreasonably withheld, and the Company shall deliver to Parent an executed copy of the resolutions and amendments as soon as practicable following their adoption by the Board of Directors of the Company and shall fully comply with such resolutions and amendments.

(b)    In connection with the termination of the ESOP and the Merger, the Company shall cause all outstanding indebtedness of the ESOP (including any ESOP Loan) to be satisfied in full at least five (5) Business Days prior to the Closing Date. The Company will cancel or offset the ESOP Loan (including accrued interest thereon) in exchange for unallocated shares attributable to the ESOP Loan having an aggregate fair market value that is not more than the outstanding amount of the ESOP Loan plus accrued interest. This will result in the cancellation of both the loan receivable and payable on the books of the Company. Any remaining shares of Company Common Stock held by the ESOP trust after repayment of the ESOP Loan shall be converted into shares of Parent Common Stock in accordance with Section 3.01(a) hereof, and the balance of the unallocated shares and any other unallocated assets remaining in the ESOP’s suspense account after satisfaction of the ESOP Loan and conversion of the shares of Company Common Stock into Parent Common Stock be allocated as earnings to the accounts of the ESOP participants who are employed as of the date of termination of the ESOP based on their account balances under the ESOP as of such date. Prior to the Closing Date, the Company shall provide Parent with documentary evidence sufficient to show that all outstanding indebtedness of the Company ESOP (including any ESOP Loan) has been satisfied in full.

(c)    As soon as practicable after the date of this Agreement but prior to the Closing Date, the Company shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the ESOP. The Company, and following the Effective Time, Parent, shall adopt any amendments to the ESOP as may be reasonably required by the IRS as a condition to granting such favorable determination letter on termination. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

5.13    Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) would reasonably expected, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company or Parent, as the case may be, or to prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated by this Agreement or

(ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VI; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 5.12 or the failure of any condition set forth in Sections 6.02 or 6.03 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.02 or 6.03 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.12 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the Party receiving such notice. Additionally, the Company shall promptly notify Parent in the event that (i) any Loan not otherwise listed on Schedule 4.01(t)(v) of the Company Disclosure Schedule and which has an aggregate principal balance in excess of $250,000 becomes a Criticized Loan or (ii) it charges off any amounts outstanding in respect of any Loan in an aggregate amount of $250,000 or greater.

5.14    Stockholder Litigation. Each Party shall give the other Party prompt notice of any stockholder litigation against such Party or its directors or officers relating to the Merger and other transactions contemplated by this Agreement, and shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation. Each Party shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such Party in connection with any such litigation, and will in good faith take such comments into account. No Party shall agree to settle any such litigation without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its Affiliates.

5.15    Third-Party Agreements. The Parties shall use their reasonable best efforts to obtain (i) the consents or waivers required to be obtained from any third parties in connection with the Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as mutually agreed by the Parties) promptly after the date of this Agreement and (ii) the cooperation of such third parties (including at Parent’s request, with respect to the termination of Contracts following the Effective Time) to effect a smooth transition in accordance with the Parties’ integration plan and timetable at or after the Effective Time.

5.16    NASDAQ and NYSE Matters. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the shares of Company Common Stock from NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

5.17    Section 16 Matters. Each of the Company Board and the Parent Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt the conversion of shares of Company Common Stock into shares of Parent Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the Company Board shall adopt resolutions that specify (A) the name of each individual whose disposition of shares of Company Common Stock (including Company Equity Awards) is to be exempted, (B) the number of shares of Company Common Stock (including Company Equity Awards) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the Parent Board shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of Parent Common Stock is to be exempted, (B) the number of shares of Parent Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. Each Party shall provide to counsel of the other Party for its review (x) copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and (y) copies of such resolutions as adopted, and each Party shall provide the other Party with such information as shall be reasonably necessary for the other Party’s board of directors to set forth the information required in the resolutions of such board of directors.

5.18    Takeover Statute. At all times prior to the Effective Time, the Company shall: (a) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions contemplated hereby and thereby, including the Merger; and (b) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions contemplated hereby, including the Merger.

5.19    Corporate Governance.

(a)    Prior to the Effective Time, the Parent Board shall take all actions necessary so that Kevin Cummings and Michele N. Siekerka, both of whom are current directors on the Company Board, immediately prior to the Effective Time shall be appointed to the Parent Board as of the Effective Time (such appointed directors, the “Company Designated Directors”). Upon appointment to the Parent Board, the Company Designated Directors shall also join the board of directors of Citizens Bank effective as of the Effective Time, and Parent, through the Parent Board and subject to the Parent Board’s fiduciary duties to the stockholders of Parent, shall take all necessary action to nominate such directors for election to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Effective Time.

(b)    Effective as of the Effective Time, and subject to the effectiveness of, and the executive’s compliance with the terms of, the applicable employment agreement, (i) Domenick A. Cama shall serve as the Co-Head of Integration, NYC Metro President for the Surviving Bank and (ii)  Richard S. Spengler shall serve as Executive Vice President, Commercial Banking for the Surviving Bank.

5.20     Transition Planning.

(a)    Commencing on and following the date of this Agreement, and in all cases subject to applicable Law and Section 5.04, upon the reasonable request of the Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with the Parent and its Subsidiaries to facilitate the integration of the Parties and their respective businesses effective as of the Closing Date, or such later date as may be determined by the Parent.

(a)    Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business, and subject to any requirements under applicable Law, the Company shall use commercially reasonable efforts to cause the employees and officers of the Company and its Subsidiaries to provide Parent assistance, including, but not limited to, meeting on a regular basis to discuss and plan for the integration of the Company’s and Parent’s businesses and the conversion of customer data, data processing and related electronic informational systems of the Company and each of its Subsidiaries to those used by the Parent, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of the Company and each of its Subsidiaries; (b) nonrenewal, after the Effective Time, of personal property leases and software licenses used by the Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with integration and conversion planning; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; (e) issuance of joint communications and notices relating to anticipated account changes or systems conversion; and (e) any other actions necessary and appropriate to facilitate the integration and conversion as soon as practicable following the Effective Time, including data processing, information technology and cybersecurity systems testing; provided, however, that neither the Company nor any Company Subsidiary shall be required to terminate any third-party service provider arrangements prior to the Closing.

(b)    From the date of this Agreement until the Closing, upon reasonable notice from Parent, the Company shall, at Parent’s expense: (A) deploy, as directed by Parent, agent-based security software to eligible IT Assets (ensuring successful connectivity of agents to the Company’s control servers) for purposes of conducting a hygiene assessment of the IT Assets, and (B) provide access for, and cooperate with Parent in the performance of, a compromise assessment of the Company’s environment by a third-party security company selected by Parent, including the deployment of such security software and appliances and the granting of such access to the Company’s IT Assets, security logs, and security data, as may be appropriate to support such compromise assessment.

5.21    Dividends. After the date of this Agreement and to the extent permitted under the Parent Charter and the Company Charter, respectively, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of the Parent Common Stock, Parent Preferred Stock, Company Common Stock and Company Preferred Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Company Common Stock and Company Preferred Stock shall not receive two dividends, or fail to receive one dividend, in any calendar quarter with respect to their shares of the Company Common Stock and any shares of the Parent Common Stock any such holder receives in exchange therefor in the Merger.

5.22    Press Releases. The Company and Parent shall consult with each other before issuing any press release or other public statement (including over any social media channel) with respect to the Merger and this Agreement and (except with respect to a Company Change of Recommendation, subject to compliance with Section 5.06(c)) shall not issue any such press release or make any such public statements without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of NYSE, NASDAQ or the SEC. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party.

5.23    Assumption of Subordinated Notes. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent at or prior to the Effective Time, one or more supplemental indentures, guarantees, and/or other instruments required for the due assumption of the Subordinated Notes. The Company shall obtain the consents of the holders of the Subordinated Notes for the assignment and assumption of the Subordinated Notes by Parent, to the extent such consent is required under the Subordinated Notes and/or the Subordinated Note Purchase Agreement, dated as of September 29, 2017, by and between the Company and the purchasers of the Subordinated Notes.

5.24    Foundation Matters. The Company shall take any and all reasonable steps necessary to cause the Investors Foundation to effectuate its respective Foundation Actions set forth in Exhibit C prior to the Effective Time. In the event that the Foundation Actions are ultimately not effectuated by the Roma Foundation prior to the Effective Time, then the Investors Foundation will contribute $25 million to a new foundation to be established by the Parent (the “New Citizens Foundation”), which shall be governed by a board of directors consisting of a majority of Parent representatives and two (2) representatives of the Investors Foundation. The Foundation Actions will otherwise remain the same as agreed as of the date hereof and set forth in Exhibit C hereto.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a)    Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b)    No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(c)    Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(d)    Regulatory Approvals. (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries under (A) to the extent required, the HSR Act and (B) from the Federal Reserve Board and the OCC, which are necessary to consummate the Merger and the Bank Merger, and (ii) any other consents, registrations, approvals, permits and authorizations from any Governmental Authority the failure of which to be obtained would reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent (measured on a scale relative to the Company) or a Material Adverse Effect on the Company, shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect of each of the foregoing shall have expired.

(e)    NYSE Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

6.02    Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Parent set forth in Section 4.02(b) shall be true and correct (other than, such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent set forth in Section 4.02(a), Section 4.02(c) and Section 4.02(j) (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Section 4.02) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); and (iii) all other representations and warranties of the Parent set forth in Article IV (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Section 4.02) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this clause (iii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, to such effect.

(b)    Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, to such effect.

(c)    No Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a Material Adverse Effect on the Parent.

(e)    Tax Opinion. The Company shall have received the opinion of Luse Gorman, PC, counsel to the Company, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Luse Gorman, PC may require and rely upon representations contained in letters from each of the Company and Parent.

6.03    Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.01(b) and Section 4.01(h)(i) shall be true and correct (other than, with respect to Section 4.01(b), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 4.01(a), Section 4.01(c), Section 4.01(d), Section 4.01(e) and Section 4.01(m) (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Section 4.01) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); and (iii) all other representations and warranties of the Parent set forth in Article IV (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Section 4.01) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this clause (iii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company. The Parent shall have received a certificate signed by an executive officer of the Company, dated as of the Closing Date, to such effect.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, to such effect.

(c)    No Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(d)    Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, counsel to Parent, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of the Company and Parent.

ARTICLE 7

TERMINATION

7.01    Termination. This Agreement may be terminated and the Merger may be abandoned:

(a)    at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, by action of the board of directors of either Parent or the Company, in the event that both Parties mutually consent in writing to terminate the Agreement;

(b)    at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, by action of the board of directors of either Parent or the Company, in the event that the Merger are not consummated by July 28, 2022, (the “End Date”); provided that the End Date may be extended to October 28, 2022 by either Parent or the Company by written notice to the other Party if the Closing shall not have occurred by such date, and on such date the conditions set forth in Section 6.01(d) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VI has been satisfied, waived or remains capable of being satisfied, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the Party seeking to terminate pursuant to this Section 7.01(b) which action or inaction is in violation of its obligations under this Agreement;

(c)    at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, by action of the board of directors of either Parent or the Company if (i) the approval of any Governmental Authority required for consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall have been denied by final and nonappealable action of such Governmental Authority, or an application thereof shall have been permanently withdrawn by mutual agreement of Parent and the Company at the request or suggestion of a Governmental Authority, or (ii) the Company Shareholder Approval is not obtained at the duly convened Company Meeting (including any adjournments or postponements of such meetings), as applicable;

(d)     at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, by action of the Company Board if there has been a breach of any representation, warranty, covenant or agreement made by Parent, such that if continuing on the Closing Date, one of Sections 6.02(a) or 6.02(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by the Company (or such shorter period as remaining prior to the End Date); provided that the Company is not then in material breach of any representation, warranty, covenant or agreement;

(e)    at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, by action of the Parent Board if there has been a breach of any representation, warranty, covenant or agreement made by the Company, such that if continuing on the Closing Date, one of Section 6.03(a) or 6.03(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) calendar days after written notice thereof is given by Parent (or such shorter period as remaining prior to the End Date); provided that Parent is not then in material breach of any representation warranty, covenant or agreement; and

(f)    at any time prior to the Company Shareholder Approval, by action of the Parent Board, in the event (A) the Company shall have breached in any material respect Section 5.08; (B) the Company Board shall have effected a Company Change of Recommendation; (C) at any time after the end of ten (10) Business Days following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm its Company Board Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so by Parent; or (D) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company Board recommends that its shareholders tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend unequivocally against acceptance of such offer.

7.02    Effect of Termination and Abandonment.

(a)    In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability or further obligation of any kind on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), except (i) as provided in Section 7.02(b) and (ii) that no such termination shall relieve any Party hereto of any liability or damages arising out of its fraud or its Willful and material breach of any provision of this Agreement. “Willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b)    (i) The Company shall pay a termination fee of $140,000,000 (the “Termination Fee”) to Parent payable by wire transfer of immediately available funds to an account specified by Parent in the event of any of the following:

(A)    in the event that (1) an Acquisition Proposal shall have been made to the Company or its shareholders generally or any Person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) an Acquisition Proposal with respect to the Company, (2) thereafter this Agreement is terminated by either Parent or the Company pursuant to (x) Section 7.01(b) for failure of the Merger to be consummated by the End Date and the Company Shareholder Approval has not been obtained or (y) Section 7.01(c)(ii) or Section 7.01(e) as a result of a Willful and material breach, and, in either case, the Company Shareholder Approval has not been obtained, and (3) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal; provided, that for purposes of this Section 7.02(b)(i)(A), the references to “25%” in the definition of “Acquisition Proposal” shall instead refer to “50%”; or

(B)    this Agreement is terminated by Parent pursuant to Section 7.01(f).

(ii)    Any Termination Fee required by this Section 7.02 shall be paid promptly, but in no event later than two (2) Business Days after the date of termination; provided that with respect to clause (A) above, the Termination Fee shall be paid immediately prior to the Company’s entering into a definitive agreement with respect to, or consummation of, an Acquisition Proposal.

(c)    The Company acknowledges that the agreements contained in paragraph (b) above are an integral part of the transactions contemplated by this Agreement, and that without such agreements Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company fails to promptly pay Parent any amounts due under paragraph (b) above within the time period specified therein, the Company shall pay all costs and expenses (including attorneys’ fees) incurred by Parent from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made. The amount payable by the Company pursuant to Section 7.02(b) constitutes liquidated damages and not a penalty, and, except in the case of fraud or a Willful and material breach, shall be the sole monetary remedy of Parent in the event of a termination due to breach of this Agreement in the circumstances specified in such Section 7.02(b).

ARTICLE 8

MISCELLANEOUS

8.01    Survival. This Article VIII and the agreements of the Company and Parent contained in Sections 5.10 and 5.20 shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

8.02    Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the Party benefited by the provision or by both Parties or (ii) amended or modified at any time, by an agreement in writing between the Parties hereto executed in the same manner as this Agreement, except that after the Company Shareholder Approval is obtained, this Agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Company shareholders in the Merger without any subsequent approval by such shareholders or be in violation of applicable Law.

8.03    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic means), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.04    Governing Law and Venue. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to any conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Delaware. Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 8.07. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

8.05    Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER ACTION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY

RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

8.06    Expenses. All costs and expenses incurred in connection with this Agreement and the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

8.07    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, or otherwise, (b) on the first (1st) Business Day after being sent if delivered utilizing a next-day service by an internationally recognized overnight courier that issues a receipt or other confirmation of delivery, (c) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) when transmitted to the email address set out below, as applicable (provided, that no “error” message or other notification of non-delivery is generated). All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice.

If to the Company to:

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, NJ 07078

Attention: Kevin Cummings, Chief Executive Officer

Facsimile: 973-924-5192

Email: KCummings@investorsbank.com

With a copy to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington D.C. 20015

Attention: John J. Gorman

Email: jgorman@luselaw.com

If to Parent to:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, RI 02903

Attention: Malcolm Griggs, Chief Risk Officer & General Counsel

Email: Malcolm.Griggs@citizensbank.com

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: H. Rodgin Cohen, Mitchell S. Eitel

Facsimile: 212-291-9028; 212-291-9046

Email: cohenhr@sullcrom.com; eitelm@sullcrom.com

8.08    Entire Understanding; No Third Party Beneficiaries . This Agreement (including the Company Disclosure Schedule and Parent Disclosure Schedule), and the Confidentiality Agreement constitute the entire agreement of the Parties hereto and thereto with reference to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof. Except for Section 5.10, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.09    Effect. No provision of this Agreement shall be construed to require the Company or Parent or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate any applicable Law (whether statutory or common Law), rule or regulation.

8.10    Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.11    Severability. Except to the extent that application of this Section 8.11 would have a Material Adverse Effect on the Company or Parent, as applicable, or would prevent, materially delay or materially impair the ability of the Company or Parent to consummate the transactions contemplated by this Agreement, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.12    Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any attempted or purported assignment in contravention of this provision shall be null and void.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ Bruce W. Van Saun
	Name:	Bruce W. Van Saun
	Title:	Chairman and Chief Executive Officer

INVESTORS BANCORP, INC.

By:	/s/ Kevin Cummings
	Name:	Kevin Cummings
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

(Form of Bank Merger Agreement)

AGREEMENT OF MERGER

OF

INVESTORS BANK

WITH AND INTO

CITIZENS BANK, NATIONAL ASSOCIATION

THIS AGREEMENT OF MERGER, dated as of [●] (this “Agreement”), is made and entered into between Citizens Bank, National Association, a national banking association (“Citizens Bank”), and Investors Bank, a New Jersey state-chartered bank (“Investors Bank”) (collectively hereinafter referred to as the “Parties”). Capitalized terms used herein and not defined shall have the meanings given to them in the Parent Merger Agreement (defined below).

RECITALS

WHEREAS, Citizens Financial Group, Inc., a Delaware corporation and the direct parent of Citizens Bank (“Parent”), and Investors Bancorp, Inc., a Delaware corporation and the direct parent of Investors Bank (the “Company”) are parties to that certain Agreement and Plan of Merger, dated as of July 28, 2021 (as amended or supplemented from time to time, the “Parent Merger Agreement”), pursuant to which, upon the terms and subject to the conditions of the Parent Merger Agreement, the Company will merge with and into Parent, with Parent surviving the merger as the surviving corporation and continuing as the direct parent of Citizens Bank and becoming the direct parent of Investors Bank (the “Parent Merger”);

WHEREAS, promptly following the Parent Merger, upon the terms and subject to the conditions of this Agreement and the Parent Merger Agreement, the Parties intend to effect the merger of Investors Bank with and into Citizens Bank, with Citizens Bank surviving the merger; and

WHEREAS, the respective boards of directors of Citizens Bank and Investors Bank, acting pursuant to resolutions duly adopted pursuant to the authority given by, and in accordance with, applicable law, have approved this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE 1 THE MERGER

1.01 Merger; Surviving Bank

On the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3 below), Investors Bank shall be merged with and into Citizens Bank, pursuant to the provisions of, and with the effect provided in, the National Bank Act and, to the extent applicable, the relevant banking statutes of the State of New Jersey (the “NJ Banking Law”) and the regulations of the New Jersey Department of Banking and Insurance (the “NJDOBI”), (said transaction, the “Bank Merger”) and the corporate existence of Investors Bank shall cease. Citizens Bank shall continue its corporate existence under the laws of the United States and shall be the entity surviving the Bank Merger (the “Surviving Bank”). The Parties hereto intend that the Bank Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.02 Articles of Association and Bylaws

From and after the Effective Time (as defined in Section 1.3 below), the Amended and Restated Articles of Association of Citizens Bank, attached hereto as Exhibit A (the “Amended and Restated Articles of

Association”), shall be the articles of association of the Surviving Bank until thereafter amended in accordance with applicable law. From and after the Effective Time, the Amended and Restated Bylaws of Citizens Bank, attached hereto as Exhibit B (the “Amended and Restated Bylaws”), shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

1.03 Effective Time of Bank Merger

The Bank Merger shall become effective as of 12:01 am New York Time on the date following the Closing Date, or at such later time and date as are agreed to by Citizens Bank and Investors Bank, subject to the terms of this Agreement and the Parent Merger Agreement, and approval of the Office of the Comptroller of the Currency (the “OCC”), or such other time and date as shall be provided by law. The date and time of such effectiveness is herein referred to as the “Effective Time.”

1.04 Effect of Bank Merger

All assets as they exist at the Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including, but not limited to, liabilities arising from any operation of a trust department, of the merging institutions existing as of the Effective Time of the Bank Merger.

1.05 Business of Surviving Bank

The business of the Surviving Bank after the Bank Merger shall continue to be that of a national banking association and shall be conducted at its main office, which shall be located at [●], and at all legally established branches.

1.06 Directors

Upon consummation of the Bank Merger, the directors of the Surviving Bank shall be the persons serving as directors of Citizens Bank immediately prior to the Effective Time, subject to Section 5.19 of the Parent Merger Agreement. Directors of the Surviving Bank shall serve for such terms in accordance with the Amended and Restated Articles of Association and Amended and Restated Bylaws of the Surviving Bank.

ARTICLE 2 TREATMENT OF SHARES

2.01 Treatment of Shares

At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder thereof (a) each share of Investors Bank common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and (b) the shares of Citizens Bank common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Bank Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

ARTICLE 3 CONDITIONS PRECEDENT

3.01 Conditions

The respective obligations of the Parties to effect the Bank Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Agreement shall have been ratified and confirmed by the sole shareholder of each of Citizens Bank and Investors Bank, either at a meeting of shareholders or by written consent, in each case as authorized under the applicable articles of association or bylaws or otherwise provided by law.

(b)    Regulatory Approvals. All consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Parties from the OCC, which are necessary to consummate the Bank Merger shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect of the foregoing shall have expired.

(c)    No Injunction. No court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Bank Merger.

(d)    Parent Acquisition. The Parent Merger shall have been consummated in accordance with the terms and conditions of the Parent Merger Agreement.

ARTICLE 4 TERMINATION AND AMENDMENT

4.01 Termination

Notwithstanding the approval of this Agreement by the respective shareholders of Citizens Bank and Investors Bank, this Agreement shall terminate forthwith prior to the Effective Time in the event the Parent Merger Agreement is terminated as therein provided. This Agreement may also be terminated by mutual written consent of the Parties.

4.02 Effect of Termination

In the event of termination of this Agreement as provided in Section 4.1 above, this Agreement shall forthwith become void and have no effect, and none of Citizens Bank and Investors Bank, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

4.03 Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the Parties hereto.

ARTICLE 5 MISCELLANEOUS

5.01 Representations and Warranties

Each of the Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by such Party and constitutes the legal, valid and binding obligation of such Party, enforceable against it in accordance with the terms hereof.

5.02 Further Assurances

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Investors Bank or otherwise carry out the provisions hereof, the proper officers and directors of Investors Bank, as of the Effective Date, and thereafter the officers of the surviving entity acting on behalf of Investors Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

5.03 Governing Law; Waiver of Jury Trial

The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to any conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Delaware, except to the extent federal law may be applicable. EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER ACTION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

5.04 Successors and Assigns

No party to this Agreement may assign any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any attempted or purported assignment in contravention of this provision shall be null and void. This Agreement is binding upon and is for the benefit of the Parties and their respective successors and permitted assigns.

5.05 Counterparts

This Agreement may be executed in one or more counterparts (including by facsimile or electronic means), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

5.06 Entire Agreement

This Agreement and the Parent Merger Agreement constitute the entire agreement of the Parties with reference to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof.

5.07 Specific Performance

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Bank Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

5.08 Severability

Except to the extent that application of this Section 5.8 would prevent, materially delay or materially impair the ability of either of the Parties to consummate the Bank Merger, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement of Merger to be executed by its duly authorized officers, all as of the date first set forth above.

INVESTORS BANK

By:
Name:
Title:

CITIZENS BANK

By:
Name:
Title:

Exhibit B

(Key Employees)

1. Domenick A. Cama

2. Richard S. Spengler

Exhibit C

[omitted]

Annex B

July 27, 2021

The Board of Directors

Investors Bancorp, Inc.

101 John F. Kennedy Pkwy,

Short Hills, NJ 07078

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Investors Bancorp, Inc. (“ISBC”) of the Merger Consideration (as defined below) in the proposed merger (the “Merger”) of ISBC with and into Citizens Financial Group, Inc. (“CFG”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between ISBC and CFG. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), as a result of the Merger, each share of common stock, par value $0.01 per share, of ISBC (“ISBC Common Stock”), excluding Excluded Shares (as defined in the Agreement), issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive: (i) 0.2970 of a share of common stock, $0.01 par value per share, of CFG (“CFG Common Stock” and, such fraction of a share of CFG Common Stock, the “Stock Consideration”) and (ii) $1.46 in cash (the “Cash Consideration”). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, promptly following the Effective Time, Investors Bank, a wholly-owned subsidiary of ISBC, will merge with and into Citizens Bank, National Association, a wholly-owned subsidiary of CFG, pursuant to a separate bank merger agreement (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to ISBC and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between (i) KBW and ISBC and (ii) a KBW broker-dealer affiliate and ISBC), may from time to time purchase securities from, and sell securities to, ISBC and CFG. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of ISBC or CFG for our and their own respective accounts and for the accounts of our and their respective customers and clients. KBW employees may also from time to time maintain individual positions in ISBC and CFG. As ISBC has previously been informed by KBW, such positions currently include individual positions in securities of CFG held by certain senior members of the KBW advisory team providing services to ISBC in connection with the proposed Merger. We have acted exclusively for the board of directors of ISBC (the “Board”) in rendering this opinion and will receive a fee from ISBC for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, ISBC has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors – Investors Bancorp, Inc.

July 27, 2021

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to ISBC for which KBW received compensation. In the past two years, KBW has not provided investment banking or financial advisory services to CFG for which KBW received compensation. An investment banking affiliate of KBW currently maintains a business relationship with an affiliate of CFG to jointly market certain services to real estate investment trusts and pays such CFG affiliate a portion of the compensation received by such KBW affiliate for its services to such real estate investment trusts. We may in the future provide investment banking and financial advisory services to ISBC or CFG and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of ISBC and CFG and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated July 27, 2021 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10K for the three fiscal years ended December 31, 2020 of ISBC; (iii) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of ISBC; (iv) certain preliminary and unaudited quarterly financial results for the quarter ended June 30, 2021 of ISBC (provided by ISBC); (v) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of CFG; (vi) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of CFG; (vii) certain unaudited financial results for the quarter ended June 30, 2021 of CFG (contained in the Current Report on Form 8-K filed by CFG with the Securities and Exchange Commission on July 20, 2021); (viii) certain regulatory filings of ISBC and CFG and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2020 as well as the quarter ended March 31, 2021; (ix) certain other interim reports and other communications of ISBC and CFG to their respective stockholders; and (x) other financial information concerning the businesses and operations of ISBC and CFG furnished to us by ISBC and CFG or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of ISBC and CFG; (ii) the assets and liabilities of ISBC and CFG; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for ISBC and CFG with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of ISBC (which forecasts and projections reflect the estimated pro forma impact of ISBC’s pending acquisition of certain branches of Berkshire Bank (the “Berkshire Branch Acquisition”)) that were prepared by ISBC management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of CFG (which estimates reflect the estimated pro forma impact of CFG’s pending acquisition of certain branches and the national online deposit business of HSBC Bank U.S.A, N.A. (the “HSBC Asset Acquisition”)), as well as assumed CFG long-term growth rates provided to us by CFG management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of ISBC management and with the consent of the Board; (vii) certain adjustments to balance sheet and capital data of ISBC as of June 30, 2021 for the estimated pro forma impact of the Berkshire Branch Acquisition provided to or otherwise discussed with us by ISBC management and certain adjustments to balance sheet and capital data of CFG as of June 30, 2021 for the estimated pro forma impact of the HSBC Asset Acquisition provided to or otherwise discussed with us by CFG management, all of which information was used and relied upon by us based on such discussions, at the direction of ISBC management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on CFG (including, without limitation, the cost savings, related expenses and operating synergies expected to result or be derived from the Merger) that were prepared by CFG management,

The Board of Directors – Investors Bancorp, Inc.

July 27, 2021

provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of ISBC management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of ISBC and CFG regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, ISBC with soliciting indications of interest from third parties regarding a potential transaction with ISBC.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of ISBC as to the reasonableness and achievability of the financial and operating forecasts and projections of ISBC and adjustments to balance sheet and capital data of ISBC as of June 30, 2021 referred to above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of ISBC, upon CFG management as to the reasonableness and achievability of the publicly available consensus “street estimates” of CFG, the assumed CFG long-term growth rates, the adjustments to balance sheet and capital data of CFG as of June 30, 2021, and the estimates regarding certain pro forma financial effects of the Merger on CFG (including, without limitation, the cost savings, related expenses and operating synergies expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of CFG referred to above that such estimates are consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We express no view or opinion as to the Berkshire Branch Acquisition or the HSBC Asset Acquisition (or any terms, aspects, effects or implications thereof) and, with the consent of ISBC, have assumed that Berkshire Branch Acquisition will be consummated as described to us by ISBC management during the third quarter of 2021 and that the HSBC Asset Acquisition will be consummated as described to us by CFG management during the first quarter of 2022.

It is understood that the portion of the foregoing financial information of ISBC and CFG that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of CFG referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of ISBC and CFG and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which has been assumed to be limited, on ISBC and CFG. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

The Board of Directors – Investors Bancorp, Inc.

July 27, 2021

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either ISBC or CFG since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of ISBC and CFG are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of ISBC or CFG, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of ISBC or CFG under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) with no adjustments to the Merger Consideration (including the allocation between cash and stock) and with no other consideration or payments in respect of ISBC Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of ISBC, CFG or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings, related expenses and operating synergies expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of ISBC that ISBC has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to ISBC, CFG, the Merger and any related transaction, the Berkshire Branch Acquisition, the HSBC Asset Acquisition, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration in the Merger to the holders of ISBC Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger and the actions relating to the Investors Bank Amended and Restated Employee Stock Ownership Plan to be taken prior to the closing of the Merger), including without limitation, the form or structure of the Merger (including the form of Merger Consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the Merger or any such related transaction to ISBC, its stockholders, creditors or otherwise, the treatment of ISBC restricted shares and stock options in the Merger, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, charitable

The Board of Directors – Investors Bancorp, Inc.

July 27, 2021

foundation giving or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of ISBC to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by ISBC or the Board; (iii) the fairness of the amount or nature of any compensation to any of ISBC’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of ISBC Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of ISBC (other than the holders of ISBC Common Stock, solely with respect to the Merger Consideration (as described herein) and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of CFG or any other party to any transaction contemplated by the Agreement; (v) whether CFG has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the Cash Consideration to the holders of ISBC Common Stock at the closing of the Merger; (vi) the actual value of CFG Common Stock to be issued in the Merger; (vii) the prices, trading range or volume at which ISBC Common Stock or CFG Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which CFG Common Stock will trade following the consummation of the Merger; (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to ISBC, CFG, their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of ISBC Common Stock or any stockholder of any other entity as to how to vote or act in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to the holders of ISBC Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex C

July 27, 2021

Board of Directors

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, NJ 07078

Ladies and Gentlemen:

Investors Bancorp, Inc. (“Company”) and Citizens Financial Group, Inc. (“Parent”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company shall merge with and into Parent with Parent as the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of the Company Common Stock as specified in the Agreement, shall be converted into the right to receive (i) 0.2970 shares of Parent Common Stock (the “Stock Consideration”), and (ii) $1.46 in cash (the “Per Share Cash Consideration”, and together with the Stock Consideration, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iv) certain internal financial projections for Company for the years ending December 31, 2021 through December 31, 2023, including estimated total assets, gross loans, total deposits, dividends per share and net income available for common shareholders, as well as an annual net income available for common shareholders growth rate for the years ending December 31, 2024 and December 31, 2025, as provided by the senior management of Company; (v) publicly available mean analyst earnings per share and net income estimates for Parent for the years ending December 31, 2021 and December 31, 2022, as well as an estimated long-term annual net income available for common shareholders growth rate for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Parent and its representatives; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, the successful closing of pending branch office acquisitions by both Parent and Company, and based on publicly available mean analyst earnings per share estimates for Company for the years ending December 31, 2021 and December 31, 2022 with a long-term annual net income to common shareholders growth rate for the years ending December 31, 2023 and December 31, 2024, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Company Common Stock and Parent Common Stock, including a comparison of certain stock trading information for Company Common Stock, Parent Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Company and Parent with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company and its representatives the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Company, Parent or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Company and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Parent, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Company or Parent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or Parent, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Parent. We have assumed, with your consent, that the respective allowances for loan losses for both Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Company for the years ending December 31, 2021 through December 31, 2023, including estimated total assets, gross loans, total deposits, dividends per share and net income available for common shareholders, as well as an annual net income available for common shareholders growth rate for the years ending December 31, 2024 and December 31, 2025, as provided by the senior management of Company. In addition, Piper Sandler used publicly available mean analyst earnings per share and net income estimates for Parent for the years ending December 31, 2021 and December 31, 2022, as well as an estimated long-term annual net income available for common shareholders growth rate for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Parent and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, the successful closing of pending branch office acquisitions by both Parent and Company, and based on publicly available mean analyst earnings per share estimates for Company for the years ending December 31, 2021 and December 31, 2022 with a long-term annual net income to common shareholders growth rate for the years ending December 31, 2023 and December 31, 2024, as provided by the senior management of Parent. With respect to the foregoing information, the respective senior managements of Company and Parent confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Company and Parent, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Parent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and Parent will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Parent, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Parent Common Stock at any time or what the value of Parent Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to Company in the two years preceding the date hereof, nor has Piper Sandler provided any investment banking services to Parent in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, Parent and their respective affiliates. We may also actively trade the equity and debt securities of Company, Parent and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

Annex D

Section 262 of the General Corporation Law of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless

(1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify its directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article 8, Section 8.02 of the Citizens charter provides for indemnification of each officer, director, employee and agent of Citizens to the fullest extent permitted by the DGCL.

Additionally, Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article 8, Section 8.01 of the Citizens charter limits the liability of directors to the fullest extent permitted by Section 102(b)(7).

Section 145 of the DGCL also permits a corporation to purchase and maintain insurance on behalf of its directors and officers, as well as other employees and individuals against any liability asserted against or incurred by such person in connection with or arising out of such person’s capacity with the corporation, regardless of whether the corporation could permissibly indemnify any such person against such liability. Article 8, Section 8.03 of the Citizens charter permits Citizens to provide liability insurance for its directors, officers, employees or agents providing for coverage against loss from claims made against directors, officers, employees and agents in their capacity as such, including in certain instances when Citizens could not itself indemnify such persons. Citizens has purchased this insurance for its directors and officers.

Citizens has entered into an indemnification agreement with each of its current directors. These agreements require Citizens to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to Citizens, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, Citizens has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 28, 2021, by and between Citizens Financial Group, Inc. and Investors Bancorp, Inc. (included as Annex A to the proxy statement/prospectus, which forms part of this registration statement on Form S-4).

3.1	Restated Certificate of Incorporation of Citizens Financial Group, Inc., dated July 8, 2021 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2021, filed August 3, 2021).

3.2	Amended and Restated Bylaws of Citizens Financial Group, Inc. (as amended and restated on April 23, 2020) (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed April 24, 2020).

5.1	Opinion of Sullivan & Cromwell LLP regarding the validity of the securities being registered.

8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters.

8.2	Opinion of Luse Gorman, PC regarding certain tax matters.

21.1	Subsidiaries of Citizens Financial Group, Inc. (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed on February 23, 2021)

23.1	Consent of Deloitte & Touche LLP with respect to Citizens Financial Group, Inc.

23.2	Consent of KPMG LLP with respect to Investors Bancorp, Inc.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 hereto).

23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1 hereto).

23.5	Consent of Luse Gorman, PC (included in Exhibit 8.2 hereto).

24.1	Power of Attorney.*

99.1	Form of Investors Proxy Card.

99.2	Consent of Keefe, Bruyette & Woods, Inc.

99.3	Consent of Piper Sandler & Co.

99.4	Consent of Kevin Cummings to be named as director.*

99.5	Consent of Michele Siekerka to be named as director.*

*	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

7.

That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

9.

To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

10.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, Rhode Island, on October 5, 2021.

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ John F. Woods
Name: John F. Woods
Title: Vice Chairman and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 5, 2021:

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ John F. Woods
Name: John F. Woods
Title: Vice Chairman and Chief Financial Officer

Chairman of the Board and Chief Executive Officer (Principal Executive Officer and Director): Bruce Van Saun*

Executive Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer): C. Jack Read*

Directors:
Lee Alexander*	Christine M. Cumming*
William P. Hankowsky*	Leo I. Higdon, Jr.*
Edward J. Kelly III*	Charles J. Koch*
Robert G. Leary*	Terrance J. Lillis*
Shivan S. Subramaniam*	Christopher J. Swift*
Wendy A. Watson*	Marita Zuraitis*

*	By power of attorney